                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-84861
          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 1, 1999

                                  $200,000,000

                             [PILGRIM'S PRIDE LOGO]

                          9 5/8% Senior Notes due 2011
                               ------------------

     The Notes will mature on September 15, 2011. We will pay interest on the Notes semi-annually in cash in arrears on March 15 and September 15, commencing on March 15, 2002.
     We may redeem the Notes on or after September 15, 2006. In addition, prior to September 15, 2004, we may redeem up to 35% of the Notes with the net proceeds of certain sales of common equity.
     If we sell assets or experience a change of control, we may be required to make offers to repurchase the Notes at the prices and on the terms described in this prospectus supplement. These Notes are our general unsecured senior obligations, ranking equally with all our other unsubordinated indebtedness, and are effectively subordinated to our secured obligations, including our revolving and term loan facilities, to the extent of that security, and the indebtedness of our subsidiaries.
     The Notes will be held by the book-entry depositary, and book-entry interests representing interests in the Notes and transfers of these interests in the Notes will be shown on the records maintained by The Depository Trust Company.
     INVESTING IN THE NOTES INVOLVES RISKS.  SEE "RISK FACTORS" ON PAGE S-10.

                                                               UNDERWRITING      PROCEEDS TO
                                                PRICE TO       DISCOUNTS AND      PILGRIM'S
                                                 PUBLIC         COMMISSIONS         PRIDE
                                              ------------     -------------     ------------
Per Note....................................       100.00%           2.31%             97.69%
Total.......................................  $200,000,000      $4,614,500       $195,385,500

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.
                          Joint Book-Running Managers
CREDIT SUISSE FIRST BOSTON
                              MERRILL LYNCH & CO.
                                                    MORGAN STANLEY
                                                              JPMORGAN
                               ------------------

A.G. EDWARDS & SONS, INC.
                            BMO NESBITT BURNS CORP.
                                                  SUNTRUST ROBINSON HUMPHREY
           The date of this prospectus supplement is August 6, 2001.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       -----
SUMMARY..............................    S-1
RISK FACTORS.........................   S-10
USE OF PROCEEDS......................   S-16
CAPITALIZATION.......................   S-17
UNAUDITED PRO FORMA FINANCIAL DATA...   S-18
SELECTED CONSOLIDATED FINANCIAL AND
  OTHER DATA.........................   S-25
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF RESULTS OF OPERATIONS AND
  FINANCIAL CONDITION................   S-26
SELECTED HISTORICAL CONSOLIDATED
  FINANCIAL AND OTHER DATA -- WLR
  FOODS..............................   S-35
THE CHICKEN AND TURKEY INDUSTRIES....   S-41
BUSINESS.............................   S-47
MANAGEMENT...........................   S-65
DESCRIPTION OF OTHER INDEBTEDNESS....   S-67
DESCRIPTION OF NOTES.................   S-68
UNDERWRITING.........................  S-103
NOTICE TO CANADIAN RESIDENTS.........  S-104
LEGAL MATTERS........................  S-105

                                   PROSPECTUS

                                        PAGE
                                        ----
RISK FACTORS..........................    2
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................    5
ABOUT THIS PROSPECTUS.................    5
WHERE YOU CAN FIND MORE INFORMATION...    6
THE COMPANY...........................    7
USE OF PROCEEDS.......................    7
RATIO OF EARNINGS TO FIXED CHARGES....    8
DESCRIPTION OF DEBT SECURITIES........    8
DESCRIPTION OF EQUITY SECURITIES......   15
CERTAIN PROVISIONS OF THE CERTIFICATE
  OF INCORPORATION, BYLAWS AND
  STATUTES............................   18
PLAN OF DISTRIBUTION..................   20
LEGAL MATTERS.........................   21
EXPERTS...............................   21

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.
                               ------------------

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Statements of our intentions, beliefs, expectations or predictions for the future, denoted by the words "anticipate," "believe," "estimate," "expect," "project," "imply," "intend," "foresee" and similar expressions, are forward-looking statements that reflect our current views about future events and are subject to risks, uncertainties and assumptions. Such risks, uncertainties and assumptions include those identified in the "Risk Factors" and "Business" sections of this prospectus supplement and the following:

     - Matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey;

     - Management of our cash resources, particularly in light of our substantial leverage;

     - Restrictions imposed by, and as a result of, our substantial leverage;

     - Currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations;

     - Changes in laws or regulations affecting our operations, as well as competitive factors and pricing pressures;

     - Inability to effectively integrate WLR Foods or realize the associated cost savings and operating synergies currently anticipated; and

     - The impact of uncertainties of litigation as well as other risks described in our filings with the Securities and Exchange Commission.

     Actual results could differ materially from those projected in these forward-looking statements as a result of these factors, among others, many of which are beyond our control.

                                    SUMMARY

     The following is a summary of the more detailed information appearing elsewhere in this prospectus supplement. This summary is not complete and does not contain all the information you should consider. You should read the entire prospectus supplement and the accompanying prospectus carefully including the "Risk Factors" and the financial statements and the related notes. Unless the context otherwise requires, "we," "us," "our" and similar terms, as well as references to "the Company" and "Pilgrim's Pride," include all of our consolidated subsidiaries. We obtained the industry data used throughout this prospectus supplement from industry publications that we believe to be reliable, but we have not independently verified this information. We have provided certain financial data in this prospectus supplement that gives information for the last twelve months ended June 30, 2001 (the "LTM Period"). Our pro forma data gives effect to our acquisition of WLR Foods, Inc. and this offering and the application of the net proceeds therefrom as described under "Use of Proceeds" as if they had occurred at the beginning of the relevant period. We define the poultry industry as consisting of the chicken and turkey industries.

                                  THE COMPANY

     We are the second largest producer of poultry in both the United States and Mexico and have one of the best known brand names in the poultry industry. In the United States, we produce both prepared and fresh chicken and turkey, while in Mexico, we produce exclusively fresh chicken. Through vertical integration, we control the breeding, hatching and growing of chickens and turkeys and the processing, preparation, packaging and sale of our product lines, which we believe has made us one of the highest quality, lowest-cost producers of poultry in North America. We have consistently applied a long-term business strategy of focusing our growth efforts on the higher-value, higher-margin prepared foods products and have become a recognized industry leader in this market segment. Accordingly, our sales efforts have traditionally been targeted to the foodservice industry, principally chain restaurants and food processors. Some of our largest customers include Wendy's(TM), Stouffers(TM), Arby's(TM), KFC(TM) and Wal-Mart(TM). We have continually made investments to ensure that our prepared foods capabilities remain state-of-the-art and have complemented these investments with a substantial and successful research and development effort. On a pro forma basis, we sold 2.8 billion pounds of dressed chicken and 436.6 million pounds of dressed turkey and generated net sales of $2.4 billion and EBITDA (as defined in "-- Summary Historical Financial and Other Data" below) of $153.1 million in the LTM Period. For the LTM Period, our U.S. operations accounted for 86.7% of our pro forma net sales, with the remaining 13.3% arising from our Mexico operations.

     Pilgrim's Pride Corporation, which was incorporated in Texas in 1968 and reincorporated in Delaware in 1986, is the successor to a partnership founded in 1946 as a retail feed store. Our principal executive offices are located at 110 South Texas Street, Pittsburg, Texas 75686 and our telephone number is (903) 855-1000.

                                CHICKEN BUSINESS

     The U.S. chicken industry has grown each year for the last twenty years, from 11.3 billion pounds produced in 1980 to 30.2 billion pounds in 2000, a compounded annual growth rate of 5.0%. This growth resulted from increasing domestic and international per capita consumption of chicken and population growth. From 1980 to 2000, annual per capita consumption of chicken in the U.S. increased 62.5%, while annual per capita consumption of beef and pork declined 9.3% and 8.6%, respectively. Per capita consumption of chicken in the U.S. surpassed that of pork in 1984 and beef in 1992. We believe these favorable trends will continue for the foreseeable future due to consumers' continued awareness of the health benefits, convenience, cost advantages and versatility of chicken. The USDA estimates that per capita consumption of chicken in the U.S. will grow from 78.0 pounds in 2000 to 89.4 pounds in 2005, a compounded annual growth rate of 2.8%.

     We expect several on-going industry trends to continue in 2002. These include increasing consumer demand for high-quality poultry products in the United States and globally, continued consolidation of the poultry industry and stricter environmental regulations governing new and existing poultry operations. We believe the trends will result in favorable demand for our products, more stable poultry prices and generally improved industry conditions.

     We believe that the industry has two major customer categories, foodservice and retail. Foodservice customers principally include chain restaurants, food processors, foodservice distributors and certain other institutions. Retail customers principally include grocery store chains, wholesale clubs and other retail distributors. While the overall chicken market has grown consistently, we believe the majority of this growth in recent years has been in the foodservice market. According to the National Chicken Council, during the 1996 through 2000 period, sales of chicken products to the foodservice market grew at a compounded annual growth rate of approximately 7.8%, versus 3.3% growth for the chicken industry overall. Foodservice growth is anticipated to continue as "food-away-from-home" expenditures continue to outpace overall industry rates. According to the National Restaurant Association, food-away-from-home expenditures grew at a compounded annual growth rate of approximately 5.3% during the 1996 through 2000 period and are projected to grow at a 4.3% compounded annual growth rate from 2000 through 2010. As a result, the food-away-from-home category is projected by the National Restaurant Association to account for 53% of total food expenditures by 2010, as compared with 46% in 2000. Our sales to the foodservice market from fiscal 1996 through fiscal 2000 grew at a compounded annual growth rate of 10.7% and represented 71.1% of the net sales of our U.S. chicken operations in the LTM Period (69.4% on a pro forma basis).

     We are the second largest supplier of prepared chicken products in the U.S. Our prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, frankfurters, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. Our prepared chicken products are sold primarily to foodservice customers. We are the largest supplier of chicken to Wendy's(TM) and Stouffers(TM) and we are a major supplier of chicken to Wal-Mart(TM), Burger King(TM), Arby's(TM) and KFC(TM). Due to increased demand from our foodservice customers, our prepared chicken products sales from fiscal 1996 through fiscal 2000 grew at a compounded annual growth rate of 16.5% and represented 54.4% of the net sales of our U.S. chicken operations in the LTM Period (47.0% on a pro forma basis). We believe our above-market growth of prepared chicken products is attributable to our competitive strengths, which include full-line product capabilities, high-volume production capacities, research and development expertise and extensive distribution and marketing experience. On a pro forma basis, 48.7%, 44.5% and 38.6% of U.S. Poultry Sales, U.S. Sales and Total Sales, respectively, were sales of prepared foods poultry products in the LTM Period.

     We also sell fresh chicken products to the foodservice and retail markets. Our fresh chicken products represented 38.9% of the net sales of our U.S. chicken operations in the LTM Period (44.9% on a pro forma basis). Our fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken, which includes various combinations of freshly refrigerated, whole chickens and chicken parts in trays, bags or other consumer packs labeled and priced ready for the retail grocer's fresh meat counter. Our retail sales are enhanced by the strong consumer awareness of the Pilgrim's Pride(R) brand, which is one of the leading chicken brand names in the southwestern United States and Mexico. We believe our brand awareness enhances the distribution of our fresh chicken and enables us to achieve price premiums in certain of our geographic markets.

     We are the second largest producer of chicken in Mexico. Total production of chicken in Mexico increased from approximately 1.5 billion pounds in 1980 to approximately 4.3 billion pounds in 2000, a compounded annual growth rate of 5.5%. According to an industry source, between 1980 and 2000, annual per capita consumption of chicken in Mexico increased 107.2% to 43.8 pounds per person, as compared to 78.0 pounds per person in the U.S. We believe per capita chicken consumption increased in Mexico due to increased disposable income and the price advantage of chicken relative to other meats and will continue to grow in the future as a result of these factors. Since entering the Mexican chicken market in fiscal 1988, we have made significant capital investments to modernize our production technology and improve our distribution network. In addition, we completed several strategic acquisitions, transferred experienced management personnel from the U.S. and developed a strong local management team. We believe that our strategy enables us to achieve greater brand awareness, increased market share and higher profit margins relative to most other chicken producers in Mexico. As a result, we are well-positioned to capitalize on the projected growth in demand for chicken in Mexico. According to industry data, per capita chicken consumption in Mexico is anticipated to grow from 43.8 pounds in 2000 to 46.7 pounds in 2005, a compounded annual growth rate of 1.3%, as a result of the country's improving economy and favorable demographic trends.

                                TURKEY BUSINESS

     Due to our recently acquired turkey operations, we are the fourth largest producer of turkey in the United States. The U.S. turkey industry has grown from
3.1 billion pounds produced in 1980 to 7.0 billion pounds produced in 2000, a compounded annual growth rate of 4.2%. This growth resulted from increasing domestic and international per capita consumption of turkey and population growth. From 1980 to 2000, annual per capita consumption of turkey in the U.S. increased 72.8%. We believe this growth trend will continue for the foreseeable future due to consumers' awareness of the health benefits and cost advantages of turkey and the opportunity to develop and market more convenient and versatile turkey products in this sector of the poultry industry. The USDA estimates that per capita consumption of turkey in the U.S. will grow from 17.8 pounds in 2000 to 19.0 pounds in 2005, a compounded annual growth rate of 1.3%.

     Our turkey products include fresh and frozen whole birds and parts, including retail tray pack items, turkey burgers and a full line of further processed products, including deli meats, frankfurters and salads. We will continue to increase our focus on the production of higher margin, value-added turkey products, including a new line of flavored turkey burgers, deli roasts and hams.

                             WLR FOODS ACQUISITION

     On January 27, 2001, we acquired WLR Foods, Inc. (formerly Nasdaq: WLRF) for $239.5 million and the assumption of $45.5 million of indebtedness. WLR Foods was the seventh largest poultry company in the United States with $836.9 million of revenue in calendar year 2000. The acquisition was accounted for as a purchase. The WLR Foods acquisition provided us with (1) chicken processing facilities in the eastern United States, where we previously had no facilities, which can deliver poultry products within one day to markets accounting for approximately 40% of the U.S. population; (2) significant opportunities to realize synergies between WLR Foods and our pre-existing chicken operations; and
(3) diversification of our revenue stream into the $8 billion turkey industry, where we can capitalize on our prepared foods processing expertise. To date, we are actively integrating the WLR Foods operations and have realized significant annualized cost savings and believe opportunities for significant additional cost savings exist as our integration efforts continue. Currently, WLR Foods' chicken sales mix consists mostly of lower margin fresh chicken products. However, we intend to convert WLR Foods' chicken sales into higher margin, fresh and prepared chicken products. By consistent and continued application of our long-term business strategy to both our recently acquired and our existing fresh chicken mix, we believe that our overall product mix will return to the levels existing prior to the WLR Foods acquisition within three years.

                               BUSINESS STRATEGY

     Our objectives are (1) to increase sales, profit margins and earnings and
(2) outpace the growth of, and maintain our leadership position in, the poultry industry. To achieve these goals, we plan to continue to pursue the following strategies and apply these strategies to the recently acquired WLR Foods operations:

     - CAPITALIZE ON ATTRACTIVE U.S. PREPARED FOODS MARKET. We focus our U.S. growth initiatives on sales of prepared foods to the foodservice market because it continues to be one of the fastest growing and most profitable segments in the poultry industry. Products sold to this market segment require further processing, which enables us to charge a premium for our products, reduces the impact of feed ingredient costs on our profitability and improves and stabilizes our profit margins. Feed ingredient costs typically decrease from approximately 30-50% of total production cost for fresh chicken products to approximately 16-25% for prepared chicken products. Our sales of prepared chicken products to the foodservice market grew from $305.3 million in fiscal 1996 to $593.6 million in fiscal 2000, a compounded annual growth rate of 18.1%. In addition, these sales increased as a percentage of our total U.S. chicken revenues from 39.3% to 56.5% during the same five-year period. As a result of the acquisition of WLR Foods, whose operations were focused primarily on fresh chicken products, this percentage has decreased to 40.3% on a pro forma basis for the LTM Period. Over the last 21 months, we have invested approximately $72 million to expand our prepared foods operations, which increased our prepared foods production capacity by approximately 50%. We believe that we will realize the benefits from this additional production capacity over the next 18 to 24 months and that these investments will be the primary investments necessary to enable us to return the percentage of our overall product mix derived from prepared foods products to the levels existing before the acquisition of WLR Foods.

     - EMPHASIZE CUSTOMER-DRIVEN RESEARCH AND TECHNOLOGY. We have a long-standing reputation for customer-driven research and development in designing new products and implementing advanced processing technology. This enables us to better meet our customers' changing needs for product innovation, consistent quality and cost efficiency. In particular, customer-driven research and development is integral to our growth strategy for the prepared foods market in which customers continue to place greater importance on value-added services. Our research and development personnel often work directly with institutional customers in developing products for these customers, which we believe helps promote long-term relationships. Approximately $253.7 million, or 27.3%, of our chicken sales to foodservice customers in the LTM Period consisted of products that we did not sell in fiscal 1996.

     - ENHANCE U.S. FRESH CHICKEN PROFITABILITY THROUGH VALUE-ADDED, BRANDED PRODUCTS. Our U.S. fresh chicken sales accounted for $508.8 million, or 38.9%, of our U.S. chicken sales for the LTM Period ($698.7 million, or 44.9%, on a pro forma basis). In addition to maintaining the sales of mature, traditional fresh chicken products, our strategy is to shift the mix of our U.S. fresh chicken products by continuing to increase sales of higher margin, faster growing products, such as marinated chicken and chicken parts. Most of our fresh chicken products are sold under the Pilgrim's Pride(R) brand name, which is one of the best known brands in the chicken industry.

     - IMPROVE OPERATING EFFICIENCIES AND INCREASE CAPACITY ON A COST-EFFECTIVE BASIS. As production and sales grow, we continue to focus on improving operating efficiencies by investing in state-of-the-art technology, processes and training and our total quality management program. Specific initiatives include:

       - standardizing lowest-cost production processes across our various facilities;

       - centralizing purchasing and other shared services; and

       - upgrading technology where appropriate.

      In addition, we have a proven history of increasing capacity while improving operating efficiencies at acquired properties both in the U.S. and Mexico. As a result, according to industry data, since 1993 we have consistently been one of the lowest cost producers of chicken in the U.S., and we also believe we are one of the lowest cost producers of chicken in Mexico. With respect to our

      WLR Foods acquisition, we have already begun realizing significant operating efficiencies by reducing administrative expenses and focusing on live production and plant operations, sales, marketing, freight and procurement. To date, we have realized significant annualized cost savings with WLR Foods and believe additional opportunities for significant cost savings exist.

     - CONTINUE TO PENETRATE THE GROWING MEXICAN MARKET. We seek to leverage our leading market position and reputation for freshness and quality in Mexico by focusing on the following four objectives:

       - to be one of the most cost-efficient producers and processors of chicken in Mexico by applying technology and expertise utilized in the U.S.;

       - to continually increase our distribution of higher margin, more value-added products to national retail stores and restaurants;

       - to continue to build and emphasize brand awareness and capitalize on Mexican consumers' preference for branded products and their insistence on freshness and quality; and

       - to ensure that, as Mexican tariffs on imported chicken are eliminated by 2003, a significant portion of the chicken imported from the U.S. will be distributed through our existing and planned distribution facilities. The location of our U.S. operations in the Southwest gives us a strategic advantage to capitalize on exports of U.S. chicken to Mexico.

     - LEVERAGE OUR RECENTLY ACQUIRED TURKEY OPERATIONS. We seek to take advantage of our leading market position and reputation as a high quality, high service provider of chicken products to purchasers of turkey products by focusing on the following four objectives:

       - to cross-sell prepared turkey products to existing chicken customers;

       - to develop new and innovative prepared turkey products by capitalizing on our research and development expertise;

       - to improve operating efficiencies in our turkey operations by applying proven management methodologies and techniques employed historically in our chicken operations; and

       - to capitalize on the unique opportunity to establish, develop and market turkey products under the Pilgrim's Pride(R) brand name.

     - CAPITALIZE ON EXPORT OPPORTUNITIES. We intend to continue to focus on international opportunities to complement our U.S. poultry operations and capitalize on attractive export markets. According to the USDA, the export of U.S. poultry products has grown 25.5% and 4.6% for chicken and turkey, respectively, from 1996 through 2000. We believe that U.S. poultry exports will continue to grow as worldwide demand increases for high-grade, low-cost protein sources. According to USDA data, the export market is expected to grow at 57.7% and 8.1% for chicken and turkey, respectively, from 2000 to 2005. Historically, we have targeted international markets to generate additional demand for our chicken and turkey dark meat, which is a natural by-product of our U.S. operations given our concentration on prepared foods products and the U.S. customers' general preference for white meat. As part of this initiative, we have created a significant international distribution network into several markets, including Mexico, which we now utilize not only for dark meat distribution, but also for various higher margin prepared foods and other poultry products. Historically, WLR Foods has utilized a direct international sales force compared to our primary use of export brokers. Our key international markets include Canada, Mexico, Eastern Europe and the Far East. We believe that we have substantial opportunities to expand our sales to these markets by capitalizing on WLR Foods' direct international distribution channels supplemented by our existing export broker relationships. Exports accounted for approximately 5.6% of our pro forma net sales for the LTM Period.

                                  RISK FACTORS

     See "Risk Factors" beginning on page S-10 for a discussion of factors you should consider carefully before deciding to invest in the Notes.

                                  THE OFFERING

Issuer..............................     Pilgrim's Pride Corporation.

Securities Offered..................     $200,000,000 principal amount of 9 5/8%
                                         Senior Notes due September 15, 2011.

Subsidiary Guarantees...............     The Notes will be guaranteed on a
                                         senior unsecured basis by any of our
                                         domestic subsidiaries that incur
                                         indebtedness. None of our foreign
                                         subsidiaries will guarantee the Notes,
                                         and none of our existing domestic
                                         subsidiaries will initially guarantee
                                         the Notes because they do not currently
                                         have any indebtedness.

Maturity Date.......................     September 15, 2011.

Interest Rate.......................     Interest on the Notes will accrue at
                                         the rate of 9 5/8% per annum, payable
                                         semi-annually in cash in arrears.

Interest Payment Dates..............     March 15 and September 15 of each year,
                                         commencing on March 15, 2002.

Use of Proceeds.....................     We will use the net proceeds from the
                                         offering to redeem our outstanding
                                         senior subordinated notes and to repay
                                         existing indebtedness.

Ranking.............................     The Notes will be senior unsecured
                                         obligations. They will rank equally
                                         with all of our existing and future
                                         obligations that do not expressly
                                         provide that they are subordinated to
                                         the Notes. Because they are unsecured,
                                         they will effectively rank behind all
                                         of our secured obligations to the
                                         extent of the value of the assets
                                         securing those obligations.

                                         The Notes will rank ahead of all of our
                                         future obligations that expressly
                                         provide that they are subordinated to
                                         the Notes.

                                         Assuming that we had completed this
                                         offering as of June 30, 2001 and
                                         applied the net proceeds as intended,
                                         the Notes would have been effectively
                                         subordinated to approximately $330.9
                                         million of our secured obligations and
                                         liabilities of our subsidiaries, and we
                                         would not have had any obligations that
                                         were subordinated to the Notes on that
                                         date.

Optional Redemption.................     We will have the right to redeem the
                                         Notes in whole or in part on or after
                                         September 15, 2006 at the redemption
                                         prices described in "Description of
                                         Notes -- Optional Redemption." In
                                         addition, prior to September 15, 2004,
                                         we have the option to redeem
                                         up to 35% of the aggregate principal
                                         amount of the Notes originally issued
                                         with the net proceeds of one or more
                                         sales of common equity at the price
                                         described in "Description of
                                         Notes -- Optional Redemption."

Mandatory Offer to Repurchase.......     If we sell certain assets or experience
                                         specific kinds of changes in control,
                                         we must offer to repurchase the Notes
                                         at the prices described in "Description
                                         of Notes -- Repurchase at the Option of
                                         Holders."

Main Covenants of the Indenture.....     We will issue the Notes under an
                                         indenture with The Chase Manhattan
                                         Bank. The indenture will contain
                                         various covenants that will limit our
                                         ability and the ability of our
                                         subsidiaries to, among other things:

                                         - borrow money;

                                         - pay dividends;

                                         - make investments;

                                         - use our assets as security in other
                                           transactions;

                                         - sell our assets;

                                         - enter into transactions with
                                           affiliates;

                                         - merge or consolidate with other
                                           companies;

                                         - issue or sell equity interests in
                                           subsidiaries;

                                         - restrict the ability of our
                                           subsidiaries to make payments to us;
                                           or

                                         - enter into sale and leaseback
                                           transactions.

                                         For more details, see "Description of
                                         Notes -- Certain Covenants."

Form of Notes.......................     We will initially issue the Notes as
                                         one or more registered global
                                         securities without coupons. These
                                         global notes will be deposited with The
                                         Chase Manhattan Bank, as custodian for
                                         The Depository Trust Company.
                                         Beneficial interests representing
                                         interests in the Notes and transfers of
                                         these interests in the Notes will be
                                         shown on the records maintained by The
                                         Depository Trust Company and its
                                         participants. Except in the limited
                                         circumstances described in "Description
                                         of Notes -- Book-Entry; Delivery;
                                         Form," participants or indirect
                                         participants in the global notes cannot
                                         obtain Notes in definitive form and
                                         cannot have Notes issued and registered
                                         in their names.

              SUMMARY UNAUDITED PRO FORMA FINANCIAL AND OTHER DATA

     The following table sets forth certain of our income statement and other data on a pro forma basis giving effect to the acquisition of WLR Foods and this offering and the application of the net proceeds of this offering as described under "Use of Proceeds" as if they had occurred as of the beginning of the relevant period. The pro forma balance sheet data gives effect to this offering and the application of its net proceeds as described under "Use of Proceeds" as if they had occurred on June 30, 2001. The unaudited pro forma financial data is provided for information purposes only and is not necessarily indicative of our future results or the operating results or financial condition that would have actually been obtained had such transactions been consummated as of the assumed dates. You should read this consolidated pro forma financial data in conjunction with our consolidated financial statements and the related notes and "Unaudited Pro Forma Condensed Financial Data," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Selected Historical Consolidated Financial and Other Data -- WLR Foods" contained in this prospectus supplement.

                                                                PRO FORMA CONSOLIDATED
                                            --------------------------------------------------------------
                                                                   NINE MONTHS ENDED
                                            FISCAL YEAR ENDED   -----------------------
                                              SEPTEMBER 30,      JULY 1,      JUNE 30,    LTM PERIOD ENDED
                                                  2000             2000         2001       JUNE 30, 2001
                                            -----------------   ----------   ----------   ----------------
                                                                    (IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales.................................     $2,311,666       $1,728,254   $1,837,908      $2,421,320
Cost of sales.............................      2,111,244        1,581,650    1,672,811       2,202,405
Selling, general and administrative
  expenses................................        114,405           82,737       97,086         128,754
                                               ----------       ----------   ----------      ----------
Operating income..........................         86,017           63,867       68,011          90,161
Interest expense, net(a)..................         44,699           33,759       30,162          41,102
Net income................................         39,866           28,662       25,399          36,603

OTHER DATA:
EBITDA(b).................................     $  149,685       $  111,271   $  114,691      $  153,105
Depreciation and amortization(c)..........         63,892           47,647       48,603          64,848
Capital expenditures(d)...................        104,336           66,904       90,975         128,407
Ratio of EBITDA to interest expense,
  net.....................................                                                          3.7x
Ratio of total debt to EBITDA.............                                                          3.3x

                                                                PRO FORMA AT
                                                               JUNE 30, 2001
                                                              ----------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................     $    8,767
Working capital.............................................        177,194
Total assets................................................      1,211,078
Total debt, including current maturities....................        509,873
Total stockholders' equity..................................        367,911

---------------

(a)  Interest expense, net, consists of interest expense less interest income.

(b) "EBITDA" is defined as the sum of net income (loss) before extraordinary charges plus interest, taxes, depreciation and amortization (excluding amortization of capitalized financing costs). EBITDA is presented because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. See the consolidated statements of income and consolidated statements of cash flows included in our financial statements.

(c) Includes amortization of capitalized financing costs of $1.2 million, $0.9 million, $0.8 million and $1.1 million in the fiscal year 2000, the nine months ended July 1, 2000 and June 30, 2001, and the LTM Period, respectively.

(d) Capital expenditures presented represent the combination of our historical capital expenditures with the historical capital expenditures of WLR Foods for the same period. In fiscal 1999 and 2000, we embarked on a significant expansion of our prepared foods capacities, including the purchase and upgrade of the Waco, Texas facility. Amounts expended on these projects during fiscal 2000, the nine months ended July 1, 2000 and June 30, 2001 and the LTM Period were $33.4 million, $15.3 million, $38.3 million and $56.5 million, respectively.

                  SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

     The following consolidated financial data is derived from our consolidated financial statements. Historical results should not be taken as necessarily indicative of the results that may be expected for any future period. You should read this consolidated financial data in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Results of Operations and Financial Condition" contained in this prospectus supplement.

                                                  FISCAL YEAR ENDED                             NINE MONTHS ENDED
                            --------------------------------------------------------------   -----------------------
                            SEPT. 28,    SEPT. 27,    SEPT. 26,     OCT. 2,     SEPT. 30,     JULY 1,      JUNE 30,
                               1996         1997         1998       1999(A)        2000         2000       2001(B)
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                 (IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales.................  $1,139,310   $1,277,649   $1,331,545   $1,357,403   $1,499,439   $1,120,064   $1,573,461
Cost of sales.............   1,068,670    1,163,152    1,195,442    1,171,695    1,333,611      993,894    1,421,454
Selling, general and
  administrative
  expenses................      49,136       50,603       58,847       76,204       85,340       61,317       88,581
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income..........      21,504       63,894       77,256      109,504       80,488       64,853       63,426
Interest expense,
  net(c)..................      21,539       22,075       20,148       17,666       17,779       13,569       21,239
Net income (loss).........      (7,284)      41,036       50,010       65,253       52,344       41,025       28,203
OTHER DATA:
EBITDA(d).................  $   47,849   $   94,782   $  108,268   $  142,043   $  115,356   $   90,449   $  101,190
Depreciation and
  amortization(e).........      28,024       29,796       32,591       34,536       36,027       26,748       39,428
Capital expenditures(f)...      34,314       50,231       53,518       69,649       92,128       56,933       87,640

                                                               AT JUNE 30, 2001
                                                               ----------------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................      $    8,767
Working capital.............................................         177,194
Total assets................................................       1,204,820
Total debt, including current maturities....................         503,147
Total stockholders' equity..................................         368,479

---------------

(a)  Fiscal 1999 includes 53 weeks.

(b) The Company acquired WLR Foods on January 27, 2001 for $239.5 million and the assumption of $45.5 million of indebtedness. The acquisition has been accounted for as a purchase, and the results of operations for this acquisition have been included in our consolidated results of operations since the acquisition date.

(c)  Interest expense, net, consists of interest expense less interest income.

(d) "EBITDA" is defined as the sum of net income (loss) before extraordinary charges plus interest, taxes, depreciation and amortization (excluding amortization of capitalized financing costs). EBITDA is presented because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. See the consolidated statements of income and consolidated statements of cash flows included in our financial statements.

(e) Includes amortization of capitalized financing costs of approximately $1.8 million, $0.9 million, $1.0 million, $1.1 million, $1.2 million, $0.9 million and $0.8 million in the fiscal years 1996, 1997, 1998, 1999 and 2000, and the nine months ended July 1, 2000 and June 30, 2001, respectively.

(f) In fiscal 1999 and 2000, we embarked on a significant expansion of our prepared foods capacities, including the purchase and upgrade of the Waco, Texas facility. Amounts expended on these projects during fiscal 1999 and 2000 and the nine months ended July 1, 2000 and June 30, 2001 were $19.4 million, $33.4 million, $15.3 million and $38.3 million, respectively.

                                  RISK FACTORS

     Before you invest in the Notes, you should consider carefully the following factors, in addition to the other information contained in this prospectus supplement and the accompanying prospectus.

CYCLICALITY AND COMMODITY PRICES -- INDUSTRY CYCLICALITY CAN AFFECT OUR EARNINGS, ESPECIALLY DUE TO FLUCTUATIONS IN COMMODITY PRICES OF FEED INGREDIENTS, CHICKEN AND TURKEY.

     Profitability in the chicken and turkey industries is materially affected by the commodity prices of feed ingredients, chicken and turkey, which are determined by supply and demand factors. As a result, the chicken and turkey industries are subject to cyclical earnings fluctuations.

     The production of feed ingredients is positively or negatively affected primarily by weather patterns throughout the world, the global level of supply inventories and demand for feed ingredients, and the agricultural policies of the United States and foreign governments. In particular, weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry's and our ability to obtain feed ingredients, grow chickens and turkeys or deliver products.

     High feed ingredient prices have had a material adverse effect on our operating results in the past. We periodically seek, to the extent available, to enter into advance purchase commitments or financial hedging contracts for the purchase of feed ingredients in an effort to manage our feed ingredient costs. The use of such instruments may not be successful. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "The Chicken and Turkey Industries."

SUBSTANTIAL LEVERAGE -- OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

     Pilgrim's Pride currently has, and after this offering will continue to have, a substantial amount of indebtedness. The following table shows important credit statistics for our company. The table assumes we have already completed this offering and applied the net proceeds as described in the sections of this prospectus supplement entitled "Use of Proceeds" and "Summary Unaudited Pro Forma Financial and Other Data."

                                                           PRO FORMA
                                                        AT JUNE 30, 2001
                                                        ----------------
                                                        ($ IN THOUSANDS)
Total debt, including current maturities..............     $  509,873
Stockholders' equity..................................     $  367,911
                                                           ----------
Total debt to stockholders' equity ratio..............          1.39x

                                                            PRO FORMA
                                                           LTM PERIOD
                                                              ENDED
                                                          JUNE 30, 2001
                                                          -------------
Ratio of earnings to fixed charges......................     1.77x

     Our substantial indebtedness could have important consequences to you. For example, it could:

     - Make it more difficult for us to satisfy our obligations under the Notes;

     - Increase our vulnerability to general adverse economic conditions;

     - Limit our ability to obtain necessary financing and to fund future working capital, capital expenditures and other general corporate requirements;

     - Require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and for other general corporate purposes;

     - Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - Place us at a competitive disadvantage compared to our competitors that have less debt;

     - Limit our ability to pursue acquisitions and sell assets;

     - Make us vulnerable to increases in interest rates because a substantial portion of our borrowings are at variable interest rates; and

     - Limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds, and failing to comply with those covenants could result in an event of default or require redemption of indebtedness. Either of these events could have a material adverse effect on us.

     Our ability to make payments on and to refinance our indebtedness, including the Notes, will depend on our ability to generate cash in the future, which is dependent on various factors. These factors include the commodity prices of feed ingredients, chicken and turkey and general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     For more information on our indebtedness, see "Description of Other Indebtedness" and "Description of Notes."

ADDITIONAL BORROWINGS AVAILABLE -- DESPITE OUR SUBSTANTIAL INDEBTEDNESS, WE MAY STILL BE ABLE TO INCUR SIGNIFICANTLY MORE DEBT. THIS COULD INTENSIFY THE RISKS DESCRIBED ABOVE.

     The terms of the Indenture do not fully prohibit us from incurring significant additional indebtedness in the future. If additional debt is added to our current debt levels, the related risks that we now face could intensify. For more information on our borrowing ability, see "Capitalization," "Selected Consolidated Financial and Other Data," "Description of Other Indebtedness" and "Description of Notes."

EFFECTIVE SUBORDINATION -- THE NOTES EFFECTIVELY WILL BE JUNIOR IN RIGHT OF PAYMENT TO SOME OTHER LIABILITIES.

     The Notes are junior in right of payment as to liabilities of our subsidiaries that do not guarantee the Notes, to the extent of the assets of those subsidiaries. In addition, we have a significant amount of secured debt. Therefore, the Notes effectively will also be junior in right of payment to our and our subsidiaries' secured debt, to the extent of the value of the assets securing such debt. Assuming that we have completed this offering and applied the net proceeds of this offering as described under "Use of Proceeds," as of June 30, 2001, the amount of our and our subsidiaries' secured debt and the liabilities of our subsidiaries was approximately $330.9 million. The Notes will not be secured by our assets or the assets of our subsidiaries, and our subsidiaries will not initially guarantee the Notes. See "Description of Notes."

INTEGRATION OF WLR FOODS -- THERE ARE NUMEROUS RISKS COMMONLY ENCOUNTERED IN BUSINESS COMBINATIONS.

     On January 27, 2001, we completed the acquisition of WLR Foods. This acquisition has significantly increased our size and operations. The Unaudited Pro Forma Condensed Financial Data include the combined operating results of WLR Foods during periods when it was not under our control or management, and therefore may not necessarily be indicative of the results that would have been attained had we and WLR Foods operated on a combined basis during those periods. On a pro forma basis, as of and for the LTM Period, the recently acquired businesses represented 32.8% of our net sales. Our prospects should be considered in light of the numerous risks commonly encountered in business combinations. Although our management has significant experience in the chicken industry, there can be no assurance as to our ability to effectively integrate WLR Foods or fully realize the associated cost savings and operating synergies currently anticipated. See "Business."

POTENTIAL ACQUISITIONS -- WE MAY PURSUE OPPORTUNITIES TO ACQUIRE COMPLEMENTARY BUSINESSES, WHICH COULD INCREASE LEVERAGE AND DEBT SERVICE REQUIREMENTS AND COULD ADVERSELY AFFECT OUR FINANCIAL SITUATION IF WE FAIL TO SUCCESSFULLY INTEGRATE THE ACQUIRED BUSINESS.

     We intend to pursue selective acquisitions of complementary businesses in the future. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisitions. Additional debt or equity capital may be required to complete future acquisitions, and there can be no assurance that we will be able to raise the required capital. Furthermore, acquisitions involve a number of risks and challenges, including:

     - Diversion of management's attention;

     - The need to integrate acquired operations;

     - Potential loss of key employees and customers of the acquired companies;

     - Lack of experience in operating in the geographical market of the acquired business; and

     - An increase in our expenses and working capital requirements.

     Any of these and other factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions.

FOREIGN OPERATIONS RISKS -- OUR FOREIGN OPERATIONS POSE SPECIAL RISKS TO OUR BUSINESS AND OPERATIONS.

     We have substantial operations and assets located in Mexico. Foreign operations are subject to a number of special risks, including among others:

     - Currency exchange rate fluctuations;

     - Trade barriers;

     - Exchange controls;

     - Expropriation; and

     - Changes in laws and policies, including those governing foreign-owned operations.

     Currency exchange rate fluctuations have adversely affected us in the past. Exchange rate fluctuations or one or more other risks may have a material adverse effect on our business or operations in the future.

     Our operations in Mexico are conducted through subsidiaries organized under the laws of Mexico. We may rely in part on intercompany loans and distributions from our subsidiaries to meet our obligations. Claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over our claims. Additionally, the ability of our Mexican subsidiaries to make payments and distributions to us will be subject to, among other things, Mexican law. In the past, these laws have not had a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions. However, laws such as these may have a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions in the future.

GOVERNMENT REGULATION -- REGULATION, PRESENT AND FUTURE, IS A CONSTANT FACTOR AFFECTING OUR BUSINESS.

     The chicken and turkey industries are subject to federal, state and local governmental regulation, including in the health and environmental areas. We anticipate increased regulation by various agencies concerning food safety, the use of medication in feed formulations and the disposal of poultry by-products and wastewater discharges. Unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future. See "Business -- Regulation and Environmental Matters."

CONTROL OF VOTING STOCK -- VOTING CONTROL OVER PILGRIM'S PRIDE IS MAINTAINED BY LONNIE "BO" PILGRIM AND LONNIE KEN PILGRIM.

     Through a limited partnership of which they are the only general partners, Lonnie "Bo" Pilgrim and his son Lonnie Ken Pilgrim have voting control of 60.8% of the voting power of our outstanding common stock. They are therefore in a position to control the outcome of all actions requiring stockholder approval, including the election of directors. This ensures their ability to control the future direction and management of Pilgrim's Pride. If Lonnie "Bo" Pilgrim and certain members of his family cease to own at least a majority of the voting power of the outstanding common stock, it will constitute an event of default under certain agreements relating to our indebtedness.

RISKS ASSOCIATED WITH TAX STATUS -- POTENTIAL PAYMENT OF DEFERRED TAXES MAY AFFECT OUR CASH FLOW.

     Before July 2, 1988, we used the cash method of accounting for income tax purposes. Pursuant to changes in the laws enacted by the Revenue Act of 1987, we were required to change our method of accounting for federal income tax purposes from the cash method to the accrual method. As a consequence of this change in our accounting method, we were permitted to create a "suspense account" in the amount of approximately $89.7 million. The money in the suspense account represents deferred income arising from our prior use of the cash method of accounting.

     Beginning in fiscal 1998, we are generally required to include 1/20th of the amount in the suspense account, or approximately $4.5 million, in taxable income each year for the next 20 years. As of September 30, 2000, the balance in the suspense account was approximately $76.2 million. However, the full amount must be included in taxable income in any year that Pilgrim's Pride ceases to be a "family corporation." We will cease to be a "family corporation" if Lonnie "Bo" Pilgrim's family ceases to own at least 50% of the total combined voting power of all classes of stock entitled to vote. If that occurs, we would be required to recognize the balance of the suspense account in taxable income.

     Currently there exists no plan or intention on the part of Lonnie "Bo" Pilgrim's family to transfer enough Pilgrim's Pride stock so that we cease to qualify as a family corporation. However, this may happen, and the suspense account might be required to be included in our taxable income.

CONTAMINATION OF PRODUCTS -- IF OUR POULTRY PRODUCTS BECOME CONTAMINATED, WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS AND PRODUCT RECALLS.

     Poultry products may be subject to contamination by disease producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic
E. coli. These pathogens are generally found in the environment and, as a result, there is a risk that they, as a result of food processing, could be present in our processed poultry products. This risk may be controlled, but may not be eliminated, by adherence to good manufacturing practices and finished product testing. Once contaminated products have been shipped for distribution, illness and death may result if the pathogens are not eliminated at the further processing, foodservice or consumer level. Even an inadvertent shipment of contaminated products is a violation of law and may lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies and may have a material adverse effect on our business, reputation and prospects.

LIVESTOCK AND POULTRY DISEASE -- OUTBREAKS OF LIVESTOCK DISEASES IN GENERAL, AND POULTRY DISEASE IN PARTICULAR, COULD SIGNIFICANTLY RESTRICT OUR ABILITY TO CONDUCT OUR OPERATIONS.

     We take all reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. However, events beyond our control, such as the outbreak of disease, could significantly restrict our ability to conduct our operations. Furthermore, an outbreak of disease could result in governmental restrictions on the import and export of our fresh chicken, turkey or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our ability to market our products successfully and on our business, reputation and prospects.

PRODUCT LIABILITY -- PRODUCT LIABILITY CLAIMS OR PRODUCT RECALLS COULD ADVERSELY AFFECT OUR BUSINESS REPUTATION AND EXPOSE US TO INCREASED SCRUTINY BY FEDERAL AND STATE REGULATORS.

     The packaging, marketing and distribution of food products entails an inherent risk of product liability and product recall and the resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination or damage to the products. In addition to the risks of product liability or product recall due to deficiencies caused by our production or processing operations, we may encounter the same risks if any third party tampers with our products. We cannot assure you that we will not be required to perform product recalls, or that product liability claims will not be asserted against us, in the future. Any claims that may be made may create adverse publicity that would have a material adverse effect on our ability to market our products successfully and on our business, reputation, prospects, financial condition and results of operations.

SIGNIFICANT COMPETITION -- COMPETITION IN THE CHICKEN AND TURKEY INDUSTRIES WITH OTHER VERTICALLY INTEGRATED POULTRY COMPANIES, ESPECIALLY COMPANIES WITH GREATER RESOURCES, MAY MAKE US UNABLE TO COMPETE SUCCESSFULLY IN THESE INDUSTRIES, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND OUR ABILITY TO SATISFY OUR OBLIGATIONS UNDER THE NOTES.

     The chicken and turkey industries are highly competitive. Some of our competitors have greater financial and marketing resources than us. In both the United States and Mexico, we primarily compete with other vertically integrated poultry companies.

     In general, the competitive factors in the U.S. poultry industry include:

     - Price;

     - Product quality;

     - Brand identification;

     - Breadth of product line; and

     - Customer service.

     Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail market, we believe that competition is based on product quality, brand awareness and customer service. Further, there is some competition with non-vertically integrated further processors in the U.S. prepared food business.

     In Mexico, where product differentiation has traditionally been limited, product quality and price have been the most critical competitive factors. Additionally, the North American Free Trade Agreement, which went into effect on January 1, 1994, requires annual reductions in tariffs for chicken and chicken products in order to eliminate those tariffs by January 1, 2003. As those tariffs are reduced, increased competition from chicken imported into Mexico from the U.S. may have a material adverse effect on the Mexican chicken industry in general, and on our Mexican operations in particular.

FRAUDULENT TRANSFER STATUTES MAY LIMIT RIGHTS TO RECEIVE PAYMENT ON THE NOTES.

     Federal or state fraudulent transfer laws permit a court, if it makes certain findings, to:

     - Void all or a portion of the obligations under the Notes or any Subsidiary Guarantee;

     - Subordinate the obligations under the Notes or any Subsidiary Guarantee to the other existing and future indebtedness of the Company or a Guarantor, entitling other creditors to be paid in full before any payment is made on the Notes; and

     - Take other action detrimental to you, including, in some circumstances, invalidating the Notes or any Subsidiary Guarantee.

     If a court were to take any of these actions, we cannot assure you that you would ever be repaid.

     Under federal and state fraudulent transfer laws, in order to take any of those actions, courts will typically need to find that, at the time we or a Guarantor incurred Indebtedness evidenced by the Notes or a Subsidiary Guarantee, we or any Guarantor:

     - Issued the Notes or a Subsidiary Guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

     - We or a Guarantor received less than fair consideration or reasonably equivalent value for incurring the Indebtedness represented by the Notes or Subsidiary Guarantee and we or a Guarantor:

       (1) were insolvent or were rendered insolvent by reason of the issuance of the Notes or Subsidiary Guarantee;

       (2) were engaged, or about to engage, in a business or transaction for which our assets or the assets of a Guarantor were unreasonably small; or

       (3) intended to incur, or believed (or should have believed) that debts beyond our or its ability to pay as such debts mature would be incurred (as all of the foregoing terms are defined in or interpreted under such fraudulent transfer statutes).

     Different jurisdictions define "insolvency" differently. However, we or a Guarantor generally would be considered insolvent at the time we or it incurred the Indebtedness constituting the Notes or any Subsidiary Guarantee if (1) the fair market value (or fair saleable value) of our assets or the assets of a Guarantor is less than the amount required to pay our or its total existing debts and liabilities (including the probable liability related to contingent liabilities) as they become absolute or mature or (2) we or any Guarantor were incurring debts beyond our or its ability to pay as those debts mature. There can be no assurance as to what standard a court would apply in order to determine whether we or any Guarantor were "insolvent" as of the date the Notes or any Subsidiary Guarantee were issued, and there can be no assurance that, regardless of the method of valuation, a court would not determine that we or any Guarantor were insolvent on that date, or that a court would not determine, regardless of whether we or any Guarantor were insolvent on the date the Notes or any Subsidiary Guarantee were issued, that payments under the Notes or any Subsidiary Guarantee constituted fraudulent transfers on another ground.

                                USE OF PROCEEDS

     We estimate the net proceeds to us from the sale of the Notes to be $194.0 million, after deducting estimated fees and expenses.

     We intend to use approximately $91.3 million of the net proceeds of this offering to redeem our 10 7/8% Senior Subordinated Notes due 2003, including accrued interest. In addition, we intend to use approximately $73.2 million and $29.5 million of the net proceeds to reduce outstanding indebtedness due in 2010 and 2007, respectively, under our revolving/term borrowing facility. After the application of the net proceeds of the offering, $236.9 million in the aggregate will be available under our revolving/term borrowing facility and our revolving credit facilities. The credit facilities provide for interest at rates ranging from LIBOR plus five-eights percent to LIBOR plus two and three-quarters percent, depending upon our total debt to capitalization ratio. Interest rates on debt outstanding under these facilities at June 30, 2001 ranged from LIBOR plus two percent to LIBOR plus two and one-quarter percent. Borrowings under these facilities were used in connection with the purchase of WLR Foods and for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our consolidated debt and capitalization as of June 30, 2001 (1) on an actual basis and (2) pro forma to give effect to this offering and the application of the net proceeds of this offering as described under "Use of Proceeds." You should read this table in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Description of Other Indebtedness," "Description of Notes" and our consolidated financial statements and the notes that accompany those financial statements.

                                                               AT JUNE 30, 2001
                                                              ------------------
                                                                          PRO
                                                              ACTUAL    FORMA(a)
                                                              -------   --------
                                                                (IN MILLIONS)
Cash and cash equivalents...................................  $   8.8    $  8.8
Debt (including current maturities):
  Revolving credit facilities(b)............................  $  54.0    $ 54.0
  Notes payable to agricultural lender maturing in
     2007(c)................................................     83.4      53.9
  Notes payable to agricultural lender maturing in
     2010(d)................................................    206.6     133.5
  Notes payable to insurance company maturing in 2006.......     66.6      66.6
  9 5/8% Senior Notes due 2011..............................       --     200.0
  Other debt................................................      1.9       1.9
  10 7/8% Senior Subordinated Notes due 2003(e).............     90.6        --
                                                              -------    ------
          Total debt........................................    503.1     509.9
                                                              -------    ------
Stockholders' equity:
  Common stock..............................................  $   0.4    $  0.4
  Additional paid-in capital................................     79.6      79.6
  Retained earnings.........................................    290.4     289.9
  Other comprehensive income (loss).........................     (0.4)     (0.4)
  Less: Treasury stock......................................     (1.5)     (1.5)
                                                              -------    ------
          Total stockholders' equity........................    368.5     367.9
                                                              -------    ------
          Total capitalization..............................  $ 871.6    $877.8
                                                              =======    ======

---------------

(a) Assumes a closing date of August 9, 2001 and a 5% return on moneys deposited to redeem our 10 7/8% Senior Subordinated Notes due 2003.

(b) On a pro forma basis, at June 30, 2001, an additional $24.3 million was available under these facilities subject to the terms and conditions thereof.

(c) On a pro forma basis, at June 30, 2001, an additional $61.1 million was available under this facility subject to the terms and conditions thereof.

(d) On a pro forma basis, at June 30, 2001, an additional $151.5 million was available under this facility subject to the terms and conditions thereof.

(e)  Excludes $0.2 million of original issuance discount costs.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The unaudited pro forma financial data is based on our historical consolidated financial statements, the historical consolidated financial statements of WLR Foods, and the assumptions and adjustments described in the notes to the unaudited pro forma financial data, including assumptions relating to the allocation of the consideration paid for WLR Foods to the assets and liabilities of WLR Foods based on preliminary estimates of their respective fair values. We do no expect the final allocation of this consideration to significantly differ from that reflected in the unaudited pro forma financial data.

     On January 27, 2001, the Company completed the acquisition of all of the outstanding shares of WLR Foods' common stock for $14.25 per share, or approximately $239.5 million. Our unaudited pro forma statements of operations have been presented as if the acquisition of WLR Foods, this offering and the application of the net proceeds of this offering as described under "Use of Proceeds" had occurred at the beginning of the relevant period. Pro forma adjustments were calculated to:

     - reflect this offering and the application of net proceeds;

     - reflect the resulting changes in depreciation and interest expense as a result of the acquisition of WLR Foods; and

     - eliminate certain costs incurred by WLR Foods that will no longer be incurred as a result of the acquisition.

     Our unaudited pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition," our historical consolidated financial statements and the historical consolidated financial statements of WLR Foods and the related notes thereto. Our unaudited pro forma financial data does not purport to represent what our results of operations would have been if the transactions listed above had actually been completed as of the date indicated and are not intended to project our financial position or results of operations for any future period.

                          PILGRIM'S PRIDE CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               PILGRIM'S                PRO FORMA      PRO FORMA
                                                 PRIDE       WLR(A)    ADJUSTMENTS      COMBINED
                                               ----------   --------   -----------     ----------
Net sales....................................  $1,499,439   $812,227    $      --      $2,311,666
Cost of sales................................   1,333,611    768,194        9,439(B)    2,111,244
Selling, general and administrative
  expenses...................................      85,340     35,065       (6,000)(C)     114,405
                                               ----------   --------    ---------      ----------
Operating income (loss)......................      80,488      8,968       (3,439)         86,017
Interest expense, net........................      17,779      5,241       26,920          44,699
                                                                           (5,241)(E)
Other (income) expense, net..................         (77)      (935)          --          (1,012)
                                               ----------   --------    ---------      ----------
Income (loss) before taxes...................      62,786      4,662      (25,118)         42,330
Income tax expense (benefit).................      10,442      1,066       (9,044)          2,464
                                               ----------   --------    ---------      ----------
          Net income.........................  $   52,344   $  3,596    $ (16,074)     $   39,866
                                               ==========   ========    =========      ==========
Earnings per common share
  Basic......................................  $     1.27   $   0.22                   $     0.97
  Diluted....................................  $     1.27   $   0.22                   $     0.97
Weighted average shares outstanding
  Basic......................................      41,289     16,209                       41,289
  Diluted....................................      41,289     16,516                       41,289
OTHER DATA:
  EBITDA(G)..................................  $  115,356   $ 28,329    $   6,000      $  149,685
  Depreciation and amortization..............      36,027     18,426        9,439          63,892

                          PILGRIM'S PRIDE CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                     FOR THE NINE MONTHS ENDED JULY 1, 2000
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                               PILGRIM'S                PRO FORMA      PRO FORMA
                                                 PRIDE       WLR(A)    ADJUSTMENTS      COMBINED
                                               ----------   --------   -----------     ----------
Net sales....................................  $1,120,064   $608,190    $     --       $1,728,254
Cost of sales................................     993,894    580,700       7,056(B)     1,581,650
Selling, general and administrative
  expenses...................................      61,317     25,920      (4,500)(C)       82,737
                                               ----------   --------    --------       ----------
Operating income (loss)......................      64,853      1,570      (2,556)          63,867
Interest expense, net........................      13,569      3,735      20,190           33,759
                                                                          (3,735)(E)
Other (income) expense, net..................         280       (909)         --             (629)
                                               ----------   --------    --------       ----------
Income (loss) before taxes...................      51,004     (1,256)    (19,011)          30,737
Income tax expense (benefit).................       9,979       (946)     (6,958)           2,075
                                               ----------   --------    --------       ----------
          Net income.........................  $   41,025   $   (310)   $(12,053)      $   28,662
                                               ==========   ========    ========       ==========
Earnings per common share
  Basic......................................  $     0.99   $  (0.02)                  $     0.69
  Diluted....................................  $     0.99   $  (0.02)                  $     0.69
Weighted average shares outstanding
  Basic......................................      41,347     16,209                       41,347
  Diluted....................................      41,347     16,516                       41,347
OTHER DATA:
  EBITDA(G)..................................  $   90,449   $ 16,322    $  4,500       $  111,271
  Depreciation and amortization..............      26,748     13,843       7,056           47,647

                          PILGRIM'S PRIDE CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                    FOR THE NINE MONTHS ENDED JUNE 30, 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               PILGRIM'S                PRO FORMA      PRO FORMA
                                                 PRIDE       WLR(A)    ADJUSTMENTS      COMBINED
                                               ----------   --------   -----------     ----------
Net sales....................................  $1,573,461   $264,447     $    --       $1,837,908
Cost of sales................................   1,421,454    248,102       3,255(B)    $1,672,811
Selling, general and administrative
  expenses...................................      88,581     11,072      (2,567)(C)       97,086
                                               ----------   --------     -------       ----------
Operating income (loss)......................      63,426      5,273        (688)          68,011
Interest expense, net........................      21,239      1,589       8,923(D)        30,162
                                                                          (1,589)(E)
Other (income) expense, net..................         909        259          --            1,168
                                               ----------   --------     -------       ----------
Income (loss) before taxes...................      41,278      3,425      (8,022)          36,681
Income tax expense (benefit).................      13,075      1,164      (2,957)(F)       11,282
                                               ----------   --------     -------       ----------
          Net income.........................  $   28,203   $  2,261     $(5,065)      $   25,399
                                               ==========   ========     =======       ==========
Earnings per common share
  Basic......................................  $     0.69   $   0.14                   $     0.62
  Diluted....................................  $     0.69   $   0.14                   $     0.62
Weighted average shares outstanding
  Basic......................................      41,113     16,209                       41,113
  Diluted....................................      41,113     16,516                       41,113

OTHER DATA:
  EBITDA(G)..................................  $  101,190   $ 10,934     $ 2,567       $  114,691
  Depreciation and amortization..............      39,428      5,920       3,255           48,603

                          PILGRIM'S PRIDE CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                         LTM PERIOD ENDED JUNE 30, 2001
                                 (IN THOUSANDS)

                                               PILGRIM'S                PRO FORMA      PRO FORMA
                                                 PRIDE       WLR(A)    ADJUSTMENTS      COMBINED
                                               ----------   --------   -----------     ----------
Net sales....................................  $1,952,836   $468,484    $      --      $2,421,320
Cost of sales................................   1,761,171    435,596        5,638(B)    2,202,405
Selling, general and administrative
  expenses...................................     112,604     20,217       (4,067)(C)     128,754
                                               ----------   --------    ---------      ----------
Operating income (loss)......................      79,061     12,671       (1,571)         90,161
Interest expense, net........................      25,449      3,095       15,653(D)       41,102
                                                                           (3,095)(E)
Other (income) expense, net..................         552        233           --             785
                                               ----------   --------    ---------      ----------
Income (loss) before taxes...................      53,060      9,343      (14,129)         48,274
Income tax expense (benefit).................      13,538      3,176       (5,043)(F)      11,671
                                               ----------   --------    ---------      ----------
          Net income.........................  $   39,522   $  6,167    $  (9,086)     $   36,603
                                               ==========   ========    =========      ==========
OTHER DATA:
  EBITDA(G)..................................  $  126,097   $ 22,941    $   4,067      $  153,105
  Depreciation and amortization..............      48,707     10,503        5,638          64,848

                NOTES TO THE UNAUDITED PRO FORMA FINANCIAL DATA

(A) The WLR Foods historical statements of income reflect the same periods as Pilgrim's Pride fiscal year ended September 30, 2000 and each of the nine months ended June 30, 2001 and July 1, 2000. In addition, certain reclassifications have been made to the WLR Foods historical financial statements to conform to the presentation used by Pilgrim's Pride. WLR Foods' historical financial statements for the nine months ended July 1, 2001 include the historical results of WLR Foods from October 1, 2000 through the date of acquisition (January 27, 2001). WLR Foods' results of operations since the date of acquisition are included in our historical results of operations.

(B) Represents the adjustment to depreciation expense based on the fair value preliminarily assigned to property, plant and equipment. On average, the useful life assigned to the property, plant and equipment is approximately 10 years.

(C) Represents the elimination of selling, general and administrative expenses previously incurred by WLR Foods that will no longer be incurred as a direct result of the acquisition. This pro forma adjustment includes the following:

          i. $4.8 million of salaries and benefits relating to administrative personnel that have been terminated or are scheduled to be terminated as a result of the acquisition. In connection with the acquisition of WLR Foods, certain positions (primarily corporate office positions, executives, and sales and marketing personnel) have been eliminated or are currently being eliminated.

          ii. $0.4 million of director's fees, insurance premiums for directors and officers' insurance and other overhead costs that will no longer be incurred.

          iii. $0.8 million of expenses paid for outsourcing marketing services. The marketing expenses will no longer be incurred as the contracts have been terminated and ongoing marketing efforts will be greatly reduced, primarily, due to the fact that only the Pilgrim's Pride brand will be continued in the future.

(D) Pro forma adjustments have been included to adjust interest expense to consider the following:

          i. Additional interest expense in periods prior to January 27, 2001 on approximately $290.0 million of borrowings under notes payable to agricultural lenders to finance the acquisition of WLR Foods.

          ii. Application of the net proceeds of $194.0 million, as discussed under "Use of Proceeds," to reduce outstanding indebtedness due in 2007 and 2010 by $29.5 million and $73.2 million, respectively, under our revolving/term borrowing facility and repay in full the 10 7/8% senior subordinated notes due 2003, including accrued interest. See "Capitalization."

          iii. Issuance of the Senior Notes due 2011 at an interest rate of 9 5/8%, including amortization of related issuance costs.

(E) Elimination of WLR Foods' historical interest expense.

(F) Represents the adjustment to estimated income tax expense as a result of the WLR Foods acquisition and the pro forma adjustments.

(G) "EBITDA" is defined as the sum of net income (loss) before extraordinary charges, interest, taxes, depreciation and amortization. EBITDA is presented because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. See the consolidated statement of operations and the consolidated statements of cash flows included in our financial statements. The following table provides a reconciliation between operating income and EBITDA:

                                          FISCAL YEAR     NINE MONTHS ENDED    LTM PERIOD
                                             ENDED       -------------------     ENDED
                                         SEPTEMBER 30,   JULY 1,    JUNE 30,    JUNE 30,
                                             2000          2000       2001        2001
                                         -------------   --------   --------   ----------
                                                          (IN THOUSANDS)
Operating income.......................    $ 86,017      $ 63,867   $ 68,011    $ 90,161
Depreciation and amortization..........      63,892        47,647     48,603      64,848
Less: Amortization of capitalized
  financing costs......................      (1,236)         (872)      (755)     (1,119)
Plus: Other income (expense), net......       1,012           629     (1,168)       (785)
                                           --------      --------   --------    --------
EBITDA.................................    $149,685      $111,271   $114,691    $153,105
                                           ========      ========   ========    ========

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     Our selected consolidated financial data is derived from our consolidated financial statements. Historical results should not be taken as necessarily indicative of the results that may be expected for any future period. You should read this consolidated financial data in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Results of Operations and Financial Condition" contained in this prospectus supplement.

                                                         FISCAL YEAR ENDED                                   NINE MONTHS ENDED
                             --------------------------------------------------------------------------   -----------------------
                             SEPTEMBER 28,   SEPTEMBER 27,   SEPTEMBER 26,   OCTOBER 2,   SEPTEMBER 30,    JULY 1,      JUNE 30,
                                 1996            1997            1998         1999(A)         2000           2000       2001(B)
                             -------------   -------------   -------------   ----------   -------------   ----------   ----------
                                                                        (IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales..................   $1,139,310      $1,277,649      $1,331,545     $1,357,403    $1,499,439     $1,120,064   $1,573,461
Cost of sales..............    1,068,670       1,163,152       1,195,442      1,171,695     1,333,611        993,894    1,421,454
                              ----------      ----------      ----------     ----------    ----------     ----------   ----------
Gross profit...............       70,640         114,497         136,103        185,708       165,828        126,170      152,007
Selling, general and
  administrative
  expenses.................       49,136          50,603          58,847         76,204        85,340         61,317       88,581
                              ----------      ----------      ----------     ----------    ----------     ----------   ----------
Operating income...........       21,504          63,894          77,256        109,504        80,488         64,853       63,426
Interest expense, net(c)...       21,539          22,075          20,148         17,666        17,779         13,569       21,239
Other (income) expense,
  net(d)...................        2,698          (2,005)            586            934           (77)           280          909
Income tax expense
  (benefit)................        4,551           2,788           6,512         25,651        10,442          9,979       13,075
                              ----------      ----------      ----------     ----------    ----------     ----------   ----------
Net income (loss)..........       (7,284)         41,036          50,010         65,253        52,344         41,025       28,203
Ratio of earnings to fixed
  charges(e)...............           --(f)         2.59x           2.96x          4.33x         3.04x          3.24x        2.06x
OTHER DATA:
EBITDA(g)..................   $   47,849      $   94,782      $  108,268     $  142,043    $  115,356     $   90,449   $  101,190
Depreciation and
  amortization(h)..........       28,024          29,796          32,591         34,536        36,027         26,748       39,428
Capital expenditures(i)....       34,314          50,231          53,518         69,649        92,128         56,933       87,640
Dividends..................        1,655           1,655           1,655          1,865         2,476          1,860        1,854
BALANCE SHEET DATA (END OF
  PERIOD):
Cash and cash
  equivalents..............   $   18,040      $   20,338      $   25,125     $   15,703    $   28,060     $    1,702   $    8,767
Working capital............       88,455         133,542         147,040        154,242       124,531        142,915      177,194
Total assets...............      536,722         579,124         601,439        655,762       705,420        686,450    1,204,820
Total debt, including
  current maturities.......      234,184         236,339         205,673        188,106       169,694        177,415      503,147
Total stockholders'
  equity...................      143,135         182,516         230,871        294,259       342,559        332,110      368,479

---------------

(a)  Fiscal 1999 includes 53 weeks.

(b) The Company acquired WLR Foods on January 27, 2001 for $239.5 million and the assumption of $45.5 million of indebtedness. The acquisition has been accounted for as a purchase, and the results of operations for this acquisition have been included in our consolidated results of operations since the acquisition date.

(c)  Interest expense, net, consists of interest expense less interest income.

(d) Includes foreign exchange (gain) loss of approximately $1.3 million, $.04 million, $2.3 million, ($0.05 million), ($0.2 million), $0.5 million and ($0.4 million) in the fiscal years 1996, 1997, 1998, 1999 and 2000, and the nine months ended July 1, 2000 and June 30, 2001, respectively. Additionally, during 1996, we retired certain debt prior to its scheduled maturity. Those repayments resulted in an extraordinary charge of $2.8 million, net of $1.8 million tax benefit.

(e) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of capitalized financing costs and that portion of rental expense that we believe to be representative of interest.

(f)  Earnings were inadequate to cover fixed charges by $1.2 million.

(g) "EBITDA" is defined as the sum of net income (loss) before extraordinary charges plus interest, taxes, depreciation and amortization (excluding amortization of capitalized financing costs). EBITDA is presented because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. See the consolidated statements of income and consolidated statements of cash flows included in our financial statements.

(h) Includes amortization of capitalized financing costs of approximately $1.8 million, $0.9 million, $1.0 million, $1.1 million, $1.2 million, $0.9 million and $0.8 million in the fiscal years 1996, 1997, 1998, 1999 and 2000, and the nine months ended July 1, 2000 and June 30, 2001, respectively.

(i) In fiscal 1999 and 2000, we embarked on a significant expansion of our prepared foods capacities, including the purchase and upgrade of the Waco, Texas facility. Amounts expended on these projects during fiscal 1999, 2000 and the nine months ended July 1, 2000 and June 30, 2001 were $19.4 million, $33.4 million, $15.3 million and $38.3 million, respectively.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

     Profitability in the poultry industry is materially affected by the commodity prices of feed ingredients, chicken and turkey, which are determined by supply and demand factors. As a result, the chicken and turkey industries are subject to cyclical earnings fluctuations. Cyclical earnings fluctuations can be mitigated somewhat by:

     - Business strategy;

     - Product mix;

     - Sales and marketing plans; and

     - Operating efficiencies.

     In an effort to reduce price volatility and to generate higher, more consistent profit margins, we have concentrated on the production and marketing of prepared foods products. Prepared foods products generally have higher profit margins than our other products. Also, the production and sale in the U.S. of prepared foods products reduce the impact of the costs of feed ingredients on our profitability. Feed ingredient purchases are the single largest component of our cost of goods sold, representing approximately 27.6% of our consolidated cost of goods sold in fiscal 2000. The production of feed ingredients is positively or negatively affected primarily by weather patterns throughout the world, the global level of supply inventories and demand for feed ingredients, and the agricultural policies of the United States and foreign governments. As further processing is performed, feed ingredient costs become a decreasing percentage of a product's total production cost, thereby reducing their impact on our profitability. Products sold in this form enable us to charge a premium, reduce the impact of feed ingredient costs on our profitability and improve and stabilize our profit margins.

BUSINESS SEGMENTS

     Since the acquisition of WLR Foods on January 27, 2001, we operate in two reportable business segments as (1) a producer of chicken and other products and
(2) a producer of turkey products.

     Our chicken and other products segment includes sales of chicken and sales of other products we produce and purchase for resale in the United States and Mexico. Our chicken and other products segment conducts separate operations in the United States and Mexico and is reported as two separate geographical areas. Our turkey segment includes sales of turkey products produced in our turkey operation recently acquired from WLR Foods, whose operations are exclusively in the United States.

     Inter-area sales and inter-segment sales, which are not material, are accounted for at prices comparable to normal trade customer sales. Identifiable assets by segment and geographic area are those assets which are used in our operations in each segment or area. Corporate assets are included with chicken and other products.

     The following table presents certain information regarding our segments:

                                                      FISCAL YEAR ENDED                NINE MONTHS ENDED
                                             ------------------------------------   -----------------------
                                             SEPT. 26,     OCT. 2,     SEPT. 30,     JULY 1,      JUNE 30,
                                                1998       1999(A)        2000         2000       2001(B)
                                             ----------   ----------   ----------   ----------   ----------
                                                                     (IN THOUSANDS)
NET SALES TO CUSTOMERS:
Chicken and Other Products:
  United States............................  $1,053,458   $1,102,903   $1,192,077   $  891,823   $1,179,165
  Mexico...................................     278,087      254,500      307,362      228,241      244,076
                                             ----------   ----------   ----------   ----------   ----------
         Sub-total.........................   1,331,545    1,357,403    1,499,439    1,120,064    1,423,241
Turkey.....................................          --           --           --           --      150,220
                                             ----------   ----------   ----------   ----------   ----------
         Total.............................  $1,331,545   $1,357,403   $1,499,439   $1,120,064   $1,573,461
                                             ==========   ==========   ==========   ==========   ==========
OPERATING INCOME:
Chicken and Other Products:
  United States............................  $   36,279   $   88,177   $   45,928   $   37,519   $   50,397
  Mexico...................................      40,977       21,327       34,560       27,334       11,145
                                             ----------   ----------   ----------   ----------   ----------
         Sub-total.........................      77,256      109,504       80,488       64,853       61,542
Turkey.....................................          --           --           --           --        1,883
                                             ----------   ----------   ----------   ----------   ----------
         Total.............................  $   77,256   $  109,504   $   80,488   $   64,853   $   63,425
                                             ==========   ==========   ==========   ==========   ==========
DEPRECIATION AND AMORTIZATION(C):
Chicken and Other Products:
  United States............................  $   22,463   $   23,185   $   24,444   $   18,026   $   26,790
  Mexico...................................      10,128       11,351       11,583        8,722        8,864
                                             ----------   ----------   ----------   ----------   ----------
         Sub-total.........................      32,591       34,536       36,027       26,748       35,650
Turkey.....................................          --           --           --           --        3,774
                                             ----------   ----------   ----------   ----------   ----------
         Total.............................  $   32,591   $   34,536   $   36,027   $   26,748   $   39,428
                                             ==========   ==========   ==========   ==========   ==========

---------------

(a)  Fiscal 1999 includes 53 weeks.

(b) The acquisition of WLR Foods has been accounted for as a purchase, and the results of operations for this acquisition have been included in our consolidated results of operations since the acquisition date.

(c) Includes amortization of capitalized financing costs of approximately $1.0 million, $1.1 million, $1.2 million, $0.9 million and $0.8 million in the fiscal years 1998, 1999 and 2000, and the nine months ended July 1, 2000 and June 30, 2001, respectively.

     The following table presents certain items as a percentage of net sales for the periods indicated:

                                                                                  NINE MONTHS
                                                    FISCAL YEAR ENDED                ENDED
                                             -------------------------------   ------------------
                                             SEPT. 26,   OCT. 2,   SEPT. 30,   JULY 1,   JUNE 30,
                                               1998       1999       2000       2000     2001(A)
                                             ---------   -------   ---------   -------   --------
Net sales..................................    100.0%     100.0%     100.0%     100.0%    100.0%
Cost of sales..............................     89.8       86.3       88.9       88.7      90.3
                                               -----      -----      -----      -----     -----
Gross profit...............................     10.2       13.7       11.1       11.3       9.7
Selling, general and administrative
  expense..................................      4.4        5.6        5.7        5.5       5.6
                                               -----      -----      -----      -----     -----
Operating income...........................      5.8        8.1        5.4        5.8       4.0
Interest expense, net(b)...................      1.5        1.3        1.2        1.2       1.3
                                               -----      -----      -----      -----     -----
Income before income taxes and
  extraordinary charge.....................      4.2        6.7        4.2        4.6       2.6
                                               -----      -----      -----      -----     -----
Net income (loss)..........................      3.8        4.8        3.5        3.7       1.8

---------------

(a) The acquisition of WLR Foods has been accounted for as a purchase, and the results of operations for this acquisition have been included in our consolidated results of operations since the acquisition date.

(b)  Interest expense, net, consists of interest expense less interest income.

RESULTS OF OPERATIONS

  Nine Months Ended June 30, 2001 Compared to Nine Months Ended July 1, 2000

     On January 27, 2001, we completed the acquisition of WLR Foods, a vertically integrated producer of chicken and turkey products located in the eastern United States. Accordingly, 22 weeks of operations of the former WLR Foods are included in our results for the first nine months of fiscal 2001.

     CONSOLIDATED NET SALES. Consolidated net sales were $1.6 billion for the first nine months of fiscal 2001, an increase of $453.4 million, or 40.5%, from the first nine months of fiscal 2000. The increase in consolidated net sales resulted from a $258.3 million increase in U.S. chicken sales to $1.0 billion, a $150.2 million increase in turkey sales, a $29.0 million increase in sales of other U.S. products to $134.0 million and by a $15.8 million increase in Mexico chicken sales to $244.1 million. The increase in U.S. chicken sales was primarily due to a 29.1% increase in dressed pounds produced, which resulted primarily from the acquisition of WLR Foods, and to a 2.9% increase in total revenue per dressed pound produced. The increase in turkey sales was due to the acquisition of WLR Foods. The $29.0 million increase in sales of other U.S. products to $134.0 million was primarily due to the acquisition of WLR Foods and higher prices in our commercial egg and poultry by-products operations. The $15.8 million increase in Mexico chicken sales was primarily due to a 15.6% increase in dressed pounds produced offset partially by a 7.5% decrease in average revenue per dressed pound produced.

     COST OF SALES. Consolidated cost of sales were $1.4 billion in the first nine months of fiscal 2001, an increase of $427.6 million, or 43.0%, compared to the first nine months of fiscal 2000. The increase resulted primarily from a $397.3 million increase in the cost of sales of U.S. operations and by a $30.3 million increase in the cost of sales in Mexico operations.

     The cost of sales increase in our U.S. operations of $397.3 million was due primarily to the acquisition of WLR Foods, $140.9 million of which related to the turkey operations, increased production of higher cost prepared foods products, higher energy costs and higher feed ingredient costs.

     The $30.3 million cost of sales increase in our Mexico operations was primarily due to a 15.6% increase in dressed pounds produced.

     GROSS PROFIT. Gross profit was $152.0 million for the first nine months of fiscal 2001, an increase of $25.8 million, or 20.5%, over the same period last year. Gross profit as a percentage of sales decreased to 9.7% in the first nine months of fiscal 2001 from 11.3% in the first nine months of fiscal 2000 due primarily to lower sale prices in Mexico.

     Beginning in the fourth quarter of fiscal 1999, commodity chicken margins in the U.S. have been under pressure due, in part, to increased levels of chicken production. To the extent that these trends continue, subsequent periods' operations could be negatively affected to the extent not offset by other factors such as those discussed under "-- General" above.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses were $88.6 million in the first nine months of fiscal 2001 and $61.3 million in the first nine months of fiscal 2000. The $27.3 million increase was due primarily to the acquisition of WLR Foods and certain integration costs related thereto. Consolidated selling, general and administrative expenses as a percentage of sales increased in the first nine months of fiscal 2001 to 5.6%, compared to 5.5% in the first nine months of fiscal 2000.

     OPERATING INCOME. Consolidated operating income was $63.4 million for the first nine months of fiscal 2001, a decrease of $1.4 million when compared to the first nine months of fiscal 2000, resulting primarily from the acquisition of WLR Foods and lower sales prices in Mexico.

     INTEREST EXPENSE. Consolidated net interest expense increased 56.5% to $21.2 million in the first nine months of fiscal 2001, when compared to $13.6 million for the first nine months of fiscal 2000, due to higher outstanding balances incurred for the acquisition of WLR Foods.

     INCOME TAX EXPENSE. Consolidated income tax expense in the first nine months of fiscal 2001 increased to $13.1 million compared to an expense of $10.0 million in the first nine months of fiscal 2000. This increase resulted from higher U.S. pre-tax earnings in the first nine months of fiscal 2001 than in the first nine months of fiscal 2000.

  Fiscal 2000 Compared to Fiscal 1999

     NET SALES. Consolidated net sales were $1.5 billion for fiscal 2000, an increase of $142.0 million, or 10.5%, from fiscal 1999. The increase in consolidated net sales resulted from an $86.9 million increase in U.S. chicken sales to $1.1 billion, a $52.9 million increase in Mexico chicken sales to $307.4 million and a $2.3 million increase of sales of other U.S. products to $141.7 million. The increase in U.S. chicken sales was primarily due to an 8.6% increase in dressed pounds produced. The increase in Mexico chicken sales was primarily due to a 13.7% increase in revenue per dressed pound and to a 6.2% increase in dressed pounds produced. The $2.3 million increase in sales of other U.S. products was primarily due to higher selling prices in our Poultry By-Products division.

     COST OF SALES. Consolidated cost of sales was $1.3 billion in fiscal 2000, an increase of $161.9 million, or 13.8%, compared to fiscal 1999. The increase primarily resulted from a $125.9 million increase in the cost of sales of our U.S. operations and from a $36.0 million increase in the cost of sales in our Mexico operations.

     The cost of sales increase in our U.S. operations of $125.9 million was primarily due to an 8.6% increase in dressed pounds produced, a 4.0% increase in feed ingredient costs, increased production of higher-cost prepared foods products, losses associated with the late January 2000 ice storm, and a $5.8 million write-off of accounts receivable from AmeriServe, which filed bankruptcy on January 31, 2000. AmeriServe was a significant distributor of products to quick service and casual dining restaurant chains, several of which are our customers. The $36.0 million cost of sales increase in our Mexico operations was primarily due to a 6.2% increase in dressed pounds produced and a 9.8% increase in average costs of sales per dressed pound produced caused primarily by the continued shift of production to a higher-valued product mix.

     GROSS PROFIT. Gross profit was $165.8 million for fiscal 2000, a decrease of $19.9 million, or 10.7%, over the same period last year. Gross profit as a percentage of sales decreased to 11.1% in fiscal 2000 from 13.7% in fiscal 1999. The lower gross profit resulted from lower net margins in our U.S. operations primarily due to lower selling prices realized for fresh chicken products, higher feed ingredient costs, losses associated with the late January 2000 ice storm, and the AmeriServe write-off, discussed above, offset in part by increased volume of prepared chicken sales.

     Beginning in the fourth quarter of fiscal 1999, commodity chicken margins in the U.S. have been under pressure due, in part, to increased levels of chicken production in the U.S. To the extent that these trends continue, subsequent periods' gross margins could be negatively affected to the extent not offset by other factors such as those discussed under "General" above.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses were $85.3 million in fiscal 2000 and $76.2 million in fiscal 1999. Consolidated selling, general and administrative expenses as a percentage of sales remained relatively stable in fiscal 2000 at 5.7% compared to 5.6% in fiscal 1999. The $9.1 million increase in consolidated selling, general and administrative expenses was due to increased costs relating to our higher sales volumes.

     OPERATING INCOME. Consolidated operating income was $80.5 million for fiscal 2000, a decrease of $29.0 million, or 26.5%, when compared to fiscal 1999. This decrease resulted primarily from lower net U.S. margins due to lower selling prices realized for fresh chicken products, higher feed ingredient costs, losses associated with the late January 2000 ice storm, and the AmeriServe write-off, discussed above, offset in part by increased volume of prepared chicken sales.

     INTEREST EXPENSE. Consolidated net interest expense increased 0.6% to $17.8 million in fiscal 2000, when compared to $17.7 million for fiscal 1999, due to higher interest rates experienced in fiscal 2000 on lower outstanding debt levels.

     INCOME TAX EXPENSE. Consolidated income tax expense in fiscal 2000 decreased to $10.4 million compared to an expense of $25.7 million in fiscal 1999. This decrease resulted from lower U.S. earnings in fiscal 2000 than in fiscal 1999.

  Fiscal 1999 Compared to Fiscal 1998

     Our accounting cycle resulted in 53 weeks of operations in fiscal 1999 compared to 52 weeks in fiscal 1998.

     NET SALES. Consolidated net sales were $1.36 billion for fiscal 1999, an increase of $25.9 million, or 1.9%, from fiscal 1998. The increase in consolidated net sales resulted from a $49.1 million increase in U.S. chicken sales to $963.5 million and a $0.3 million increase of sales of other U.S. products to $139.4 million, offset by a $23.6 million decrease in Mexico chicken sales to $254.5 million. The increase in U.S. chicken sales was primarily due to an 8.7% increase in dressed pounds produced and partially offset by a 3.0% decrease in total revenue per dressed pound. The decrease in Mexico chicken sales was primarily due to a 19.6% decrease in revenue per dressed pound and partially offset by a 13.9% increase in dressed pounds sold.

     COST OF SALES. Consolidated cost of sales was $1.2 billion in fiscal 1999, a decrease of $23.7 million, or 2.0%, compared to fiscal 1998. The decrease primarily resulted from an $18.4 million decrease in the cost of sales of U.S. operations and a $5.3 million decrease in the cost of sales in Mexico operations. The cost of sales decrease in U.S. operations of $18.4 million was primarily due to a 22.1% decrease in feed ingredients cost per pound and partially offset by an 8.7% increase in dressed pounds produced. The $5.3 million cost of sales decrease in Mexico operations was primarily due to a 15.4% decrease in feed ingredient costs per pound and partially offset by a 13.9% increase in dressed pounds produced.

     GROSS PROFIT. Gross profit was $185.7 million for fiscal 1999, an increase of $49.6 million, or 36.5%, over the same period last year. Gross profit as a percentage of sales increased to 13.7% in fiscal 1999 from 10.2% in fiscal 1998. The increased gross profit resulted primarily from lower feed ingredient costs per pound and higher production volumes.

     Beginning in the fourth quarter of fiscal 1999, commodity chicken margins have been under pressure due, in part, to increased levels of chicken production in the U.S. and Mexico. To the extent that these trends continue, subsequent periods' gross margins could be negatively affected to the extent not offset by other factors such as those discussed under "General" above.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses were $76.2 million in fiscal 1999 and $58.8 million in fiscal 1998. Consolidated selling, general and administrative expenses as a percentage of sales increased in fiscal 1999 to 5.6%, compared to 4.4% in fiscal 1998, primarily due to increased retirement and variable compensation costs which are dependent upon U.S. profits.

     OPERATING INCOME. Consolidated operating income was $109.5 million for fiscal 1999, an increase of $32.2 million, or 41.7%, when compared to fiscal 1998, primarily resulting from lower feed ingredient costs per pound and higher production volumes.

     INTEREST EXPENSE. Consolidated net interest expense decreased 12.4% to $17.7 million in fiscal 1999, compared to $20.2 million for fiscal 1998, due to lower average outstanding debt levels.

     MISCELLANEOUS, NET. Consolidated miscellaneous, net, a component of Other Expenses (Income), was $1.0 million in fiscal 1999, a $2.7 million decrease when compared to ($1.7) million for fiscal 1998, primarily due to losses on disposal of assets.

     INCOME TAX EXPENSE. Consolidated income tax expense in fiscal 1999 increased to $25.7 million, compared to $6.5 million in fiscal 1998. This increase resulted from higher U.S. earnings in fiscal 1999 than in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

     We maintain $120.0 million in revolving credit facilities and $400.0 million in a secured revolving/term borrowing facility. The $400.0 million revolving/term borrowing facility provides for $285.0 million and $115.0 million of 10-year and 7-year commitments, respectively. Borrowings under these facilities are split pro rata between the 10-year and 7-year maturities as they occur. The credit facilities provide for interest at rates ranging from LIBOR plus five-eighths percent to LIBOR plus two and three-quarters percent, depending upon our total debt to capitalization ratio. Interest rates on debt outstanding under these facilities as of June 30, 2001 ranged from LIBOR plus two percent to LIBOR plus two and one-quarter percent. These facilities are secured by inventory and fixed assets or are unsecured.

     As of June 30, 2001, annual maturities of long-term debt for the remainder of fiscal 2001 and for the five years subsequent to fiscal 2001 are:
2001 -- $1.2 million; 2002 -- $5.0 million; 2003 -- $99.1 million; 2004 -- $23.0 million; 2005 -- $22.0 million; and 2006 -- $59.6 million; and, giving pro forma effect to this offering and the application of its net proceeds as described under "Use of Proceeds," are: 2001 -- $1.2 million; 2002 -- $5.0 million;
2003 -- $7.2 million; 2004 -- $16.8 million; 2005 -- $16.1 million; and
2006 -- $54.1 million.

     At June 30, 2001, $24.3 million was available under the revolving credit facilities and $110.0 million was available under the revolving/term borrowing facility.

     On June 26, 1998, we entered into an Asset Sale Agreement to sell up to $60 million of accounts receivable. In connection with the Asset Sale Agreement, we sell, on a revolving basis, certain of our trade receivables (the "Pooled Receivables") to a special purpose corporation wholly owned by us, which in turn sells a percentage ownership interest to third parties. At June 30, 2001 and September 30, 2000, an interest in these Pooled Receivables of $38.0 million and $35.4 million, respectively, had been sold to third parties and is reflected as a reduction in accounts receivable. These transactions have been recorded as sales in accordance with Financial Accounting Standards Board Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The gross proceeds resulting from the sale are included in cash flows from operating activities in our consolidated statements of cash flows. Losses on these sales were immaterial.

     On June 29, 1999, the Camp County Industrial Development Corporation issued $25.0 million of variable-rate environmental facilities revenue bonds supported by letters of credit obtained by Pilgrim's Pride. We may draw from these proceeds over the construction period for new sewage and solid waste disposal facilities at a poultry by-products plant to be built in Camp County, Texas. We are not required to borrow the full amount of the proceeds from the bonds. All amounts borrowed from these funds will be due in 2029. The amounts that we borrow will be reflected as debt when received from the Camp County Industrial Development Corporation. The interest rates on amounts borrowed will closely follow the tax-exempt commercial paper rates. Presently, there are no borrowings outstanding under the bonds.

     At June 30, 2001, our working capital increased to $177.2 million and our current ratio decreased to 1.63 to 1, compared with working capital of $124.5 million and a current ratio of 1.86 to 1 at September 30, 2000 and was primarily due to the acquisition of WLR Foods. At October 2, 1999, working capital was $154.2 million and the current ratio was 2.24 to 1.

     Trade accounts and other receivables were $130.1 million at June 30, 2001, compared to $50.3 million at September 30, 2000 and $84.4 million at October 2, 1999. The 158.7% increase in trade accounts and other receivables between June 30, 2001 and September 30, 2000 was primarily due to the acquisition of WLR Foods' trade receivables and other accounts partially offset by the sale of receivables under the Asset Sale Agreement discussed above. Excluding the sale of receivables, trade accounts and other receivables would have increased 96.1% to $168.1 million. This increase was primarily due to the acquisition of WLR Foods. The 40.4% decrease in trade accounts and other receivables between September 30, 2000 and October 2, 1999 was primarily due to the sale of receivables under the Asset Sale Agreement, discussed above. Excluding the sale of receivables, trade accounts and other receivables would have increased 1.5%, to $85.7 million. This increase was primarily due to the higher level of sales activity.

     Inventories were $305.6 million at June 30, 2001, compared to $181.2 million at September 30, 2000 and $168.0 million at October 2, 1999. The $124.4 million, or 68.6%, increase in inventories between September 30, 2000 and June 30, 2001 was primarily due to the acquisition of WLR Foods. The $13.2 million, or 7.9%, increase in inventories between September 30, 2000 and October 2, 1999 was primarily due to higher live chicken inventories in the field necessary to support increased sales and production levels, as well as to higher finished chicken products inventories.

     Accounts payable and accrued expenses were $221.8 million at June 30, 2001, compared to $139.8 million at September 30, 2000 and $119.8 million at October 2, 1999. The 58.7% increase in accounts payable and accrued expenses between September 30, 2000 and June 30, 2001 was primarily due to the acquisition of WLR Foods. The 16.7% increase in accounts payable and accrued expenses between September 30, 2000 and October 2, 1999 was primarily due to higher levels of sales and the corresponding increased production activity and increased expenditures for capital projects.

     Capital expenditures of $87.6 million and $56.9 million for the nine months ended June 30, 2001 and July 1, 2000, respectively, and $92.1 million, $69.6 million and $53.5 million for fiscal years 2000, 1999 and 1998, respectively, were primarily incurred to acquire and expand certain facilities, improve efficiencies, reduce costs and for the routine replacement of equipment. We anticipate spending $15.0 to $20.0 million in the fourth quarter of fiscal 2001 and $55.0 to $65.0 million in fiscal 2002 to improve efficiencies and for the routine replacement of equipment. We expect to finance such expenditures with available operating cash flows and long-term financing.

     Cash flows provided by operating activities were $17.3 million and $61.7 million for the nine month periods ended June 30, 2001 and July 1, 2000, respectively, and $130.8 million, $81.5 million and $85.0 million for the fiscal years 2000, 1999 and 1998, respectively. The decrease in cash flows provided by operating activities for the nine months ended June 30, 2001, compared to the nine months ended July 1, 2000, was primarily due to the increase of: accounts receivable, due primarily to a higher level of sales activity; and inventories, due primarily to higher levels of live poultry and frozen turkey inventories resulting primarily from seasonal variations in the live production cycle and sales of turkey products. The increase in cash flows provided by operating activities for fiscal 2000, compared to fiscal 1999, was primarily due to the sale of $35.4 million in accounts receivable under the Asset Sale Agreement mentioned above and increases in accounts payable and accrued expenses offset partially by an increase in inventories and a decrease in operating income. The decrease in cash flows provided by operating activities for fiscal 1999, compared to fiscal 1998, was primarily due to increased inventory levels offset by increases in accounts payable and accrued expenses.

     Cash flows provided by (used in) financing activities were $285.8 million and $(14.0) million for the nine month periods ended June 30, 2001 and July 1, 2000, respectively, and $(22.6) million, $(19.6) million and $(32.5) million for the fiscal years 2000, 1999 and 1998, respectively. The increase in cash flows provided by (used in) financing activities for the nine month period ended June 30, 2001, when compared to the nine month period ended July 1, 2000, reflects the net proceeds (payments) from borrowings to finance the acquisition of WLR Foods. The cash provided by (used in) financing activities primarily reflects the net proceeds (payments) from notes payable and long-term financing and debt retirements.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

     The risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in the price of feed ingredients, foreign currency exchange rates and interest rates as discussed below and as adjusted for the acquisition of WLR Foods. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions our management may take to mitigate our exposure to such changes. Actual results may differ.

  Feed Ingredients

     We purchase certain commodities, primarily corn and soybean meal. As a result, our earnings are affected by changes in the price and availability of such feed ingredients. As market conditions dictate, we will from time to time lock-in future feed ingredient prices using various hedging techniques, including forward purchase agreements with suppliers and futures contracts. We do not use such financial instruments for trading purposes and are not a party to any leveraged derivatives. Market risk is estimated as a hypothetical 10% increase in the weighted-average cost of our primary feed ingredients as of June 30, 2001. Based on our pro forma feed consumption during the LTM Period, such an increase would have resulted in a pro forma increase to cost of sales of approximately $51.7 million in that period. As of June 30, 2001, we had not hedged any of our remaining fiscal 2001 or 2002 feed requirements.

  Foreign Currency

     Our earnings are affected by foreign exchange rate fluctuations related to the Mexican peso net monetary position of our Mexico subsidiaries denominated in Mexican pesos. We manage this exposure primarily by attempting to minimize our Mexican peso net monetary position, but from time to time we have also considered executing hedges to help minimize this exposure. Such instruments, however, have historically not been economically feasible. We are also exposed to the effect of potential exchange rate fluctuations to the extent that amounts are repatriated from Mexico to the United States. However, we currently anticipate that the cash flows of our Mexico subsidiaries will continue to be reinvested in our Mexico operations. In addition, the Mexican peso exchange rate can directly and indirectly impact our results of operations and financial position in several manners, including potential economic recession in Mexico resulting from a devalued peso. The impact on our financial position and results of operations of a hypothetical change in the exchange rate between the U.S. dollar and the Mexican peso cannot be reasonably estimated. Foreign currency exchange gains and losses, representing the change in the U.S. dollar value of the net monetary assets of our Mexico subsidiaries denominated in Mexican pesos, were a loss of $2.3 million in 1998, a gain of $0.1 million and $0.2 million in fiscal 1999 and 2000, respectively, and a gain of $1.1 million for the LTM Period. On June 30, 2001, the Mexican peso closed at 9.04 to 1 U.S. dollar, a decrease from 9.45 at September 30, 2000. No assurance can be given as to how future movements in the peso could affect our future earnings.

  Interest Rates

     Our earnings are also affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments. The acquisition of WLR Foods substantially increased our outstanding balances of variable rate debt. On a pro forma basis, we have variable-rate debt instruments representing approximately 47.3% of our long-term debt at June 30, 2001. On a pro forma basis, holding other variables constant, including levels of indebtedness, a 25 basis points increase in interest rates would have increased our interest expense by $603,250 for the LTM Period. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate long-term debt at June 30, 2001.

     Market risk for fixed-rate long-term debt is estimated as the potential increase in fair value resulting from a hypothetical 25 basis points decrease in interest rates and amounts to approximately $487,000 as of June 30, 2001, using discounted cash flow analysis.

  New Accounting Pronouncements

     On October 1, 2000, we adopted Financial Accounting Standards Board Statement ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This statement requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

     The adoption of SFAS No. 133 had no impact on the Company as of October 1, 2000.

     We periodically use derivatives to moderate the financial and commodity market risks of our business operations, primarily derivative products, such as futures and option contracts, are used to hedge against changes in the amount of future cash flows related to commodities procurement.

     We expect commodity derivatives to be cash flow hedges (i.e., hedging the exposure of variability in expected future cash flows that is attributable to a particular risk). The effective portion of the cumulative gain or loss on the derivative instrument is reported as a component of other comprehensive income
(loss) in shareholders' equity and recognized into earnings in the same period or periods during which the hedged transaction affects earnings (for commodity hedges when the chickens that consumed the hedged grain are sold). The remaining cumulative gain or loss on the derivative instrument in excess of the cumulative change in the present value of the future cash flows of the hedged item, if any, is recognized in earnings during the period of change. During the quarter ended June 30, 2001, we used derivative futures contracts to hedge commodity purchases, all of which occurred during the quarter. No ineffectiveness was recognized on cash flow hedges during the nine months ended June 30, 2001. During the quarter ended June 30, 2001, we realized losses due to commodity hedges, net of gains, totaling approximately $1.2 million, of which approximately $0.7 million ($0.4 million net of tax) was deferred to future periods and is recorded in other comprehensive income (loss) at June 30, 2001 and will be recognized within the next quarter. No futures contracts were outstanding as of June 30, 2001.

  Impact of Inflation

     Due to moderate inflation in the U.S. and our rapid inventory turnover rate, the results of operations have not been significantly affected by inflation during the past three-year period.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

                                   WLR FOODS

     WLR Foods' selected consolidated financial data is derived from its consolidated financial statements. Historical results should not be taken as necessarily indicative of the results that may be expected for any future period. You should read this consolidated financial data in conjunction with WLR Foods' consolidated financial statements and the related notes and the discussion of the results of operations of WLR Foods set forth below.

                                                     FISCAL YEAR ENDED                        THREE MONTHS ENDED
                                   ------------------------------------------------------   ----------------------
                                   JUNE 29,   JUNE 28,   JUNE 27,   JULY 3,      JULY 1,    OCTOBER 2,   SEPT. 30,
                                     1996       1997       1998       1999         2000        1999        2000
                                   --------   --------   --------   --------     --------   ----------   ---------
                                                                   (IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales........................  $978,258   $994,591   $945,967   $888,086(a)  $832,728    $202,007    $211,881
Cost of sales....................   889,904    948,060    876,287    750,942      726,253     172,705     179,265
                                   --------   --------   --------   --------     --------    --------    --------
Gross profit.....................    88,354     46,531     69,680    137,144      106,475      29,302      32,616
Selling, general and
  administrative expenses........    91,167     89,657     91,745     98,478       99,958      24,355      25,218
                                   --------   --------   --------   --------     --------    --------    --------
Operating income (loss)..........    (2,813)   (43,126)   (22,065)    38,666        6,517       4,947       7,398
Interest expense.................     8,922     12,804     22,539     10,931        4,968       1,233       1,506
Other (income) expense, net......       129     (1,792)      (106)    (8,214)      (1,280)       (371)        (26)
Income (loss) before income taxes
  and minority interest..........   (11,864)   (54,138)   (44,498)    35,949        2,829       4,085       5,918
Income tax expense (benefit).....    (4,381)   (19,577)   (16,352)    13,211          596       1,542       2,012
Net income (loss)(b).............    (4,686)   (32,183)   (25,354)    38,770        2,233       2,543       3,906
OTHER DATA:
EBITDA(c)........................  $ 26,011   $(12,793)  $  6,296   $ 68,635     $ 26,471    $ 10,149    $ 12,007
Depreciation and amortization....    28,985     28,588     28,321     21,755       18,674       4,831       4,583
Capital expenditures(d)..........    18,771     11,245     22,149     22,072       12,225       2,254       2,237
Dividends........................     4,233      2,078         --         --           --          --          --

---------------

(a) Net sales were adversely impacted in 1999 by the closing of WLR Foods' direct store distribution business in Pennsylvania during the first quarter of fiscal 1999 and the completion of the conversion of the Marshville, North Carolina complex from turkey to chicken processing during the first quarter of fiscal 1999. The closing of WLR Foods' direct store distribution business accounted for approximately $40.0 million of the decrease in net sales in 1999 compared to 1998.

(b) Net income includes income from discontinued operations, net of tax in fiscal 1996, 1997, 1998 and 1999 of approximately $2.8 million, $2.4 million, $2.9 million and $0.7 million, respectively; a gain on disposal of discontinued operations, net of tax in fiscal 1999 of approximately $18.0 million; and extraordinary charge on early extinguishment of debt, net of tax in fiscal 1999 of approximately $2.6 million.

(c) "EBITDA" is defined as the sum of net income (loss) before discontinued operations and extraordinary charges plus interest, taxes, depreciation and amortization. EBITDA is presented because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. See the consolidated statements of operations and consolidated statements of cash flows included in WLR Foods' financial statements.

(d) Capital expenditures include approximately $3.4 million and $9.7 million for fiscal 1998 and 1999, respectively, for the conversion of the Marshville, North Carolina complex from turkey to chicken processing.

GENERAL

     The WLR Foods results have been included in our consolidated results of operations since our acquisition of WLR Foods on January 27, 2001. Prior to our acquisition of WLR Foods, WLR Foods operated in the following segments: (1) chicken products, (2) turkey products and (3) other products. WLR Foods' chicken products primarily consisted of retail tray pack items, whole birds cut up for quick service restaurants and portion-controlled products for foodservice distributors. WLR Foods' turkey products primarily consisted of fresh and frozen whole birds and parts, including retail tray pack items, turkey burgers and a full line of further processed products, including deli meats, frankfurters and salads. WLR Foods' other products primarily consisted of protein conversion sales, unallocated corporate-related items and other miscellaneous sales.

     WLR Foods' business has historically been concentrated on fresh chicken and turkey products. According to industry sources, feed ingredients account for 30-50% of total production costs for fresh chicken and 33-43% for fresh turkey. Beginning in 1996, results of operations were adversely impacted by significantly higher grain costs in both WLR Foods' chicken and turkey operations. The average delivered costs paid for corn and soybean meal were approximately 46% and 23% higher, respectively, than the amounts paid in fiscal 1995. In fiscal 1997, overall grain costs continued to rise as soybean meal prices escalated an additional 25% over the prior year, while corn prices fell only 6% from the already high levels in 1996. Feed prices began to fall back to more normal levels beginning in 1998 with average delivered prices for corn and soybean meal declining 19% and 15%, respectively, in 1998, and 16% and 34%, respectively, in 1999. Competitive dynamics in both the chicken and turkey industries prevented WLR Foods from raising prices sufficiently to cover the increased costs associated with the higher feed prices, which contributed to the fall in its profitability in the 1996 to 1998 period.

     Beginning in the later part of 1998, WLR Foods took steps to reduce its exposure to commodity turkey prices by converting its Marshville, North Carolina, complex from turkey to chicken processing. This initiative was completed in the first fiscal quarter of 1999 and the Marshville, North Carolina, complex reached full capacity in the third quarter of 1999. As a result of this initiative, WLR Foods' total commodity turkey production capacity decreased from 336 million pounds in 1998 to 246 million pounds in January of 2001, while keeping production of higher value added prepared turkey products constant at 179 million pounds. In addition, the added chicken capacity at the Marshville facility allowed WLR Foods to sell its Goldsboro, North Carolina, chicken complex in August 1998, resulting in lower operating costs for its chicken business. WLR Foods also closed its money losing direct store distribution business operating out of its Franconia, Pennsylvania, facility during the first quarter of 1999. This allowed WLR Foods to expand its further processing operations in Franconia and close its Monroe, North Carolina, further processing facility. As a result of the initiatives taken by WLR Foods in 1998 and 1999, the company had successfully implemented a lower cost structure with an increased emphasis on the production of chicken products by the end of fiscal 2000 as compared to 1996 and 1997.

WLR FOODS RESULTS OF OPERATIONS

  Three Months Ended September 30, 2000 Compared to Three Months Ended October 2, 1999

     WLR Foods' results are reported on a consolidated basis. Portions of the following discussions of operating results pertain to the chicken and turkey segments, which accounted for over 99% of WLR Foods' revenues. Any revenues and expenses not included in the chicken and turkey segments are reported in WLR Foods' other products segment for purposes of segment reporting.

     SUMMARY OF PERFORMANCE. Operating income for the first quarter of fiscal 2001 was $7.4 million, an increase of $2.5 million when compared to the same quarter of fiscal 2000. The increase was primarily due to approximately $1.6 million of improvements in turkey sales mix and profitability, increased turkey commodity pricing of $1.1 million, improvements in live bird performance of $1.1 million and other net improvements of approximately $2.4 million, partially offset by decreased chicken segment pricing of $1.5 million, and higher grain costs approximating $2.2 million.

     CONSOLIDATED NET SALES. Consolidated net sales for the quarter were $211.9 million, an increase of $9.9 million, or 4.9%, from the first quarter of fiscal 2000. The $9.9 million improvement resulted from increases in chicken, turkey and other segment net sales of $4.6 million, $5.1 million and $0.2 million, respectively. In the chicken segment, the increase in net sales of $4.6 million, or 4.5%, to $107.0 million in the first quarter of fiscal 2001 was due to increased poultry product sales of $5.2 million, partially offset by decreases in other sales, primarily feed, of $0.6 million. The $5.2 million increase, or 5.2%, in net sales of poultry products, primarily chicken, resulted in poultry product sales of $104.0 million for the first quarter of fiscal 2001. The 5.2% increase was the result of a volume increase of 6.7%, partially offset by a price decrease of 1.5%. The turkey segment net sales increase of $5.1 million, or 5.2%, to $102.8 million in sales for the first quarter of fiscal 2001 resulted primarily from increased poultry product sales. Poultry products, primarily value-added and commodity turkey products, were the largest component of turkey segment revenues. Poultry product sales in the turkey segment increased 5.0%, or $4.8 million, to $102.2 million in the first quarter of fiscal 2001. The 5.0% increase was the result of a volume increase of 1.9%, coupled with a price increase of 3.1%.

     COST OF SALES. Consolidated cost of sales was $179.3 million, an increase of $6.6 million, or 3.8%, compared to the first quarter of fiscal 2000. In the chicken segment, cost of sales increased 4.2%, or $3.9 million, to $95.6 million in the first quarter of fiscal 2001. This increase was primarily attributable to increased production and higher grain costs, partially offset by improved live bird performance and decreased processing costs. Cost of sales in the turkey segment increased 2.9%, or $2.3 million, to $82.5 million in the first quarter of fiscal 2001. This increase was primarily the result of planned shifts in production to more profitable, higher-cost, value-added products and increased grain costs. Cost of sales in the other segment increased $0.4 million during the first quarter of fiscal 2001.

     GROSS PROFIT. Gross profit was $32.6 million, an increase of $3.3 million, or 11.3%, over the same quarter last year. Improved turkey sales mix provided additional gross profits of approximately $1.6 million. Increases in commodity turkey prices of $1.1 million were offset by chicken market decreases of approximately $1.5 million. Improved live bird performance provided an additional $1.1 million. Other improvements of approximately $3.2 million in gross profits were primarily the result of increased chicken sales, higher plant utilization, and other feed ingredient inventory and formulations. Higher grain costs for soybean meal of approximately $3.0 million, partially offset by lower corn costs of approximately $0.8 million, decreased profits by $2.2 million during the first quarter of fiscal 2001.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses for the first quarter of fiscal 2001 were $25.2 million, an increase of $0.9 million, or 3.5%, when compared to the same quarter last year. The increase was primarily due to additional promotional spending as a result of increased sales volumes in chicken and value-added products.

     INTEREST EXPENSE. Consolidated interest expense was $1.5 million for the first quarter of fiscal 2001, an increase of $0.3 million, or approximately 22%, when compared to the same quarter in fiscal 2000. The increase was the result of higher interest rates and slightly higher debt levels throughout the period.

     NET INCOME. Consolidated net income was $3.9 million, or $0.24 per diluted share, for the first quarter of fiscal 2001, an increase of $1.4 million as compared to the net income of $2.5 million, or $0.15 per diluted share, for the first quarter of fiscal 2000. Net income from the chicken and turkey segments increased $0.4 million and $1.1 million, respectively, offset partially by decreased net income in other segment of $0.1 million.

  Fiscal 2000 Compared to Fiscal 1999

     CONSOLIDATED NET SALES. Consolidated net sales from continuing operations were $832.7 million, a decrease of $55.4 million, or 6.2%, from fiscal 1999. The decrease resulted from lower chicken and turkey segment sales of $49.5 million and $6.0 million, respectively, offset slightly by an increase in other segment sales of $0.1 million. The chicken segment net sales decline of $49.5 million, or 10.9%, to $403.1 million for fiscal 2000 was primarily due to decreased poultry product sales of $50.6 million, partially offset by an increase in other sales, primarily outside feed sales, of approximately $1.1 million. The $50.6 million decrease, or 11.6%, in poultry product sales, primarily chicken, was the result of price decreases of 11.7%, offset partially by increases in volume of 0.1%. The turkey segment net sales decline of $6.0 million, or 1.4%, to $421.6 million in fiscal 2000 was the result of lower poultry product sales of $4.4 million, combined with a decrease in other sales of $1.6 million. The $4.4 million decrease, or 1.0%, in poultry product sales, primarily turkey, was the result of lower volumes of 2.6%, offset partially by increased pricing of 1.6%. The $1.6 million decline in other sales was primarily the result of the discontinuation of WLR Foods' Pennsylvania distribution business, a non-core poultry business, in the prior fiscal year.

     COST OF SALES. Consolidated cost of sales on continuing operations was $726.3 million, a decrease of $24.7 million, or 3.3%, from fiscal 1999. Cost of sales in the chicken segment decreased 1.4%, or $5.3 million, to $377.8 million in fiscal 2000. This decrease was primarily due to improvements in processing costs at WLR Foods' Marshville facility, which was converted from turkey processing to chicken processing during fiscal 1999. In the turkey segment, cost of sales decreased 5.4%, or $19.5 million, to $344.4 million in fiscal 2000. This decrease was primarily the result of improved operating costs at WLR Foods' Franconia further processing facility of approximately $5 million and improved grain costs of approximately $2 million, coupled with decreased volumes in poultry product sales of approximately 2.6% from the prior year. Partially offsetting the decreases in chicken and turkey segment cost of sales was a $0.1 million increase in other segment cost of sales.

     GROSS PROFIT. Gross profit on continuing operations was $106.5 million, a decrease of $30.7 million, or 22.4% from fiscal 1999. The net effect of product pricing was a decline of approximately $44.2 million for the year, with lower chicken pricing of $51.0 million partially offset by improved turkey prices of $6.8 million. Lower grain costs for corn and soybean meal contributed approximately $2.3 million of improvements. Other improvements of approximately $11.2 million in gross profits were primarily the result of lower plant costs at the Franconia and Marshville facilities.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses on continuing operations for fiscal 2000 were $100.0 million, an increase of $1.5 million, or 1.5%, when compared to the prior year. The increase was primarily the result of increased promotional spending of $7.6 million, partially offset by lower delivery expenses of approximately $2.0 million, lower bonus incentives of approximately $2.0 million, and one-time charges in the prior fiscal year of approximately $2.1 million, primarily for the write-down of assets at WLR Foods' Monroe facility that was sold during the year.

     INTEREST EXPENSE. Consolidated interest expense from continuing operations was $5.0 million for fiscal 2000, a decrease of $6.0 million, or 54.6%, when compared to fiscal 1999. The decrease was the result of substantially lower debt levels and lower interest rates.

     OTHER INCOME. In the prior year, other income included the gain on the sale of WLR Foods' Goldsboro, North Carolina complex. The Goldsboro complex, consisting of a chicken processing plant, feed mill and hatchery, was sold on August 14, 1998, for approximately $38 million in net proceeds, which were used to reduce long-term debt. The pre-tax gain on the sale was approximately $8 million.

     INCOME TAX. The effective tax rates for continuing operations for fiscal 2000 and fiscal 1999 were 21.1% and 36.7%, respectively. The decrease was the result of changes in job tax credits, prior year adjustments, and a lower federal statutory rate.

     NET INCOME. Consolidated net income from continuing operations was $2.2 million (or $0.13 per diluted share) for fiscal 2000, a decrease of $20.5 million as compared to the net income from continuing operations of $22.7 million (or $1.34 per diluted share) for fiscal 1999. Chicken net income was $33.3 million lower than fiscal 1999, offset partially by an increase in turkey net income of $12.4 million. The remaining $0.4 million increase in net income was in WLR Foods' other products segment.

  Fiscal 1999 Compared to Fiscal 1998

     CONSOLIDATED NET SALES. Consolidated net sales from continuing operations were $888.1 million, a decrease of $57.9 million, or 6.1%, from fiscal 1998. The decrease was from lower turkey segment and other segment sales of $118.6 million and $3.3 million, respectively, partially offset by an increase in chicken segment sales of $64.0 million. The turkey segment net sales decline of $118.6 million, or 21.7%, to $427.6 million in sales for fiscal 1999 was the result of the discontinuation of the distribution business, which reduced sales approximately $40 million, a decrease in outside feed sales of approximately $24 million at WLR Foods' Marshville plant, which was converted to chicken processing, with the balance primarily from reduced volumes in turkey production. Poultry products, primarily turkey, were the largest component of turkey segment revenues. Poultry product sales in the turkey segment decreased 10.9%, or

$51.5 million, to $422.4 million in fiscal 1999. The 10.9% decrease was a result of decreased volumes of 12.9%, primarily the result of planned cutbacks at WLR Foods' Marshville facility, offset by increased prices of 2.0%. In the chicken segment, the increase in net sales of $64.0 million, or 16.5%, to $452.5 million in fiscal 1999 was due to increased poultry product sales of approximately $54 million and increased outside feed sales of approximately $11 million. The $54 million increase, or 14.0%, in net sales of poultry products, primarily chicken, resulted in fiscal 1999 poultry product sales of $437.6 million. The 14.0% increase was the result of a volume increase of 15.6%, offset by a 1.6% decrease in pricing.

     COST OF SALES. Consolidated cost of sales on continuing operations was $750.9 million, a decrease of $125.4 million, or 14.3%, from fiscal 1998. Cost of sales in the turkey segment decreased 30.8%, or $161.7 million, to $363.9 million in fiscal 1999. This decrease was primarily the result of planned decreases in production and sales volumes in turkey products, coupled with the closing of the distribution business. Lower costs of corn and soybean meal also lowered costs by approximately $20 million, as the average delivered cost of corn and soybean meal declined approximately 16% and 34%, respectively, over fiscal 1998. In the chicken segment, cost of sales increased 12.3%, or $41.9 million, to $383.1 million in fiscal 1999. This increase was primarily attributable to increased poultry pounds sold and additional outside feed sales, partially offset by lower costs of corn and soybean meal, which reduced cost of sales in the chicken segment approximately $30 million.

     GROSS PROFIT. Gross profit on continuing operations was $137.1 million, an increase of $67.5 million, or 96.8%, from fiscal 1998. Lower grain costs for corn and soybean meal contributed approximately $50 million of the improvement. Improved live performance in both turkey and chicken improved gross profits by over $10 million during the year. The net effect of product pricing was an improvement of $3.5 million for the year, with higher turkey pricing of $9.6 million more than offsetting lower chicken prices of $6.1 million.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses on continuing operations for fiscal 1999 were $98.5 million, an increase of $6.7 million, or 7.3%. The increase included two one-time charges: a non-cash charge of $1.5 million during the first quarter for assets, primarily at the Monroe facility, that could not be utilized in WLR Foods' turkey operations, and $0.6 million for one time deferred compensation accruals. Additionally, employee incentives based upon profitability resulted in an additional $2.0 million in expense during the year. There were no employee incentives in fiscal 1998.

     INTEREST EXPENSE. Consolidated interest expense from continuing operations was $10.9 million for fiscal 1999, a decrease of $11.6 million when compared to fiscal 1998. The decrease was the result of substantially lower debt levels and lower interest rates resulting from a new credit facility in November 1998.

     OTHER INCOME, NET. The gain on the sale of the Goldsboro complex resulted from WLR Foods' sale, on August 14, 1998, of its Goldsboro, North Carolina chicken processing plant, feed mill and hatchery for approximately $38 million in net proceeds, which were used to reduce long term debt. The pre-tax gain on the sale was approximately $8 million.

     INCOME TAX EXPENSE. The effective tax rate for continuing operations was 36.7% for both fiscal 1999 and 1998.

     GAIN ON DISPOSAL OF DISCONTINUED OPERATIONS. On July 31, 1998 WLR Foods sold its Cassco Ice and Cold Storage, Inc. subsidiary for approximately $55 million in net proceeds. The net proceeds from the sale were used to reduce long-term debt. The after-tax Cassco income from discontinued operations was $0.7 million in fiscal 1999 compared to $2.9 million for fiscal 1998. During the first quarter of fiscal 1999, WLR Foods recorded a $15.5 million after-tax gain on the sale. Additional consideration was received in the third and fourth quarters of fiscal 1999; the final after-tax gain for the Cassco sale was $17.9 million.

     EXTRAORDINARY CHARGE, NET. During fiscal 1999, WLR Foods recorded extraordinary after-tax charges of $2.6 million for the early extinguishment of debt, with $1.6 million of the charge in the first quarter and $1.0 million in the second quarter of the year. In the first quarter, the permanent reduction in long-term debt resulting from the sale of the Cassco subsidiary and the Goldsboro complex resulted in an extraordinary after-tax charge of $1.6 million to write-off capitalized debt costs. In conjunction with the November 20, 1998 debt refinancing during the second quarter, WLR Foods recorded an extraordinary after-tax charge of $1.0 million to write off the remaining capitalized debt costs pertaining to the refinanced credit facility.

     NET INCOME. Consolidated net income on continuing operations was $22.7 million (or $1.34 per diluted share) for fiscal 1999, an increase of $50.9 million as compared to the net loss of $28.2 million (or $1.72 per diluted share) for fiscal 1998. Turkey and chicken segment net income improved $33.1 million and $16.1 million, respectively.

     Net income for fiscal 1999 was $38.8 million, or $2.29 per diluted share, and included: after-tax income of $0.7 million, or $0.04 per diluted share from WLR Foods' Cassco Ice & Cold Storage subsidiary; an after-tax gain of $17.9 million or $1.06 per diluted share on the sale of Cassco; and an after-tax, non-cash write-off totaling $2.6 million, or $0.15 per diluted share, on early extinguishment of debt. The net loss for fiscal 1998 was $25.4 million, or $1.55 per diluted share, and included after-tax income of $2.9 million, or $0.17 per diluted share from the Cassco subsidiary.

                       THE CHICKEN AND TURKEY INDUSTRIES

UNITED STATES

  General

     Prior to 1960, the U.S. chicken and turkey industries were highly fragmented with numerous small, independent breeders, growers and processors. The industries have consolidated during the last 40 years, resulting in a relatively small number of larger, more vertically integrated companies. In general, vertical integration of the U.S. chicken and turkey industries has led to increased operating cost efficiencies at each stage of the production process. These cost efficiencies have had a disproportionately adverse effect on less vertically integrated chicken and turkey producers, as they have been unable to realize the synergies benefiting their more integrated competitors.

     The following tables set forth the estimated current annual production of live poultry, chicken and turkey produced by, and the corresponding market share of, the 10 largest U.S. producers. These tables reflect annualized respective volumes derived from average weekly data reported by WATT Poultry USA in January 2001.

                                    POULTRY

                                                               ESTIMATED
                                                              ANNUAL LIVE
                                                                 WEIGHT
                                                              (IN MILLIONS   MARKET
                                                               OF POUNDS)    SHARE
                                                              ------------   ------
Tyson Foods, Inc. ..........................................     9,999.6      19.9%
PILGRIM'S PRIDE CORPORATION(A)..............................     4,328.6       8.6
ConAgra Foods, Inc. ........................................     4,140.4       8.3
Gold Kist, Inc. ............................................     4,024.8       8.0
Perdue Farms, Inc. .........................................     3,232.8       6.5
Wayne Farms, LLC............................................     1,717.0       3.4
Sanderson Farms, Inc. ......................................     1,405.0       2.8
Foster Farms................................................     1,336.4       2.7
Hormel Foods Corporation(b).................................     1,248.0       2.5
Cagle's, Inc. ..............................................     1,201.2       2.4
                                                                --------     -----
          Ten Largest Producers.............................    32,633.8      65.1
All Others..................................................    17,522.0      34.9
                                                                --------     -----
          Total.............................................    50,155.8     100.0%
                                                                ========     =====

---------------
(a) The data set forth above for Pilgrim's Pride is on a pro forma basis after giving effect to the acquisition of WLR Foods in January 2001.

(b) The data set forth above for Hormel is on a pro forma basis after giving effect to its acquisition of The Turkey Store Company in February 2001.

                                    CHICKEN

                                                               ESTIMATED
                                                              ANNUAL LIVE
                                                                 WEIGHT
                                                              (IN MILLIONS   MARKET
                                                               OF POUNDS)    SHARE
                                                              ------------   ------
Tyson Foods, Inc. ..........................................     9,999.6      23.0%
Gold Kist, Inc. ............................................     4,024.8       9.3
PILGRIM'S PRIDE CORPORATION(A)..............................     3,785.6       8.7
ConAgra Foods, Inc. ........................................     3,560.4       8.2
Perdue Farms, Inc. .........................................     3,232.8       7.4
Wayne Farms, LLC............................................     1,717.0       4.0
Sanderson Farms, Inc. ......................................     1,405.0       3.2
Cagle's, Inc. ..............................................     1,201.2       2.8
Mountaire Farms, Inc. ......................................     1,196.0       2.8
Foster Farms................................................     1,101.4       2.5
                                                                --------     -----
          Ten Largest Producers.............................    31,223.8      71.9
All Others..................................................    12,204.0      28.1
                                                                --------     -----
          Total.............................................    43,427.8     100.0%
                                                                ========     =====

---------------
(a) The data set forth above for Pilgrim's Pride is on a pro forma basis after giving effect to the acquisition of WLR Foods in January 2001.

                                     TURKEY

                                                               ESTIMATED
                                                              ANNUAL LIVE
                                                                 WEIGHT
                                                              (IN MILLIONS   MARKET
                                                               OF POUNDS)    SHARE
                                                              ------------   ------
Hormel Foods Corporation(a).................................    1,248.0       18.6%
Cargill, Incorporated.......................................      775.0       11.5
ConAgra Foods, Inc. ........................................      580.0        8.6
PILGRIM'S PRIDE CORPORATION(B)..............................      543.0        8.1
Carolina Turkeys............................................      507.0        7.5
Rocco Enterprises, Inc. ....................................      427.0        6.3
Kraft Foods, Inc. ..........................................      290.0        4.3
Bill Mar Foods..............................................      255.0        3.8
House of Raeford Farms, Inc. ...............................      250.0        3.7
Foster Farms................................................      235.0        3.5
                                                                -------      -----
          Ten Largest Producers.............................    5,110.0       75.9
All Others..................................................    1,618.0       24.1
                                                                -------      -----
          Total.............................................    6,728.0      100.0%
                                                                =======      =====

---------------
(a) The data set forth above for Hormel is on a pro forma basis after giving effect to its acquisition of The Turkey Store Company in February 2001.

(b) The data set forth above for Pilgrim's Pride is on a pro forma basis after giving effect to the acquisition of WLR Foods in January 2001.

  Chicken and Turkey Consumption

     From 1980 to 2000, annual per capita consumption of chicken and turkey in the U.S. increased 62.5% and 72.8%, respectively, while annual per capita consumption of beef and pork declined 9.3% and 8.6%, respectively. The following chart illustrates, for the periods indicated, per capita consumption of chicken and turkey in the United States relative to beef and pork.

                                    [GRAPH]

YEAR                   CHICKEN   TURKEY   PORK   BEEF
----                   -------   ------   ----   ----
1980                    48.0      10.3    57.3   76.6
1981                    49.4      10.6    54.7   77.3
1982                    49.6      10.6    49.1   77.0
1983                    49.8      11.0    51.8   78.7
1984                    51.6      11.0    51.5   78.4
1985                    53.1      11.6    51.9   79.2
1986                    54.3      12.9    49.0   78.8
1987                    57.4      14.7    49.1   73.9
1988                    57.5      15.7    52.4   72.8
1989                    59.3      16.6    52.0   69.0
1990                    61.5      17.6    49.7   67.8
1991                    64.0      17.9    50.3   66.8
1992                    67.8      17.9    53.1   66.5
1993                    70.3      17.7    52.3   65.1
1994                    71.1      17.8    53.0   67.0
1995                    70.4      17.9    52.4   67.5
1996                    71.3      18.5    49.1   68.2
1997                    72.4      17.6    48.7   66.9
1998                    73.0      18.1    52.6   68.1
1999                    77.5      18.0    53.9   69.1
2000                    78.0      17.8    52.4   69.5
2001 (est.)             78.4      18.1    52.8   66.8
2002 (est.)             81.5      18.4    53.0   64.0
2003 (est.)             86.0      18.8    54.3   64.7
2004 (est.)             87.7      19.0    53.3   64.0
2005 (est.)             89.4      19.0    52.9   63.6

       Source: USDA.

     Consumer awareness of the health and nutritional characteristics of chicken and turkey is a major factor influencing this growth in consumption. Such health and nutritional characteristics include lower levels of fat, cholesterol and calories per pound relative to beef and pork.

     Growth in chicken and turkey consumption has also been enhanced by new products and packaging which increase convenience and product versatility. These products include breast fillets, tenderloins and strips, formed nuggets and patties and bone-in parts, which are sold fresh, frozen and in various stages of preparation, including blanched, breaded and fully-cooked. Most of these products are targeted towards the foodservice market, which is comprised of chain restaurants, food processors, foodservice distributors and certain other institutions. According to the National Chicken Council, an industry trade association, U.S. production of further processed chicken products has increased from 4.8 billion ready-to-cook pounds in 1990 to an estimated 13.6 billion ready-to-cook pounds in 2000. This growth establishes this product group as the fastest growing product group in the U.S. chicken industry. In addition, the National Chicken Council reported that the market share of this product group increased from 26.0% of U.S. chicken production in 1990 to an estimated 45.0% of such production in 2000.

     A third factor influencing the growth of chicken and turkey consumption is the significant price advantage of chicken and turkey compared with other meats. The price advantage has increased over time. For example, the retail price advantage of chicken and turkey relative to choice grade beef in the United States has increased from $1.63 to $1.99 and $1.45 to $2.04, respectively, per pound during the period from 1980 to 2000. The following chart illustrates, for the periods indicated, the average retail price of chicken and turkey in the U.S. compared to choice grade pork and beef.

                                    [GRAPH]

YEAR                   CHICKEN   TURKEY   PORK    BEEF
----                   -------   ------   -----   -----
1980                     70.9     88.8    147.5   233.6
1981                     73.2     97.7    161.2   234.7
1982                     71.4     92.6    185.6   238.4
1983                     72.5     91.7    179.7   234.1
1984                     81.0     98.7    171.4   235.5
1985                     76.3    105.2    171.4   228.6
1986                     83.5    106.6    188.8   226.8
1987                     78.5    101.2    199.4   238.4
1988                     85.4     95.7    194.0   250.3
1989                     92.7     99.4    193.5   265.7
1990                     89.9     99.3    224.9   281.0
1991                     88.0     99.8    224.2   288.3
1992                     86.9     97.0    209.5   284.6
1993                     89.0    100.1    209.1   293.4
1994                     90.1    100.0    209.5   282.9
1995                     91.7    102.4    206.1   284.4
1996                     97.3    104.3    233.7   280.2
1997                    100.2    105.1    245.0   279.5
1998                    104.4     99.6    242.7   277.1
1999                    105.6     99.3    241.5   287.8
2000                    107.1    102.7    258.2   306.4
2001 (est.)             110.0    102.0    258.0   310.0
2002 (est.)             109.0     98.3    244.0   312.0
2003 (est.)             111.0     97.9    253.0   321.0
2004 (est.)             113.0     97.3    260.0   329.0
2005 (est.)             114.0     96.2    263.0   334.0

       Source: USDA. The average retail prices set forth above are based on boneless chicken, whole bird turkey and choice grade pork and beef.

     Since chickens and turkeys require approximately two and two and one-quarter pounds, respectively, of dry feed to produce one pound of live weight, compared to cattle and hogs, which require approximately six and four pounds, respectively, the poultry industry enjoys a cost advantage that yields a price advantage relative to other competing meats. To help sustain this price advantage, the poultry industry has implemented improved genetic, nutritional and processing technologies in an effort to minimize production costs.

  Industry Profitability

     Profitability in the chicken and turkey industries is materially affected by the commodity prices of feed ingredients, chicken and turkey, which are determined by supply and demand factors. As a result, the chicken and turkey industries are subject to cyclical earnings fluctuations.

     For example, industry profitability is heavily influenced by feed ingredient costs, and feed ingredient costs are dependent on a number of factors unrelated to the chicken and turkey industries. According to an industry source, feed ingredient costs have averaged approximately 30-50% of total production costs of fresh chicken products and 33-43% of total production costs of fresh turkey products and have fluctuated substantially with the price of corn and soybean meal. Assuming finished product prices and other factors remain constant, very small movements in feed ingredient costs may result in large changes in industry profits from fresh chicken and turkey products. By comparison, according to the same industry source, feed costs typically average approximately 16-25% of total production costs of further processed and prepared chicken products. In addition, we believe that feed costs typically average approximately 25-35% of total production costs of further processed and prepared turkey products. As a result, increased emphasis on sales of further processed and prepared chicken and turkey products by chicken and turkey producers reduces the sensitivity of earnings to feed ingredient cost movements.

  Exports

     Due to U.S. consumers' general preference for poultry white meat, the U.S. poultry industry has traditionally targeted international markets to generate sales for poultry dark meat. According to the USDA, broiler exports increased from 1.2 billion pounds per year to 5.5 billion pounds per year, or 376%, from 1990 to 2000. The USDA estimates that broiler exports will grow to 11.8 billion pounds in 2010, a compounded annual growth rate of 7.9%. The United States is the world's largest exporter of turkey. The largest importer of turkey products is Mexico, accounting for more than 50% of the United States turkey exports. According to industry sources, total turkey exports are expected to grow to 480 million pounds in 2001 (an increase of approximately 5%) and represent approximately 9% of total U.S. production of turkeys.

MEXICO

  General

     As compared to the United States, the Mexican chicken industry is more fragmented with significantly more chicken producers, many of which are not vertically integrated. We believe that the Mexican chicken industry is in the process of consolidating, which is expected to result in a relatively smaller number of larger, more vertically integrated producers. In general, the effects of vertical integration in the Mexican chicken industry should be similar to those experienced in the past by the U.S. chicken industry. These effects include increased price competition and reduced costs of production on a per unit basis. The Mexican chicken industry has undergone consolidation in recent years, with the largest producers gaining market share through internal growth and acquisitions. The estimated market share of the eight largest Mexican producers, as reported by Seccion Nacional de Productores de Pollo Mixto de Engorda de la Union Nacional de Avicultores ("SENAPOME") (an industry association in Mexico), has grown from 51.3% to 69.9% from 1992 to 2000. The following table sets forth the estimated number of chickens placed by, and the market share of, the eight largest Mexican producers of chicken.

                                                                ESTIMATED
                                                                NUMBER OF
                                                                 CHICKENS       ESTIMATED
                                                              PLACED IN 2000   MARKET SHARE
                                                              (IN MILLIONS)      IN 2000
                                                              --------------   ------------
Bachoco S.A.................................................       408.9           35.0%
PILGRIM'S PRIDE, S.A........................................       167.7           14.4
Provemex Industrias (Tyson)(a)..............................       114.9            9.8
Productos Agricolas Tehuacan S.A. (Patsa)...................        38.0            3.3
Procesadora de Pollos Gigantes S.A..........................        34.4            2.9
Grupo Pecuario San Antonio..................................        32.5            2.8
Avicola San Andres..........................................        18.6            1.6
Cerro Brujo, S.P.R. de R.L. ................................        18.2            1.6
                                                                 -------          -----
          Eight Largest Producers...........................       833.2           71.4
All Others..................................................       334.0           28.6
                                                                 -------          -----
          Total.............................................     1,167.2          100.0%
                                                                 =======          =====

---------------

(a) Provemex Industrias (Tyson) signed an agreement to acquire Nochistongo in June 2001. Nochistongo's production is included in the 2000 numbers for Provemex Industrias (Tyson) presented above.

  Chicken Consumption

     Total production of chicken in Mexico increased from approximately 1.5 billion pounds in 1980 to approximately 4.3 billion pounds in 2000, a compounded annual growth rate of 5.5%. According to an industry source, between 1980 and 2000, annual per capita consumption of chicken in Mexico increased 107.2% to
43.8 pounds per person, as compared to 78.0 pounds per person in the U.S. We believe per capita chicken consumption increased in Mexico due to increased disposable income and the price advantage of chicken relative to other meats and will continue to grow in the future as a result of these factors. According to industry data, chicken consumption in Mexico is anticipated to grow from 43.8 pounds in 2000 to 46.7 pounds in 2005, a compounded annual growth rate of 1.3%, as a result of the country's improving economy and favorable demographic trends.

  Industry Profitability

     As in the U.S. chicken industry, profitability in the Mexican chicken industry is heavily influenced by the price of chicken and the cost of feed ingredients, each of which are determined largely by supply and demand factors. Our experience has been that the industry's profitability is cyclical, with each cycle generally having a shorter duration and exhibiting greater price fluctuations than the cycles typically experienced by the U.S. chicken industry. Our experience in Mexico also indicates that, in contrast to the U.S. chicken industry, the Mexican chicken industry's peak chicken prices occur during the winter holiday season.

     The North American Free Trade Agreement, which went into effect on January 1, 1994, requires annual reductions in tariffs for chicken and chicken products in order to eliminate such tariffs by January 1, 2003. As such tariffs are reduced, we expect greater amounts of chicken to be imported into Mexico from the U.S., which could negatively affect the profitability of Mexican chicken producers and positively affect the profitability of U.S. exporters of chicken to Mexico.

                                    BUSINESS

GENERAL

     We are the second largest producer of poultry in both the United States and Mexico and have one of the best known brand names in the poultry industry. In the United States, we produce both prepared and fresh chicken and turkey, while in Mexico, we produce exclusively fresh chicken. Through vertical integration, we control the breeding, hatching and growing of chickens and turkeys and the processing, preparation, packaging and sale of our product lines, which we believe has made us one of the highest quality, lowest-cost producers of poultry in North America. We have consistently applied a long-term business strategy of focusing our growth efforts on the higher-value, higher-margin prepared foods products and have become a recognized industry leader in this market segment. Accordingly, our sales efforts have traditionally been targeted to the foodservice industry, principally chain restaurants and food processors. Some of our largest customers include Wendy's(TM), Stouffers(TM), Arby's(TM), KFC(TM) and Wal-Mart(TM). We have continually made investments to ensure that our prepared foods capabilities remain state-of-the-art and have complemented these investments with a substantial and successful research and development effort. On a pro forma basis, we sold 2.8 billion pounds of dressed chicken and 436.6 million pounds of dressed turkey and generated net sales of $2.4 billion and EBITDA of $153.1 million in the LTM Period. For the LTM Period, our U.S. operations accounted for 86.7% of our pro forma net sales, with the remaining 13.3% arising from our Mexico operations.

     On January 27, 2001, we acquired WLR Foods, Inc. (formerly Nasdaq: WLRF) for $239.5 million and the assumption of $45.5 million of indebtedness. WLR Foods was the seventh largest poultry company in the United States with $836.8 million of revenue in calendar year 2000. The acquisition was accounted for as a purchase. The WLR Foods acquisition provided us with (1) chicken processing facilities in the eastern United States, where we previously had no facilities, which can deliver poultry products within one day to markets accounting for approximately 40% of the U.S. population; (2) significant opportunities to realize synergies between WLR Foods and our pre-existing chicken operations; and
(3) diversification of our revenue stream into the $8 billion turkey industry, where we can capitalize on our prepared foods processing expertise. To date, we are actively integrating the WLR Foods operations and have realized significant annualized cost savings and believe opportunities for significant additional cost savings exist as our integration efforts continue. Currently, WLR Foods' chicken sales mix consists mostly of lower margin fresh chicken products. However, we intend to convert WLR Foods' chicken sales into higher margin, fresh and prepared chicken products. By consistent and continued application of our long-term business strategy to both our recently acquired and our existing fresh chicken mix, we believe that our overall product mix will return to the levels existing prior to the WLR Foods acquisition within three years.

     Our objectives are (1) to increase sales, profit margins and earnings and
(2) outpace the growth of, and maintain our leadership position in, the poultry industry. To achieve these goals, we plan to continue to pursue the following strategies and apply these strategies to the recently acquired WLR Foods operations:

     - CAPITALIZE ON ATTRACTIVE U.S. PREPARED FOODS MARKET. We focus our U.S. growth initiatives on sales of prepared foods to the foodservice market because it continues to be one of the fastest growing and most profitable segments in the poultry industry. Products sold to this market segment require further processing, which enables us to charge a premium for our products, reduces the impact of feed ingredient costs on our profitability and improves and stabilizes our profit margins. Feed ingredient costs typically decrease from approximately 30-50% of total production cost for fresh chicken products to approximately 16-25% for prepared chicken products. Our sales of prepared chicken products to the foodservice market grew from $305.3 million in fiscal 1996 to $593.6 million in fiscal 2000, a compounded annual growth rate of 18.1%. In addition, these sales increased as a percentage of our total U.S. chicken revenues from 39.3% to 56.5% during the same five-year period. As a result of the acquisition of WLR Foods, whose operations were focused primarily on fresh chicken products, this percentage has decreased to 40.3% on a pro forma basis for the LTM Period. Over the last 21 months, we have invested approximately $72 million to expand our prepared foods operations, which increased our prepared foods production capacity by approximately 50%. We believe that we will realize the benefits from this additional production capacity over the next 18 to 24 months and that these investments will be the primary investments necessary to enable us to return the percentage of our overall product mix derived from prepared foods products to the levels existing before the acquisition of WLR Foods.

     - EMPHASIZE CUSTOMER-DRIVEN RESEARCH AND TECHNOLOGY. We have a long-standing reputation for customer-driven research and development in designing new products and implementing advanced processing technology. This enables us to better meet our customers' changing needs for product innovation, consistent quality and cost efficiency. In particular, customer-driven research and development is integral to our growth strategy for the prepared foods market in which customers continue to place greater importance on value-added services. Our research and development personnel often work directly with institutional customers in developing products for these customers, which we believe helps promote long-term relationships. Approximately $255.7 million, or 27.5%, of our chicken sales to foodservice customers in the LTM Period consisted of products that we did not sell in fiscal 1996.

     - ENHANCE U.S. FRESH CHICKEN PROFITABILITY THROUGH VALUE-ADDED, BRANDED PRODUCTS. Our U.S. fresh chicken sales accounted for $508.8 million, or 38.9%, of our U.S. chicken sales for the LTM Period ($698.7 million, or 44.9%, on a pro forma basis). In addition to maintaining the sales of mature, traditional fresh chicken products, our strategy is to shift the mix of our U.S. fresh chicken products by continuing to increase sales of higher margin, faster growing products, such as marinated chicken and chicken parts. Most of our fresh chicken products are sold under the Pilgrim's Pride(R) brand name, which is one of the best known brands in the chicken industry.

     - IMPROVE OPERATING EFFICIENCIES AND INCREASE CAPACITY ON A COST-EFFECTIVE BASIS. As production and sales grow, we continue to focus on improving operating efficiencies by investing in state-of-the-art technology, processes and training and our total quality management program. Specific initiatives include:

       - standardizing lowest-cost production processes across our various facilities;

       - centralizing purchasing and other shared services; and

       - upgrading technology where appropriate.

       In addition, we have a proven history of increasing capacity while improving operating efficiencies at acquired properties both in the U.S. and Mexico. As a result, according to industry data, since 1993 we have consistently been one of the lowest cost producers of chicken in the U.S., and we also believe we are one of the lowest cost producers of chicken in Mexico. With respect to our WLR Foods acquisition, we have already begun realizing significant operating efficiencies by reducing administrative expenses and focusing on live production and plant operations, sales, marketing, freight and procurement. To date, we have realized significant annualized cost savings with WLR Foods and believe additional opportunities for significant cost savings exist.

     - CONTINUE TO PENETRATE THE GROWING MEXICAN MARKET. We seek to leverage our leading market position and reputation for freshness and quality in Mexico by focusing on the following four objectives:

       - to be one of the most cost-efficient producers and processors of chicken in Mexico by applying technology and expertise utilized in the U.S.;

       - to continually increase our distribution of higher margin, more value-added products to national retail stores and restaurants;

       - to continue to build and emphasize brand awareness and capitalize on Mexican consumers' preference for branded products and their insistence on freshness and quality; and

       - to ensure that, as Mexican tariffs on imported chicken are eliminated by 2003, a significant portion of the chicken imported from the U.S. will be distributed through our existing and planned distribution facilities. The location of our U.S. operations in the Southwest gives us a strategic advantage to capitalize on exports of U.S. chicken to Mexico.

     - LEVERAGE OUR RECENTLY ACQUIRED TURKEY OPERATIONS. We seek to take advantage of our leading market position and reputation as a high quality, high service provider of chicken products to purchasers of turkey products by focusing on the following four objectives:

       - to cross-sell prepared turkey products to existing chicken customers;

       - to develop new and innovative prepared turkey products by capitalizing on our research and development expertise;

       - to improve operating efficiencies in our turkey operations by applying proven management methodologies and techniques employed historically in our chicken operations; and

       - to capitalize on the unique opportunity to establish, develop and market turkey products under the Pilgrim's Pride(R) brand name.

     - CAPITALIZE ON EXPORT OPPORTUNITIES. We intend to continue to focus on international opportunities to complement our U.S. poultry operations and capitalize on attractive export markets. According to the USDA, the export of U.S. poultry products has grown 25.5% and 4.6% for chicken and turkey, respectively, from 1996 through 2000. We believe that U.S. poultry exports will continue to grow as worldwide demand increases for high-grade, low-cost protein sources. According to USDA data, the export market is expected to grow at 57.7% and 8.1% for chicken and turkey, respectively, from 2000 to 2005. Historically, we have targeted international markets to generate additional demand for our chicken and turkey dark meat, which is a natural by-product of our U.S. operations given our concentration on prepared foods products and the U.S. customers' general preference for white meat. As part of this initiative, we have created a significant international distribution network into several markets, including Mexico, which we now utilize not only for dark meat distribution, but also for various higher margin prepared foods and other poultry products. Historically, WLR Foods has utilized a direct international sales force compared to our primary use of export brokers. Our key international markets include Canada, Mexico, Eastern Europe and the Far East. We believe that we have substantial opportunities to expand our sales to these markets by capitalizing on WLR Foods' direct international distribution channels supplemented by our existing export broker relationships. Exports accounted for approximately 5.6% of our pro forma net sales for the LTM Period.

     Our chicken products consist primarily of:

          (1) Prepared chicken products, which are products such as portion-controlled breast fillets, tenderloins and strips, delicatessen products, frankfurters, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated.

          (2) Fresh chicken, which is refrigerated (non-frozen) whole or cut-up chicken sold to the foodservice industry either pre-marinated or non-marinated. Fresh chicken also includes prepackaged chicken, which includes various combinations of freshly refrigerated, whole chickens and chicken parts in trays, bags or other consumer packs labeled and priced ready for the retail grocer's fresh meat counter.

          (3) Export and other products, which are primarily parts and whole chicken, either refrigerated or frozen for U.S. export or domestic use.

          (4) Our Mexico products consist primarily of value-added products such as eviscerated chicken and chicken parts and basic products such as New York dressed (whole chicken with only feathers and blood removed) and live birds.

     Our turkey products consist primarily of:

          (1) Prepared turkey products, which are products such as turkey sausages, ground turkey, turkey hams and roasts, ground turkey breast products, frankfurters, salads and flavored turkey burgers. We also have an array of cooked, further processed deli products.

          (2) Fresh turkey, which includes fresh traypack products, turkey burgers, frankfurters and fresh and frozen whole birds, as well as semi-boneless whole turkey, which has all bones except the drumsticks removed.

          (3) Export and other products, which are parts and whole turkey products, either refrigerated or frozen, and frankfurters for U.S. export or domestic use.

     Our chicken and turkey products are sold primarily to:

          (1) Foodservice customers, which are customers such as chain restaurants, food processors, foodservice distributors and certain other institutions. We sell to our foodservice customers products ranging from portion-controlled refrigerated poultry parts to fully-cooked and frozen, breaded or non-breaded poultry parts or formed products.

          (2) Retail customers, which are customers such as grocery store chains, wholesale clubs and other retail distributors. We sell to our retail customers branded, pre-packaged cut-up and whole poultry, and fresh refrigerated or frozen whole poultry and poultry parts in trays, bags or other consumer packs.

     The following table sets forth, for the periods since fiscal 1996, net sales attributable to each of our primary product lines and markets served with those products. Consistent with our long-term strategy, we have emphasized our U.S. growth initiatives on sales of prepared foods products, primarily to the foodservice market, because this product and market segment has experienced, and we believe will continue to experience, greater growth than fresh chicken products. We based the table on our internal sales reports and their classification of product types and customers.

                                                   FISCAL YEAR ENDED                             NINE MONTHS ENDED
                             --------------------------------------------------------------   -----------------------
                             SEPT. 28,    SEPT. 27,    SEPT. 26,     OCT. 2,     SEPT. 30,     JULY 1,      JUNE 30,
                                1996         1997         1998       1999(a)        2000         2000       2001(b)
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                  (IN THOUSANDS)
U.S. CHICKEN SALES:
Prepared Foods:
 Foodservice...............  $  305,250   $  348,961   $  420,396   $  528,566   $  593,586   $  446,941   $  471,857
 Retail....................      43,442       42,289       46,400       28,275       48,059       31,284       76,946
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Total Prepared
         Foods.............     348,692      391,250      466,796      556,841      641,645      478,225      548,803
Fresh Chicken(d):
 Foodservice...............     225,252      259,349      220,804      205,997      202,297      156,073      266,088
 Retail....................     141,876      153,554      162,283      163,387      148,977      111,304      158,769
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Total Fresh
         Chicken...........     367,128      412,903      383,087      369,384      351,274      267,377      424,857
Export and Other(d)........      60,739       56,784       64,469       37,271       57,468       41,236       71,489
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Total U.S. Chicken..     776,559      860,937      914,352      963,496    1,050,387      786,838    1,045,149
MEXICO CHICKEN SALES:......     228,129      274,997      278,087      254,500      307,362      228,241      244,076
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Total Chicken
         Sales.............   1,004,688    1,135,934    1,192,439    1,217,966    1,357,749    1,015,079    1,289,225
U.S. TURKEY SALES:
Prepared Foods:
 Foodservice...............          --           --           --           --           --           --       59,862
 Retail....................          --           --           --           --           --           --       30,172
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Total Prepared
         Foods.............          --           --           --           --           --           --       90,034
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
Fresh Turkey:
 Foodservice...............          --           --           --           --           --           --       11,703
 Retail....................          --           --           --           --           --           --       41,659
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Total Fresh Turkey..          --           --           --           --           --           --       53,362
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
Export and Other...........          --           --           --           --           --           --        6,824
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Total U.S. Turkey
         Sales.............          --           --           --           --           --           --      150,220
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
SALES OF OTHER U.S.
 PRODUCTS:.................     134,622      141,715      139,106      139,407      141,690      104,985      134,016
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Total Net Sales.....  $1,139,310   $1,277,649   $1,331,545   $1,357,403   $1,499,439   $1,120,064   $1,573,461
                             ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                          PRO FORMA
                                LTM          LTM
                               PERIOD       PERIOD
                               ENDED        ENDED
                              JUNE 30,     JUNE 30,
                              2001(b)      2001(c)
                             ----------   ----------
                                 (IN THOUSANDS)
U.S. CHICKEN SALES:
Prepared Foods:
 Foodservice...............  $  618,502   $  626,412
 Retail....................      93,721      103,699
                             ----------   ----------
       Total Prepared
         Foods.............     712,223      730,111
Fresh Chicken(d):
 Foodservice...............     312,312      452,492
 Retail....................     196,442      246,201
                             ----------   ----------
       Total Fresh
         Chicken...........     508,754      698,693
Export and Other(d)........      87,721      125,686
                             ----------   ----------
       Total U.S. Chicken..   1,308,698    1,554,490
MEXICO CHICKEN SALES:......     323,197      323,197
                             ----------   ----------
       Total Chicken
         Sales.............   1,631,895    1,877,687
U.S. TURKEY SALES:
Prepared Foods:
 Foodservice...............      59,862      141,478
 Retail....................      30,172       62,613
                             ----------   ----------
       Total Prepared
         Foods.............      90,034      204,091
                             ----------   ----------
Fresh Turkey:
 Foodservice...............      11,703       25,644
 Retail....................      41,659      116,069
                             ----------   ----------
       Total Fresh Turkey..      53,362      141,713
                             ----------   ----------
Export and Other...........       6,824       18,723
                             ----------   ----------
       Total U.S. Turkey
         Sales.............     150,220      364,527
                             ----------   ----------
SALES OF OTHER U.S.
 PRODUCTS:.................     170,721      179,106
                             ----------   ----------
       Total Net Sales.....  $1,952,836   $2,421,320
                             ==========   ==========

---------------

(a)  Fiscal 1999 includes 53 weeks.

(b) The acquisition of WLR Foods on January 27, 2001 has been accounted for as a purchase, and the results of operations for this acquisition have been included in our consolidated results of operations since the acquisition date.

(c) Our pro forma data for the LTM Period gives pro forma effect to our acquisition of WLR Foods.

(d) In 2001 the Company identified certain products, primarily leg quarter cuts sold to fast food restaurants, which were included in Export and Other but were more properly classified as Fresh Chicken. As a result, the following amounts have been reclassified from Export and Other to Fresh Chicken:
     1996 -- $79,875, 1997 -- $85,246, 1998 -- $75,507, 1999 -- $81,056, and
     2000 -- $98,726.

     The following table sets forth, since fiscal 1996, the percentage of net U.S. chicken and turkey sales attributable to each of our primary product lines and markets serviced with those products. We based the table and related discussion on our internal sales reports and their classification of product types and customers.

                                                                                                                      PRO FORMA
                                                                                         NINE MONTHS         LTM         LTM
                                               FISCAL YEAR ENDED                            ENDED           PERIOD     PERIOD
                            -------------------------------------------------------   ------------------    ENDED       ENDED
                            SEPT. 28,   SEPT. 27,   SEPT. 26,   OCT. 2,   SEPT. 30,   JULY 1,   JUNE 30,   JUNE 30,   JUNE 30,
                              1996        1997        1998       1999       2000       2000     2001(A)    2001(A)     2001(B)
                            ---------   ---------   ---------   -------   ---------   -------   --------   --------   ---------
U.S. CHICKEN SALES:
Prepared Foods:
  Foodservice.............     39.3%       40.5%       46.0%      54.9%      56.5%      56.8%     45.1%      47.2%       40.3%
  Retail..................      5.6         4.9         5.1        2.9        4.6        4.0       7.4        7.2         6.7
                              -----       -----       -----      -----      -----      -----     -----      -----       -----
         Total Prepared
           Foods..........     44.9        45.4        51.1       57.8       61.1       60.8      52.5       54.4        47.0
                              -----       -----       -----      -----      -----      -----     -----      -----       -----
Fresh Chicken:
  Foodservice.............     29.0        30.2        24.2       21.3       19.2       19.8      25.5       23.9        29.1
  Retail..................     18.3        17.8        17.7       17.0       14.2       14.2      15.2       15.0        15.8
                              -----       -----       -----      -----      -----      -----     -----      -----       -----
         Total Fresh
           Chicken........     47.3        48.0        41.9       38.3       33.4       34.0      40.7       38.9        44.9
                              -----       -----       -----      -----      -----      -----     -----      -----       -----
Export and Other..........      7.8         6.6         7.0        3.9        5.5        5.2       6.8        6.7         8.1
                              -----       -----       -----      -----      -----      -----     -----      -----       -----
         Total U.S.
           Chicken Sales
           Mix............    100.0%      100.0%      100.0%     100.0%     100.0%     100.0%    100.0%     100.0%      100.0%
                              =====       =====       =====      =====      =====      =====     =====      =====       =====
U.S. TURKEY SALES:
Prepared Foods:
  Foodservice.............       --          --          --         --         --         --      39.8       39.8        38.8
  Retail..................       --          --          --         --         --         --      20.1       20.1        17.2
                              -----       -----       -----      -----      -----      -----     -----      -----       -----
         Total Prepared
           Foods..........       --          --          --         --         --         --      59.9       59.9        56.0
                              -----       -----       -----      -----      -----      -----     -----      -----       -----
Fresh Turkey:
  Foodservice.............       --          --          --         --         --         --       7.8        7.8         7.0
  Retail..................       --          --          --         --         --         --      27.7       27.7        31.9
                              -----       -----       -----      -----      -----      -----     -----      -----       -----
         Total Fresh
           Turkey.........       --          --          --         --         --         --      35.5       35.5        38.9
                              -----       -----       -----      -----      -----      -----     -----      -----       -----
Export and Other..........       --          --          --         --         --         --       4.6        4.6         5.1
                              -----       -----       -----      -----      -----      -----     -----      -----       -----
         Total U.S. Turkey
           Sales Mix......       --          --          --         --         --         --     100.0%     100.0%      100.0%
                              =====       =====       =====      =====      =====      =====     =====      =====       =====

---------------

(a) The acquisition of WLR Foods on January 27, 2001 has been accounted for as a purchase, and the results of operations for this acquisition have been included in our consolidated results of operations since the acquisition date.

(b) Our pro forma data for the LTM Period gives effect to our acquisition of WLR Foods.

                                 UNITED STATES

PRODUCT TYPES

  Chicken Products

     PREPARED FOODS OVERVIEW. During the LTM Period, $712.2 million of our net U.S. chicken sales ($730.1 million on a pro forma basis) were in prepared foods products to foodservice customers and retail distributors, as compared to $348.7 million in fiscal 1996. These numbers reflect the strategic focus for our growth. The market for prepared chicken products has experienced, and we believe will continue to experience, greater growth, higher average sales prices and higher margins than fresh chicken products. Also, the production and sale in the U.S. of prepared foods products reduce the impact of the costs of feed ingredients on our profitability. Feed ingredient costs are the single largest component of our chicken cost of goods sold, representing approximately 26.6% of our U.S. cost of goods sold for the year ended September 30, 2000. The production of feed ingredients is positively or negatively affected primarily by weather patterns throughout the world, the global level of supply inventories and demand for feed ingredients, and the agricultural policies of the United States and foreign governments. As further processing is performed, feed ingredient costs become a decreasing percentage of a product's total production cost, thereby reducing their impact on our profitability. Products sold in this form enable us to charge a premium, reduce the impact of feed ingredient costs on our profitability and improve and stabilize our profit margins.

     We establish prices for our prepared chicken products based primarily upon perceived value to the customer, production costs and prices of competing products. The majority of these products are sold pursuant to agreements with varying terms that either set a fixed price for the products or set a price according to formulas based on an underlying commodity market, subject in many cases to minimum and maximum prices.

     FRESH CHICKEN OVERVIEW. Our fresh chicken business is an important component of our sales and accounted for $508.8 million, or 38.9%, of our total U.S. chicken sales for the LTM Period ($698.7 million, or 44.9%, on a pro forma basis). In addition to maintaining sales of mature, traditional fresh chicken products, our strategy is to shift the mix of our U.S. fresh chicken products by continuing to increase sales of higher margin, faster growing products, such as marinated chicken and chicken parts.

     Most fresh chicken products are sold to established customers based upon certain weekly or monthly market prices reported by the USDA and other public price reporting services, plus a markup, which is dependent upon the customer's location, volume, product specifications and other factors. We believe our practices with respect to sales of fresh chicken are generally consistent with those of our competitors. Prices of these products are negotiated daily or weekly and are generally related to market prices quoted by the USDA or other public reporting services.

     EXPORT AND OTHER CHICKEN PRODUCTS OVERVIEW. Our export and other products consist of whole chickens and chicken parts sold primarily in bulk, non-branded form either refrigerated to distributors in the U.S. or frozen for distribution to export markets. In the LTM Period, approximately $87.7 million of our sales ($125.7 million on a pro forma basis) were attributable to U.S. chicken export and other. These exports and other products have historically been characterized by lower prices and greater price volatility than our more value-added product lines.

  Turkey Products

     PREPARED FOODS OVERVIEW. During the LTM Period, $204.1 million, or 56.0%, of our total pro forma turkey sales were prepared turkey products sold to foodservice customers and retail distributors. Like the U.S. chicken markets, the market for prepared turkey products has experienced greater growth and higher margins than fresh turkey products and the production and sale of prepared turkey products reduce the impact of the costs of feed ingredients on our profitability. Feed ingredient costs are the single largest component of our turkey division cost of goods sold, representing approximately 28% of our pro forma turkey cost of goods sold in the LTM Period. Similarly with the chicken business, as further processing is performed, feed ingredient costs become a decreasing percentage of a product's total production cost, thereby reducing their impact on our profitability.

     We establish prices for our prepared turkey products based primarily upon perceived value to the customer, production costs and prices of competing products. The majority of these products are sold pursuant to agreements with varying terms that either set a fixed price or are subject to a market driven formula.

     FRESH TURKEY OVERVIEW. Our fresh turkey business is an important component of our sales and accounted for $141.7 million, or 38.9%, of our total pro forma turkey sales in the LTM Period. As is typical for the industry, a significant portion of the sales of fresh and frozen whole turkeys is seasonal in nature, with the height of sales occurring during the Thanksgiving and Christmas holidays. In addition to maintaining sales of mature, traditional fresh turkey products, our strategy is to shift the mix of our fresh turkey products by continuing to increase sales of higher margin, faster growing value-added turkey products, such as deli meats, ground turkey, turkey burgers and sausage, roasted turkey, frankfurters and salads and a new line of flavored turkey burgers.

     Most fresh turkey products are sold to established customers pursuant to agreements with varying terms that either set a fixed price or are subject to a market driven formula with some agreements based upon market prices reported by the USDA and other public price reporting services, plus a markup, which is dependent upon the customer's location, volume, product specifications and other factors. We believe our practices with respect to sales of fresh turkey are generally consistent with those of our competitors with similar programs. Prices of these products are generally negotiated daily or weekly.

     EXPORT AND OTHER TURKEY PRODUCTS OVERVIEW. Our export and other products consist primarily of turkey parts sold primarily in bulk, non-branded form frozen for distribution to export markets and refrigerated and frozen frankfurters sold in a branded form. In the LTM Period, approximately $18.7 million, or 5.1%, of our total pro forma turkey sales were attributable to export and other sales. These exports and other products have historically been characterized by lower prices and greater price volatility than our more value-added product lines.

MARKETS FOR CHICKEN PRODUCTS

     FOODSERVICE. The majority of our U.S. chicken sales are derived from products sold to the foodservice market. This market principally consists of chain restaurants, food processors and certain other institutions located throughout the continental United States. We are the largest supplier of chicken to Wendy's(TM) and Stouffers(TM) and we are a major supplier of chicken to Burger King(TM), Arby's(TM) and KFC(TM). We supply chicken products ranging from portion-controlled refrigerated chicken parts to fully cooked and frozen, breaded or non-breaded chicken parts or formed products.

     We believe Pilgrim's Pride is well-positioned to be the primary or secondary supplier to many national and international chain restaurants who require multiple suppliers of chicken products. Additionally, we are well suited to be the sole supplier for many regional chain restaurants. Regional chain restaurants often offer better margin opportunities and a growing base of business.

     We believe we have significant competitive strengths in terms of full-line product capabilities, high-volume production capacities, research and development expertise and extensive distribution and marketing experience relative to smaller and to non-vertically integrated producers. While the overall chicken market has grown consistently, we believe the majority of this growth in recent years has been in the foodservice market. According to the National Chicken Council, during the 1996 through 2000 period, sales of chicken products to the foodservice market grew at a compounded annual growth rate of approximately 7.8%, versus 3.3% growth for the chicken industry overall. Foodservice growth is anticipated to continue as food-away-from-home expenditures continue to outpace overall industry rates. According to the National Restaurant Association, food-away-from-home expenditures grew at a compounded annual growth rate of approximately 5.3% during the 1996 through 2000 period and are projected to grow at a 4.3% compounded annual growth rate from 2000 through 2010. As a result, the food-away-from-home category is projected by the National Restaurant Association to account for 53% of total food expenditures by 2010, as compared with 46% in 2000. Our sales to the foodservice market from fiscal 1996 through fiscal 2000 grew at a compounded annual growth rate of 10.7% and represented 71.1% of the net sales of our U.S. chicken operations in the LTM Period (69.4% on a pro forma basis).

     Foodservice -- Prepared Foods. The majority of our sales to the foodservice market consist of prepared foods products. Our prepared chicken products sales to the foodservice market were $593.6 million in fiscal 2000 compared to $305.3 million in fiscal 1996, a compounded annual growth rate of approximately 18.1%, and were $618.5 million in the LTM Period ($626.4 million on a pro forma basis). We attribute this growth in sales of prepared chicken products to the foodservice market to a number of factors:

     First, there has been significant growth in the number of foodservice operators offering chicken on their menus and the number of chicken items offered.

     Second, foodservice operators are increasingly purchasing prepared chicken products, which allow them to reduce labor costs while providing greater product consistency, quality and variety across all restaurant locations.

     Third, there is a strong need among larger foodservice companies for an alternative or additional supplier to our principal competitor in the prepared chicken products market. A viable alternative supplier must be able to ensure supply, demonstrate innovation and new product development and provide competitive pricing. We have been successful in our objective of becoming the alternative supplier of choice by being the primary or secondary prepared chicken products supplier to many large foodservice companies because:

     - We are vertically integrated, giving us control over supply of chicken and chicken parts;

     - Our further processing facilities are particularly well suited to the high-volume production runs necessary to meet the capacity and quality requirements of the foodservice market; and

     - We have established a reputation for dependable quality, highly responsive service and excellent technical support.

     Fourth, as a result of the experience and reputation developed with larger customers, we have increasingly become the principal supplier to mid-sized foodservice organizations.

     Fifth, our in-house product development group follows a customer-driven research and development focus designed to develop new products to meet customers' changing needs. Our research and development personnel often work directly with institutional customers in developing products for these customers. Approximately $253.7 million, or 27.3%, of our sales to foodservice customers in the LTM Period consisted of new products which were not sold by us in fiscal 1996.

     Sixth, we are a leader in utilizing advanced processing technology, which enables us to better meet our customers' needs for product innovation, consistent quality and cost efficiency.

     Foodservice -- Fresh Chicken. We produce and market fresh, refrigerated chicken for sale to U.S. quick-service restaurant chains, delicatessens and other customers. These chickens have the giblets removed, are usually of specific weight ranges, and are usually pre-cut to customer specifications. They are often marinated to enhance value and product differentiation. By growing and processing to customers' specifications, we are able to assist quick-service restaurant chains in controlling costs and maintaining quality and size consistency of chicken pieces sold to the consumer.

     RETAIL. The retail market consists primarily of grocery store chains, wholesale clubs and other retail distributors. We concentrate our efforts in this market on sales of branded, prepackaged cut-up and whole chicken to grocery store chains and retail distributors in the midwestern, southwestern, western and, since the acquisition of WLR Foods, eastern regions of the United States. This regional marketing focus enables us to develop consumer brand franchises and capitalize on proximity to the trade customer in terms of lower transportation costs, more timely, responsive service, and enhanced product freshness. For a number of years, we have invested in both trade and retail marketing designed to establish high levels of brand name awareness and consumer preferences.

     We utilize numerous marketing techniques, including advertising, to develop and strengthen trade and consumer awareness and increase brand loyalty for consumer products marketed under the Pilgrim's Pride(R) brand. Our founder, Lonnie "Bo" Pilgrim, is the featured spokesman in our television, radio and print advertising, and a trademark cameo of a person wearing a Pilgrim's hat serves as the logo on all of our primary branded products. As a result of this marketing strategy, Pilgrim's Pride is a well-known brand name in several southwestern markets, including Dallas/Fort Worth, Houston and San Antonio, Texas, Oklahoma City, Oklahoma, Denver, Colorado, Phoenix, Arizona and Los Angeles and San Diego, California. We believe our efforts to achieve and maintain brand awareness and loyalty help to provide more secure distribution for our products. We also believe our efforts at brand awareness generate greater price premiums than would otherwise be the case in certain southwestern markets. We also maintain an active program to identify consumer preferences. The program primarily consists of testing new product ideas, packaging designs and methods through taste panels and focus groups located in key geographic markets.

     Retail -- Prepared Foods. We sell retail-oriented prepared chicken products primarily to grocery store chains located in the midwestern, southwestern, western and, since the acquisition of WLR Foods, eastern regions of the U.S. We believe that our growth in this market segment will remain relatively modest, however, as we concentrate our efforts primarily on the faster-growing, higher-margin foodservice market segment.

     Retail -- Fresh Chicken. Our prepackaged retail products include various combinations of freshly refrigerated, whole chickens and chicken parts in trays, bags or other consumer packs labeled and priced ready for the retail grocer's fresh meat counter. We believe the retail, prepackaged fresh chicken business will continue to be a large and relatively stable market, providing opportunities for product differentiation and regional brand loyalty.

     EXPORT AND OTHER CHICKEN PRODUCTS. Our export and other chicken products consist of whole chickens and chicken parts sold primarily in bulk, non-branded form either refrigerated to distributors in the U.S. or frozen for distribution to export markets. In the U.S., prices of these products are negotiated daily or weekly and are generally related to market prices quoted by the USDA or other public price reporting services. We also sell U.S.-produced chicken products for export to Canada, Mexico, Eastern Europe, the Far East and other world markets. Historically, we have targeted international markets to generate additional demand for our chicken dark meat which is a natural by-product of our U.S. operations given our concentration on prepared foods products and the U.S. customers' general preference for white meat. We have also begun selling prepared chicken products for export to the international divisions of our U.S. chain restaurant customers. We believe that U.S. chicken exports will continue to grow as worldwide demand increases for high-grade, low-cost protein sources. We also believe that worldwide demand for higher margin prepared foods products will increase over the next five years. Accordingly, we believe we are well positioned to capitalize on such growth.

MARKETS FOR TURKEY PRODUCTS

     FOODSERVICE. A portion of our turkey sales are derived from products sold to the foodservice market. This market principally consists of chain restaurants, food processors, foodservice distributors and certain other institutions located throughout the continental United States. We supply turkey products ranging from portion-controlled refrigerated turkey parts to ready-to-cook turkey, fully cooked formed products, delicatessen products such as deli meats and sausage, salads, ground turkey and turkey burgers, frankfurters and other foodservice products.

     We believe Pilgrim's Pride is well-positioned to be the primary or secondary supplier to many national and international chain restaurants that require multiple suppliers of turkey products. Additionally, we are well suited to be the sole supplier for many regional chain restaurants.

     We believe we have significant competitive strengths in terms of full-line product capabilities, high-volume production capacities, research and development expertise and extensive distribution and marketing experience relative to smaller and to non-vertically integrated producers.

     Foodservice -- Prepared Foods. The majority of our turkey sales to the foodservice market consist of prepared turkey products. Our prepared turkey sales to the foodservice market were $59.9 million of our sales in the LTM Period ($141.5 million on a pro forma basis). We believe that future growth in this segment will be attributable to the same six factors described above relating to the growth of prepared chicken sales to the foodservice market.

     Foodservice -- Fresh Turkey. We produce and market fresh, refrigerated and frozen turkey for sale to foodservice distributors, restaurant chains and other customers. These turkeys are usually of specific weight ranges, and are usually whole birds to customer specifications. They are often marinated to enhance value and product differentiation. Our semi-boneless turkey, unique to Pilgrim's Pride, is becoming very popular with cruiselines and other customers where visual presentation of the whole turkey is critical.

     RETAIL. The majority of our turkey sales are derived from products sold to the retail market. This market consists primarily of grocery store chains, wholesale clubs and other retail distributors. We concentrate our efforts in this market on sales of branded, prepackaged cut-up and whole turkey to grocery store chains and retail distributors in the eastern region of the United States. This regional marketing focus enables us to develop consumer brand franchises and capitalize on proximity to the trade customer in terms of lower transportation costs, more timely and responsive service and enhanced product freshness.

     We utilize numerous marketing techniques, including advertising, to develop and strengthen trade and consumer awareness and increase brand loyalty for consumer products marketed under the Pilgrim's Pride(R) and Wampler(R) brands. We believe our efforts to achieve and maintain brand awareness and loyalty help to provide more secure distribution for our products. We also believe our efforts at brand awareness generate greater price premiums than would otherwise be the case in certain eastern markets. We also maintain an active program to identify consumer preferences. The program primarily consists of testing new product ideas, packaging designs and methods through taste panels and focus groups located in key geographic markets.

     Retail -- Prepared Foods. We sell retail-oriented prepared turkey products primarily to grocery store chains located in the eastern U.S. We also sell these products to the wholesale club industry.

     Retail -- Fresh Turkey. Our prepackaged retail products include various combinations of freshly refrigerated and frozen, whole turkey and turkey parts in trays, bags or other consumer packs labeled and priced ready for the retail grocer's fresh meat counter, ground turkey or sausage and turkey burgers. We believe the retail prepackaged fresh turkey business will continue to be a large and relatively stable market, providing opportunities for product differentiation and regional brand loyalty with large seasonal spikes in the holiday seasons.

     EXPORT AND OTHER TURKEY PRODUCTS. Our export and other products consist of whole turkeys, turkey franks and turkey parts sold in bulk form, either non-branded or under the Wampler(R) and Rockingham(R) brands. These products are primarily sold frozen either to distributors in the U.S. or for distribution to export markets. In the U.S., prices of these products are negotiated daily or weekly and are generally related to market prices quoted by the USDA or other public price reporting services. We also sell U.S.-produced turkey products for export to Canada, Mexico, Eastern Europe, the Far East and other world markets. Historically, we have targeted international markets to generate additional demand for our turkey dark meat, and frankfurters made from turkey dark meat, which is a natural by-product of our U.S. operations given our concentration of prepared foods products and the U.S. customers' general preference for white meat. We believe that U.S. turkey exports will continue to grow as worldwide demand increases for high-grade, low-cost protein sources. We also believe that worldwide demand for higher
                                       S-57
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margin prepared turkey products will increase over the next five years.
Accordingly, we believe we are well positioned to capitalize on such growth, especially in Mexico where we have established distribution channels.

MARKETS FOR OTHER U.S. PRODUCTS

     We market fresh eggs under the Pilgrim's Pride(R) brand name as well as private labels in various sizes of cartons and flats to U.S. retail grocery and institutional foodservice customers located primarily in Texas. We have a housing capacity for approximately 2.3 million commercial egg laying hens which can produce approximately 42 million dozen eggs annually. U.S. egg prices are determined weekly based upon reported market prices. The U.S. egg industry has been consolidating over the last few years, with the 25 largest producers accounting for more than 54% of the total number of egg laying hens in service during 2000. We compete with other U.S. egg producers primarily on the basis of product quality, reliability, price and customer service.

     In 1997, we introduced a high-nutrient egg called EggsPlus(TM). This egg contains high levels of Omega-3 and Omega-6 fatty acids along with Vitamin E, making the egg a heart-friendly product. Our marketing of EggsPlus(TM) has received national recognition for our progress in being an innovator in the "functional foods" category.

     We also convert chicken and turkey by-products into protein products primarily for sale to manufacturers of pet foods. In addition, we produce and sell livestock feeds at our feed mills in Pittsburg and Mt. Pleasant, Texas and at our farm supply store in Pittsburg, Texas to dairy farmers and livestock producers in northeastern Texas, as well as engage in similar sales activities at our other U.S. feed mills.

                                     MEXICO

BACKGROUND

     The Mexican market represented approximately 16.6% of our net sales in the LTM Period. Recognizing favorable long-term demographic trends and improving economic conditions in Mexico, we began exploring opportunities to produce and market chicken in Mexico. In fiscal 1988, we acquired four vertically integrated chicken production operations in Mexico for approximately $15.1 million. From fiscal 1988 through fiscal 2000, we made acquisitions and capital expenditures in Mexico totaling $211.1 million to modernize our production technology, improve our distribution network and expand our operations. In addition, we have transferred experienced management personnel from the U.S. and developed a strong local management team. As a result of these expenditures, we have increased weekly production in our Mexican operations by over 400% since our original investment in fiscal 1988. We are now the second largest producer of chicken in Mexico. We believe our facilities are among the most technologically advanced in Mexico and that we are one of the lowest cost producers of chicken in Mexico.

PRODUCT TYPES

     While the market for chicken products in Mexico is less developed than in the United States, with sales attributed to fewer, more basic products, the market for value-added products is increasing. Our strategy is to lead this trend. The products currently sold by us in Mexico consist primarily of value-added products such as eviscerated chicken and chicken parts and basic products such as New York dressed (whole chickens with only feathers and blood removed) and live birds. We have increased our sales of value-added products, primarily through national retail chains and restaurants, and it is our business strategy to continue to do so. In addition, we remain opportunistic, utilizing our low cost production to enter markets where profitable opportunities exist.

                                       S-58
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MARKETS

     We sell our Mexico chicken products primarily to large wholesalers and retailers. Our customer base in Mexico covers a broad geographic area from Mexico City, the capital of Mexico with a population estimated to be over 20 million, to Saltillo, the capital of the State of Coahuila, about 500 miles north of Mexico City, and from Tampico on the Gulf of Mexico to Acapulco on the Pacific, which region includes the cities of San Luis Potosi and Queretaro, capitals of the states of the same name.

     In Mexico, where product differentiation has traditionally been limited, product quality and price have been the most critical competitive factors. The North American Free Trade Agreement, which went into effect on January 1, 1994, requires annual reductions in tariffs for chicken and chicken products in order to eliminate those tariffs by January 1, 2003.

     While the extent of the impact of the elimination of tariffs is uncertain, we believe we are uniquely positioned to benefit from this elimination. We have an extensive distribution network in Mexico which distributes products to 19 of the 32 Mexican states, encompassing approximately 74% of the total population of Mexico. Our distribution network is comprised of eight distribution centers utilizing approximately 126 company-owned vehicles. We believe this distribution network will be an important asset in distributing our own, as well as other companies', U.S.-produced chicken into Mexico.

PRODUCTION AND OPERATIONS

  Chicken Operations

     Breeding and Hatching

     We supply all of our chicks in the U.S. by producing our own hatching eggs from domestic breeder flocks in the U.S. These flocks are owned by us, and approximately 13.9% of them are maintained on 43 company-owned breeder farms. In the U.S., we currently own or contract for approximately 14.2 million square feet of breeder housing on approximately 425 breeder farms. In Mexico, all of our breeder flocks are maintained on company-owned farms totaling approximately
4.8 million square feet.

     We own eleven chicken hatcheries in the United States. These hatcheries are located in Nacogdoches, Center and Pittsburg, Texas, DeQueen and Nashville, Arkansas, Broadway, Virginia, Concord, North Carolina and Moorefield, West Virginia, where eggs are incubated and hatched in a process requiring 21 days. Once hatched, the day-old chicks are inspected and vaccinated against common poultry diseases and transported by our vehicles to grow-out farms. Our eleven hatcheries in the U.S. have an aggregate production capacity of approximately
15.5 million chicks per week. In Mexico, we own seven hatcheries, which have an aggregate production capacity of approximately 3.5 million chicks per week.

     Grow-out

     We place our U.S. grown chicks on approximately 1,500 contract grow-out farms located in Texas, Arkansas, Virginia, West Virginia, North Carolina and Oklahoma, some of which are owned by our affiliates. These contract grow-out farms contain approximately 5,350 chicken houses with approximately 77.8 million square feet of growing facilities. Additionally, we own and operate grow-out farms containing approximately 390 chicken houses with approximately 4.4 million square feet of growing facilities in the U.S., which account for approximately 5.4% of our total annual U.S. chicken capacity. On the contracted grow-out farms, the farmers provide the facilities, utilities and labor. We supply the chicks, the feed and all veterinary and technical services. Contract grow-out farmers are paid based on live weight under an incentive arrangement. In Mexico, we place our grown chicks on contract grow-out farms containing approximately 876 chicken houses with approximately 11.8 million square feet of growing facilities. Additionally, we own and operate grow-out farms containing approximately 564 chicken houses with approximately 8.7 million square feet of growing facilities in Mexico, which account for approximately 42.4% of our total annual Mexican chicken capacity. Arrangements with independent farmers in Mexico are similar to our arrangements with contractors in the United States. The average grow-out cycle of our chickens is six to seven weeks.

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     Feed Mills

     An important factor in the production of chicken is the rate at which feed is converted into body weight. The quality and composition of the feed is critical to the conversion rate. Accordingly, we formulate and produce our own feed. We purchase feed ingredients on the open market. The primary feed ingredients include corn, milo and soybean meal, which historically have been the largest component of our total production costs. In the U.S., we operate nine feed mills located in Nacogdoches, Tenaha and Pittsburg, Texas, Nashville and Hope, Arkansas, Harrisonburg, Virginia, Wingate, North Carolina and Moorefield, West Virginia. In the U.S., we currently have annual feed requirements of approximately 3.4 million tons and the capacity to produce approximately 6.1 million tons. We own four feed mills in Mexico, which produce all of the requirements of our Mexico operations. Mexico's annual feed requirements are approximately 0.7 million tons with a capacity to produce approximately 1.0 million tons. In fiscal 2000, approximately 68% of the feed ingredients used by us in Mexico were imported from the United States, but this percentage fluctuates based on the availability and cost of local feed ingredient supplies.

     Processing

     Once the chickens reach processing weight, they are transported in our trucks to our processing plants. These plants utilize modern, highly automated equipment to process and package the chickens. We periodically review possible application of new processing technologies in order to enhance productivity and reduce costs. We have ten U.S. processing plants, two of which are located in Mt. Pleasant, Texas, and the remainder of which are located in Dallas, Nacogdoches and Lufkin, Texas, DeQueen, Arkansas, Broadway and Alma, Virginia, Marshville, North Carolina and Moorefield, West Virginia. These processing plants have the capacity, under present USDA inspection procedures, to slaughter approximately 11.9 million head of chicken per week, assuming a five-day work week. Our three processing plants located in Mexico have the capacity to slaughter approximately 3.3 million head of chicken per week, assuming a six-day work week, which is typical in Mexico.

  Turkey Operations

     Breeding and Hatching

     We purchase breeder poults, which we place with growers who supply labor and housing to produce breeder flocks. These breeder flocks are owned by us, and approximately 16.2% of them are maintained on three company-owned breeder farms. We currently own or contract for approximately 2.0 million square feet of turkey breeder housing on approximately 40 breeder farms which produce eggs that are taken to the company-owned turkey hatchery. Our breeder flocks provide approximately 69% of our poult supply for grow-out. The balance of our poults for grow-out are purchased from third parties.

     We own and operate one turkey hatchery, which is located in Harrisonburg, Virginia, where eggs are incubated and hatched in a process requiring 28 days. Once hatched, the day-old poults are inspected and vaccinated against common poultry diseases and transported by our vehicles to grow-out farms. Our turkey hatchery has an aggregate production capacity of approximately 450,000 poults per week.

     Grow-out

     We place our turkey poults on approximately 350 contract grow-out farms located in Virginia, West Virginia, Pennsylvania, Maryland and North and South Carolina. These contract grow-out farms contain approximately 1,260 turkey houses with approximately 23.6 million square feet of growing facilities. In addition, we own and operate a grow-out farm containing 20 turkey houses with approximately 251,000 square feet of growing facilities in the U.S., which accounts for approximately 1.1% of our total annual turkey capacity. On the contracted grow-out farms, the farmers provide the facilities, utilities and labor. We supply the poults, the feed and all veterinary and technical services. Contract grow-out farmers are paid based on live weight under an incentive arrangement. The average grow-out cycle of our turkeys is 20 to 26 weeks.

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     Feed Mills

     An important factor in the production of turkey is the rate at which feed is converted into body weight. The quality and composition of the feed is critical to the conversion rate. Accordingly, we formulate and produce our own feed. We purchase feed ingredients on the open market. The primary feed ingredients include corn, milo and soybean meal, which historically have been the largest component of our total production costs. We own and operate a turkey feed mill located in Harrisonburg, Virginia. We currently have the capacity to annually produce approximately 520,000 tons of turkey feed at this mill. We also produce turkey feed when required at our other three eastern division mills or purchase it on the open market.

     Processing

     Once the poults reach processing weight, they are transported in our trucks to our processing plants. These plants utilize modern, highly automated equipment to process and package the turkeys. We periodically review possible application of new processing technologies in order to enhance productivity and reduce costs. Our three turkey processing plants, located in Harrisonburg and Hinton, Virginia and New Oxford, Pennsylvania, have the capacity, under present USDA inspection procedures, to process approximately 450,000 turkeys per week, assuming a five-day work week.

  Prepared Foods Operations

     We operate five prepared foods plants located in Mt. Pleasant, Waco, Dallas and Nacogdoches, Texas and Franconia, Pennsylvania. In line with our stated business strategy to capitalize on the attractive U.S. prepared foods market, we have increased our prepared foods production capacity through expansion and acquisitions. The U.S. prepared foods market continues to be one of the fastest growing and most profitable segments in the poultry industry. Further processed prepared foods products include items such as portion-controlled breast fillets, tenderloins and strips, formed nuggets and patties, turkey hams and roasts, salads and bone-in chicken parts. Prepared foods are sold frozen and may be either fully cooked, partially cooked or raw, breaded or non-breaded, pre-marinated or non-marinated or smoked. We measure our operating capacity of our prepared foods plants on the basis of running two shifts per day, six days per week.

     Our largest prepared foods plant is located in Mt. Pleasant, Texas and was constructed in 1986 and has been expanded significantly since that time. This facility includes 281,000 sq. ft. and employs approximately 2,100 people. This facility has de-boning lines, marinating systems, batter/breading systems, fryers, ovens, both mechanical and cryogenic freezers, a variety of packaging systems and cold storage including four fully-cooked lines and three ready-to-cook/par-frying/Individually Quick Frozen ("IQF") lines and one batter-breaded/IQF line and eight spiral freezers. This facility has capacity to produce approximately 350 million pounds of further processed product annually and is currently operating at full capacity.

     Our Waco, Texas prepared foods plant was purchased in 1999 and expanded in fiscal year 2000 and again in fiscal 2001. It is functionally equivalent to the Mt. Pleasant plant and includes 150,146 sq. ft. and employs approximately 700 people. This state of the art facility has marinating systems, batter/breading systems, fryers, ovens, both mechanical and cryogenic freezers, a variety of packaging systems and cold storage including two fully-cooked lines and two ready-to-cook lines and four spiral freezers. This facility has capacity to produce approximately 270 million pounds of further processed product annually and is currently operating at approximately 80% of capacity.

     Our Franconia, Pennsylvania prepared foods plant was acquired in January 2001 and further processes chicken and turkey products, including grinding, marinating, spicing and cooking, producing premium delicatessen, foodservice and retail products, including roast turkey, frankfurters and salads. This facility includes approximately 170,000 sq. ft. and employs approximately 775 people. Our Franconia facility employs the batching system of production as opposed to line-production used in our other plants. This plant has approximately 95 million annual pounds of oven capacity, 26 million annual pounds of
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frankfurter capacity and 17 million annual pounds of salad capacity for a total capacity of approximately 138 million pounds of further processed product annually and is currently operating at approximately 80% of capacity.

     Our Dallas, Texas prepared foods plant was constructed in 1999 and includes 84,000 sq. ft. and employs approximately 900 people. This facility has de-boning and portioning capability, marinating systems, batter/breading and frying systems and IQF capabilities. This plant is currently running one par-frying line and one IQF production line, each with a spiral freezer. This facility has the capacity to produce approximately 105 million pounds of further processed product annually and is currently operating at full capacity.

     Our Nacogdoches, Texas prepared foods plant was constructed in fiscal 2001. It is functionally equivalent to our Dallas, Texas prepared foods plant and includes 115,465 sq. ft. and employs approximately 1,150 people. This facility has de-boning and portioning capability, marinating systems, batter/breading and frying systems and IQF capabilities. This plant is currently running one par-frying line with a spiral freezer and two IQF lines each with a spiral freezer with capability of making them par-fry lines as sales dictate. This facility has capacity to produce approximately 80 million pounds of further processed product annually and is currently operating at approximately 80% of capacity.

  Egg Production

     We produce table eggs at three farms near Pittsburg, Texas. One farm is owned by us, while two farms are leased from an entity owned by our major stockholder. The eggs are cleaned, sized, graded and packaged for shipment at processing facilities located on the egg farms. The farms have a housing capacity for approximately 2.3 million producing hens and are currently housing approximately 1.9 million hens.

  Other Facilities and Information

     We operate three rendering plants located in Mt. Pleasant, Texas, Broadway, Virginia and Moorefield, West Virginia. These rendering plants currently process by-products from approximately 13.1 million chickens and 0.6 million turkeys weekly into protein products. These products are used in the manufacture of poultry and livestock feed and pet foods. We operate a commercial feed mill in Mt. Pleasant, Texas, which produces various bulk and sacked livestock feed sold to area dairies, ranches and farms. We also operate a feed supply store in Pittsburg, Texas, from which we sell various bulk and sacked livestock feed products, a majority of which is produced in our Mt. Pleasant commercial feed mill. We own an office building in Pittsburg, Texas, which houses our executive offices, an office building in Mexico City, which houses our Mexican marketing offices, and an office building in Broadway, Virginia, which houses our Eastern Division sales and marketing, research and development, and corporate activities.

     Substantially all of our U.S. property, plant and equipment is pledged as collateral on our secured debt.

COMPETITION

     The chicken and turkey industries are highly competitive and some of our competitors have greater financial and marketing resources than we do. In the United States and Mexico, we compete principally with other vertically integrated chicken and turkey companies.

     In general, the competitive factors in the U.S. chicken and turkey industries include price, product quality, product development, brand identification, breadth of product line and customer service. Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail market, we believe that product quality, brand awareness and customer service are the primary bases of competition. There is some competition with non-vertically integrated further processors in the U.S. prepared food business. We believe we have significant, long-term cost and quality advantages over non-vertically integrated further processors.

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     In Mexico, where product differentiation has traditionally been limited, product quality and price have been the most critical competitive factors. The North American Free Trade Agreement, which went into effect on January 1, 1994, requires annual reductions in tariffs for chicken and chicken products in order to eliminate those tariffs by January 1, 2003. As such tariffs are reduced, we expect greater amounts of chicken to be imported into Mexico from the U.S., which could negatively affect the profitability of Mexican chicken producers and positively affect the profitability of U.S. exporters of chicken to Mexico.

     While the extent of the impact of the elimination of tariffs is uncertain, we believe we are uniquely positioned to benefit from this elimination for two reasons. First, we have an extensive distribution network in Mexico which distributes products to 19 of the 32 Mexican states, encompassing approximately 74% of the total population of Mexico. We believe this distribution network will be an important asset in distributing our own, as well as other companies', U.S.-produced chicken into Mexico. Second, we have the largest U.S. production and distribution capacities near the Mexican border, which will provide us with cost advantages in exporting U.S. chicken into Mexico. These facilities include our processing facilities in Mt. Pleasant, Pittsburg, Lufkin, Nacogdoches, Dallas and Waco, Texas, and distribution facilities in San Antonio and El Paso, Texas and Phoenix, Arizona.

OTHER ACTIVITIES

     We have regional distribution centers located in Arlington, El Paso, Mt. Pleasant and San Antonio, Texas, Phoenix, Arizona, and Oklahoma City, Oklahoma that distribute our own poultry products along with certain poultry and non-poultry products purchased from third parties to independent grocers and quick service restaurants. Our non-poultry distribution business is conducted as an accommodation to our customers and to achieve greater economies of scale in distribution logistics. The store-door delivery capabilities for our own poultry products provide a strategic service advantage in selling to quick service, national chain restaurants.

REGULATION AND ENVIRONMENTAL MATTERS

     The chicken and turkey industries are subject to government regulation, particularly in the health and environmental areas, including provisions relating to the discharge of materials into the environment, by the Centers for Disease Control, the United States Department of Agriculture, the Food and Drug Administration and the Environmental Protection Agency in the United States and by similar governmental agencies in Mexico. Our chicken processing facilities in the U.S. are subject to on-site examination, inspection and regulation by the USDA. The FDA inspects the production of our feed mills in the U.S. Our Mexican food processing facilities and feed mills are subject to on-site examination, inspection and regulation by a Mexican governmental agency, which performs functions similar to those performed by the USDA and FDA. Since commencement of operations by our predecessor in 1946, compliance with applicable regulations has not had a material adverse effect upon our earnings or competitive position and such compliance is not anticipated to have a materially adverse effect in the future. We believe that we are in substantial compliance with all applicable laws and regulations relating to the operations of our facilities.

     We anticipate increased regulation by the USDA concerning food safety, by the FDA concerning the use of medications in feed and by the EPA and various other state agencies concerning the disposal of chicken by-products and wastewater discharges. Although we do not anticipate any regulations having a material adverse effect upon us, a material adverse effect may occur.

EMPLOYEES AND LABOR RELATIONS

     As of June 30, 2001, we employed approximately 19,700 persons in the U.S. and 4,600 persons in Mexico. Approximately 2,500 employees at our Lufkin and Nacogdoches, Texas facilities are members of collective bargaining units represented by the United Food and Commercial Workers Union. However, our Lufkin employees have recently filed a de-certification petition, which is presently being reviewed by the National Labor Relations Board. None of our other U.S. employees have union representation. Collective

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bargaining agreements with the United Food and Commercial Workers Union expire on August 10, 2001 with respect to our Lufkin employees and on October 6, 2001 with respect to our Nacogdoches employees. We believe that the terms of each of these agreements are no more favorable than those provided to our non-union U.S. employees. In Mexico, most of our hourly employees are covered by collective bargaining agreements, as are most employees in Mexico. We have not experienced any work stoppage since a two-day work stoppage, with no significant operation disruption, at our Lufkin facility in May 1993. We believe our relations with our employees are satisfactory.

LEGAL PROCEEDINGS

     In January of 1998, seventeen of our current and/or former employees filed the case of "Octavius Anderson, et al. v. Pilgrim's Pride Corporation" in the United States District Court for the Eastern District of Texas, Lufkin Division claiming Pilgrim's Pride violated requirements of the Fair Labor Standards Act. The suit alleged Pilgrim's Pride failed to pay employees for all hours worked. The suit generally alleged that (1) employees should be paid for time spent to put on, take off, and clean certain personal gear at the beginning and end of their shifts and breaks and (2) the use of a master time card or production "line" time fails to pay employees for all time actually worked. Plaintiffs sought to recover unpaid wages plus liquidated damages and legal fees. Approximately 1,700 consents to join as plaintiffs were filed with the court by current and/or former employees. During the week of March 5, 2001, the case was tried in the Federal Court of the Eastern District of Texas, Lufkin, Texas. We prevailed at the trial with a judgment issued by the judge, which found no evidence presented to support the plaintiffs' allegations. The plaintiffs have filed an appeal in the Fifth Circuit Court of Appeals to reverse the judge's decision. Neither the likelihood of an unfavorable outcome nor the amount of ultimate liability, if any, with respect to this case can be determined at this time. We do not expect this matter, individually or collectively, to have a material impact on our financial position, operations or liquidity. Substantially similar suits have been filed against four other integrated chicken companies, including WLR Foods, one of which resulted in a federal judge dismissing most of the plaintiffs' claims in that action with facts similar to our case.

     In August of 2000, four of our current and/or former employees filed the case of "Betty Kennell, et al. v. Wampler Foods, Inc." in the United States District Court for the Northern District of West Virginia, claiming we violated requirements of the Fair Labor Standards Act. The suit generally makes the same allegations as Anderson v. Pilgrim's Pride discussed above. Plaintiffs seek to recover unpaid wages plus liquidated damages and legal fees. Approximately 100 consents to join as plaintiffs were filed with the court by current and/or former employees. No trial date has been set. To date, only limited discovery has been performed. Neither the likelihood of an unfavorable outcome nor the amount of ultimate liability, if any, with respect to this case can be determined at this time. We do not expect this matter, individually or collectively, to have a material impact on our financial position, operations or liquidity.

     On February 9, 2000, the U.S. Department of Labor ("DOL") began a nationwide audit of wage and hour practices in the chicken industry. The DOL has audited 51 chicken plants, four of which are owned by us. The DOL audit examined pay practices relating to both processing plant and catching crew employees and includes practices which are the subject of Anderson v. Pilgrim's Pride and Kennell v. Wampler Foods discussed above. We met with the DOL in a closing conference in March of 2001 and are currently considering the recommendations presented by the DOL, the majority of which are procedural. We do not expect this matter, individually or collectively, to have a material impact on our financial position, operations or liquidity.

     We are subject to various other legal proceedings and claims, which arise in the ordinary course of our business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect our financial position, results of operations or cash flows.

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                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is certain information relating to our current directors and executive officers:

NAME                                    AGE                 POSITIONS
----                                    ---                 ---------
Lonnie "Bo" Pilgrim(1)................  73    Chairman of the Board
Clifford E. Butler....................  59    Vice Chairman of the Board
David Van Hoose.......................  60    Chief Executive Officer, President,
                                              Chief Operating Officer and Director
Richard A. Cogdill....................  41    Executive Vice President, Chief
                                              Financial Officer, Secretary,
                                                Treasurer and Director
O.B. Goolsby, Jr. ....................  53    Executive Vice President, Prepared
                                              Foods Operations
Robert L. Hendrix.....................  65    Executive Vice President, Grow-out and
                                                Processing
Michael J. Murray.....................  43    Executive Vice President, Sales and
                                                Marketing and Distribution
Lonnie Ken Pilgrim(1).................  43    Senior Vice President, Transportation
                                              and Director
Charles L. Black(1)(2)................  71    Director
S. Key Coker(1)(2)....................  44    Director
Vance C. Miller, Sr.(1)(2)............  67    Director
James G. Vetter, Jr.(1)(2)............  67    Director
Donald L. Wass, Ph.D.(1)(2)...........  69    Director

---------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     LONNIE "BO" PILGRIM has served as Chairman of the Board since the organization of Pilgrim's Pride in July 1968. He was previously Chief Executive Officer from July 1968 to June 1998. Prior to the incorporation of Pilgrim's Pride, Mr. Pilgrim was a partner in its predecessor partnership business founded in 1946.

     CLIFFORD E. BUTLER serves as Vice Chairman of the Board. He joined us as Controller and Director in 1969, was named Senior Vice President of Finance in 1973, became Chief Financial Officer and Vice Chairman of the Board in July 1983, became Executive President on January 1997 and served in such capacity through July 1998 and continues to serve as Vice Chairman of the Board.

     DAVID VAN HOOSE serves as Chief Executive Officer, President and Chief Operating Officer of Pilgrim's Pride. He became a Director in July 1998. He was named Chief Executive Officer and Chief Operating Officer in June 1998 and President in July 1998. He was previously President of Mexico Operations from April 1993 to June 1998 and Senior Vice President, Director General, Mexico Operations from August 1990 to April 1993. Mr. Van Hoose was employed by us in September 1988 as Senior Vice President, Texas Processing. Prior to that, Mr. Van Hoose was employed by Cargill, Inc., as General Manager of one of its chicken operations.

     RICHARD A. COGDILL has served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer since January 1997. He became a Director in September 1998. Previously he served as Senior Vice President, Corporate Controller, from August 1992 through December 1996 and as Vice President, Corporate Controller from October 1991 through August 1992. Prior to October 1991 he was a Senior Manager with Ernst & Young LLP. He is a Certified Public Accountant.

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     O.B. GOOLSBY, JR. has served as Executive Vice President, Prepared Foods
Operations since June 1998. He was previously Senior Vice President, Prepared Foods Operations from August 1992 to June 1998 and Vice President, Prepared Foods Complexes from April 1986 to August 1992 and was previously employed by us from November 1969 to January 1981.

     ROBERT L. HENDRIX has been Executive Vice President, Grow-Out and Processing, of Pilgrim's Pride since March 1994. He was a Director from March 1994 to September 1998. Prior to that he served as Senior Vice President, NETEX Processing from August 1992 to March 1994 and as President and Chief of Complex Operations from September 1988 to March 1992. He was on leave from March 1992 to August 1992. From July 1983 to March 1992 he served as a Director. He was President and Chief Operating Officer of Pilgrim's Pride from July 1983 to September 1988. He joined us as Senior Vice President in September 1981 when Pilgrim's Pride acquired Mountaire Corporation of DeQueen, Arkansas, and, prior thereto, he was Vice President of Mountaire Corporation.

     MICHAEL J. MURRAY has been Executive Vice President, Sales and Marketing and Distribution since June 1998. He previously served as Senior Vice President, Sales and Marketing, Prepared Foods from October 1994 to June 1998 and as Vice President of Sales and Marketing, Food Service from August 1993 to October 1994. From 1990 to 1993, he was employed by Cargill, Inc. Prior to that, from 1987 to 1990 he was employed by us as a Vice President for sales and marketing and prior thereto, he was employed by Tyson Foods, Inc.

     LONNIE KEN PILGRIM has been employed by Pilgrim's Pride since 1977 and has been Senior Vice President, Transportation since August 1997. Prior to that he served as the Vice President, Director of Transportation. He has been a member of the Board of Directors since March 1985. He is a son of Lonnie "Bo" Pilgrim.

     CHARLES L. BLACK was Senior Vice President, Branch President of NationsBank, Mt. Pleasant, Texas, from December 1981 to his retirement in February 1995. He previously was a Director of Pilgrim's Pride from 1968 to August 1992 and has served as a Director since his re-election in February 1995.

     S. KEY COKER has served as Executive Vice President of Compass Bank since October 2000, a $20 billion dollar bank with offices throughout the southern United States. Previously, he served as Senior Vice President from June 1995 through September 2000 and has been employed by Compass Bank since 1992. He is a career banker with 21 years of experience in banking. He was appointed a Director in September 2000, following the resignation of Robert Hilgenfeld on August 2, 2000.

     VANCE C. MILLER, SR. was elected a Director in September 1986. Mr. Miller has been Chairman of Vance C. Miller Interests, a real estate development company formed in 1977 and has served as the Chairman of the Board and Chief Executive Officer of Henry S. Miller Cos., a Dallas, Texas real estate services firm since 1991. Mr. Miller also serves as a director of Resurgence Properties, Inc.

     JAMES G. VETTER, JR. has practiced law in Dallas, Texas since 1966. He is a shareholder of the Dallas law firm of Godwin, White & Gruber, P.C. (formerly Godwin & Carlton, P.C.), and has served as general counsel and a Director since 1981. Mr. Vetter is a Board Certified-Tax Law Specialist and serves as a lecturer and author in tax matters.

     DONALD L. WASS, PH.D. was elected a Director in May 1987. He has been President of the William Oncken Company of Texas, a time management consulting company, since 1970.

                       DESCRIPTION OF OTHER INDEBTEDNESS

     We maintain $120.0 million in revolving credit facilities and $400.0 million in a secured revolving/term borrowing facility. The $400.0 million revolving/term borrowing facility provides for $285.0 million and $115.0 million of 10-year and 7-year commitments, respectively. Borrowings under this facility are split pro rata between the 10-year and 7-year maturities as they occur. The credit facilities provide for interest at rates ranging from LIBOR plus five-eighths percent to LIBOR plus two and three-quarters percent, depending upon our total debt to capitalization ratio. Interest rates on debt outstanding under these facilities as of June 30, 2001 ranged from LIBOR plus two percent to LIBOR plus two and one-quarter percent. These facilities are secured by inventory and fixed assets or are unsecured.

     At June 30, 2001, $24.3 million was available under the revolving credit facilities and $110.0 million was available under the revolving/term borrowing facility.

     On June 29, 1999, the Camp County Industrial Development Corporation issued $25.0 million of variable-rate environmental facilities revenue bonds supported by letters of credit obtained by Pilgrim's Pride. We may draw from these proceeds over the construction period for new sewage and solid waste disposal facilities at a poultry by-products plant to be built in Camp County, Texas. We are not required to borrow the full amount of the proceeds from the bonds. All amounts borrowed from these funds will be due in 2029. The amounts that we borrow will be reflected as debt when received from the Camp County Industrial Development Corporation. The interest rates on amounts borrowed will closely follow the tax-exempt commercial paper rates. Presently, there are no borrowings outstanding under the bonds.

     On a pro forma basis after giving effect to this offering and the application of the net proceeds of this offering as described under "Use of Proceeds," annual maturities of our long-term debt for the remainder of fiscal 2001 and for the five years subsequent to fiscal 2001 are: 2001 -- $1.2 million; 2002 -- $5.0 million; 2003 -- $7.2 million; 2004 -- $16.8 million; 2005 -- $16.1 million; and 2006 -- $54.1 million.

     Total debt on a pro forma basis after giving effect to this offering and the application of the net proceeds of this offering as described under "Use of Proceeds," consists of the following:

                                                              MATURITY   JUNE 30, 2001
                                                              --------   -------------
                                                                         (IN MILLIONS)
Revolving credit facilities(a)..............................     2002       $ 54.0
Notes payable to an agricultural lender at LIBOR plus
  2.00%(b)..................................................     2007         53.9
Notes payable to an agricultural lender at LIBOR plus
  2.25%(c)..................................................     2010        133.5
Notes payable to an insurance company at 7.07% -- 7.21%.....     2006         61.1
Other notes payable.........................................  Various          7.4
9 5/8% Senior Notes.........................................     2011        200.0

---------------

(a) On a pro forma basis, an additional $24.3 million was available under these facilities subject to the terms and conditions thereof.

(b) On a pro forma basis, an additional $61.1 million was available under this facility subject to the terms and conditions thereof.

(c) On a pro forma basis, an additional $151.5 million was available under this facility subject to the terms and conditions thereof.

     We are required by certain provisions of our debt agreements to maintain levels of working capital and net worth, to limit dividends, and to maintain various fixed charge, leverage, current and debt-to-equity ratios. We are currently in compliance with these provisions of our debt agreements. Virtually all of our domestic property, plant and equipment is pledged as collateral on our long-term debt and credit facilities.

                              DESCRIPTION OF NOTES

     You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Company" refers only to Pilgrim's Pride Corporation and not to any of its subsidiaries. In addition, in this description, the term "Holder" refers to the record holder of any Note.

     The Company will issue the Notes under an Indenture dated as of August 9, 2001 (the "Indenture"), and a Supplemental Indenture dated as of August 9, 2001 (the "Supplemental Indenture"). Unless otherwise noted, reference to the "Indenture" in this Description of Notes refers to the Indenture as amended by the Supplemental Indenture between itself and The Chase Manhattan Bank, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and the Supplemental Indenture and those made part of the Indenture and the Supplemental Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

     The following description is a summary of the material provisions of the Indenture and the Supplemental Indenture. It does not restate those agreements in their entirety. We urge you to read the Indenture and the Supplemental Indenture because they, and not this description, define your rights as holders of the Notes.

BRIEF DESCRIPTION OF THE NOTES

     The Notes:

     - are general unsecured senior obligations of the Company;

     - are effectively subordinated in right of payment to all existing and future secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness and to all liabilities (including trade payables) of our Subsidiaries (other than Domestic Restricted Subsidiaries that become Guarantors);

     - are equal in right of payment to all existing and future unsubordinated, unsecured Indebtedness of the Company and any Domestic Restricted Subsidiaries that become Guarantors; and

     - will be senior in right of payment to any future subordinated Indebtedness of the Company.

     We conduct all of our business in Mexico through our Subsidiaries that are organized under the laws of Mexico. Those Subsidiaries will not guarantee our obligations under the Notes. Our Mexican Subsidiaries generated approximately $18.4 million of our operating income for the LTM Period and held identifiable assets of approximately $126.4 million as of September 30, 2000.

PRINCIPAL, MATURITY AND INTEREST

     The Company may issue Notes with a maximum aggregate principal amount of $400.0 million, $200.0 million of which will initially be issued in the offering. The Company will issue Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on September 15, 2011. In the event of any future offering of Notes as described under "-- Additional Notes" below, the Notes offered thereby would have the same terms as the Notes.

     Interest on the Notes will accrue at the rate of 9 5/8% per annum and will be payable semi-annually in arrears on September 15 and March 15, commencing on March 15, 2002. The Company will make each interest payment to the Holders of record on the immediately preceding September 1 and March 1.

     Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

ADDITIONAL NOTES

     Subject to the limitations set forth under "-- Certain
Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company may incur additional Indebtedness which, at its option, may consist of additional Notes, in one or more series, having identical terms as the Notes issued on the date of the Indenture (the "Additional Notes"). Holders of such Additional Notes will have the right to vote together with Holders of Notes issued on the date of the Indenture as one class.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

     If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, premium, if any, and interest, if any, on those Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

PAYING AGENT AND REGISTRAR FOR THE NOTES

     The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

SUBSIDIARY GUARANTEES

     The Indenture will require that each Domestic Restricted Subsidiary (other than any Securitization Subsidiary that has entered into or established a Permitted Securitization Program) that incurs any Indebtedness (other than intercompany Indebtedness between or among such Domestic Restricted Subsidiary and the Company or any of its Restricted Subsidiaries) guarantee the obligations of the Company under the Notes (including the payment of principal, premium, if any, and interest on the Notes) by entering into a supplemental indenture with the Company and the Trustee (each such Domestic Restricted Subsidiary and any other Restricted Subsidiary that guarantees the Notes in accordance with the Indenture being referred to herein as a "Guarantor"). The Indenture will provide that any such Domestic Restricted Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee within 10 Business Days of the date on which it was acquired, created or incurred such Indebtedness.

     Any Guarantors will be jointly and severally liable with respect to the Company's obligations under the Notes. Each Subsidiary Guarantee will be a general unsecured senior obligation of the Guarantor thereunder and will be effectively subordinated in right of payment to all existing and future secured Indebtedness of such Guarantor to the extent of the value of the assets securing such Indebtedness. The Subsidiary Guarantees will be equal in right of payment to any existing or future unsecured Indebtedness of that Guarantor and will be senior in right of payment to any existing or future subordinated Indebtedness of that Guarantor. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

     A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

          (1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

          (2) either:

             (a) the Person acquiring the property in any such sale or disposition, or the Person formed by or surviving any such consolidation or merger (if such surviving Person is not the Guarantor), assumes all the obligations of that Guarantor under the Indenture and its Subsidiary Guarantee pursuant to a supplemental indenture satisfactory to the Trustee; or

             (b) the Net Proceeds of such sale or other disposition are applied in accordance with the "Asset Sale" provisions of the Indenture.

     The Subsidiary Guarantee of a Guarantor will be released and such Person shall no longer be deemed a Guarantor for purposes of the Indenture:

          (1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the Net Proceeds of that sale or other disposition are applied in accordance with the "Asset Sale" provisions of the Indenture;

          (2) in connection with any sale of all of the Capital Stock of a Guarantor to a Person (including by way of merger or consolidation) that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the Net Proceeds of that sale are applied (or the Company certifies in an Officer's Certificate delivered to the Trustee that such Net Proceeds will be applied) in accordance with the "Asset Sale" provisions of the Indenture; or

          (3) if the Company properly designates the Guarantor as an Unrestricted Subsidiary.

     See "-- Repurchase at the Option of Holders -- Asset Sales."

OPTIONAL REDEMPTION

     At any time prior to September 15, 2004, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including, if issued, any Additional Notes) at a redemption price of 109.625% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided, that:

          (1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (including, if issued, any Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and

          (2) the redemption must occur within 45 days of the date of the closing of such Public Equity Offering.

     Except pursuant to the preceding paragraph, the Notes will not be redeemable at the Company's option prior to September 15, 2006.

     On or after September 15, 2006, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on September 15 of the years indicated below:

YEAR                                                        PERCENTAGE
----                                                        ----------
2006......................................................   104.813%
2007......................................................   103.208%
2008......................................................   101.604%
2009 and thereafter.......................................   100.000%

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder's Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, thereon to the date of purchase. Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

     On the Change of Control Payment Date, the Company will, to the extent lawful:

          (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

          (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

          (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

     The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the purchase price for all Notes that the Company might be required to purchase. In the event that the Company were required to purchase Notes pursuant to a Change of Control Offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing on favorable terms, if at all.

     The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

     The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

          (2) such fair market value is determined by the Company's Board of Directors and evidenced by a resolution of the Board of Directors and, if such fair market value exceeds $25.0 million, is set forth in an Officers' Certificate delivered to the Trustee; and

          (3) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or assets or Voting Stock of a type referred to in clauses (2), (3) or (4) immediately below. For purposes of this provision, each of the following shall be deemed to be cash:

             (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

             (b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) within 90 days of the related Asset Sale.

     Within 270 days after the receipt of any Net Proceeds from an Asset Sale, the Company may, at its option:

          (1) apply such Net Proceeds to permanently repay or retire unsubordinated Indebtedness of the Company or any Restricted Subsidiary;

          (2) apply such Net Proceeds to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another business reasonably related to the business of the Company;

          (3) apply such Net Proceeds to make a capital expenditure used or useful in the Company's business;

          (4) apply such Net Proceeds to acquire other long-term assets that are used or useful in the Company's business; or

          (5) enter into a binding agreement with respect to the application of such Net Proceeds described in clauses (2), (3) or (4) above and apply such Net Proceeds pursuant thereto within 360 days of receipt by the Company of such Net Proceeds.

     Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

     Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will make an Asset Sale Offer to all Holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

     The Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

SELECTION AND NOTICE

     If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

          (1) if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

          (2) if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

     No Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

     If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

FALL-AWAY EVENT

     The obligations of the Company and its Restricted Subsidiaries to comply with the provisions of the Indenture described under the captions "Repurchase at the Option of the Holders -- Change of Control," "-- Certain
Covenants -- Restricted Payments," "-- Incurrence of Indebtedness and Issuance of Preferred Stock," "-- Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries," "-- Issuances of Guarantees by Domestic Restricted Subsidiaries," "-- Limitation on Issuance and Sale of Equity Interests in Restricted Subsidiaries," "-- Sale and Leaseback Transactions" and "-- the Transactions with Affiliates," and the requirement set forth under clause (4) of the first paragraph under "-- Merger, Consolidation, or Sale of Assets," will terminate if and when the Notes shall achieve Investment Grade Status (a "Fall-Away Event"). As a result, upon the occurrence of a Fall-Away Event, the Notes will be entitled to limited covenant protection.

CERTAIN COVENANTS

  Restricted Payments

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable (a) in Equity Interests (other than Disqualified Stock) of the Company or (b) to the Company or a Restricted Subsidiary of the Company);

          (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company or any Restricted Subsidiary of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company);

          (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or the Subsidiary Guarantees, except a payment of interest or principal to a Wholly Owned Restricted Subsidiary of the Company or at the Stated Maturity thereof; or

          (4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

          (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable eight-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the

     Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock;" and

          (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (1), (2), (3) and (7) of the next succeeding paragraph) is less than the sum, without duplication, of

             (a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter beginning immediately prior to the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

             (b) 100% of the aggregate net cash proceeds received by the Company since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of the Company), plus

             (c) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

             (d) if any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the fair market value of such redesignated Subsidiary (as determined in good faith by the Board of Directors) as of the date of its redesignation, not to exceed in the case of any Subsidiary the amount of Restricted Investments previously made by the Company or any of its Restricted Subsidiaries in such Unrestricted Subsidiary (subsequent to the date of the Indenture) which were treated as Restricted Payments (other than any such Restricted Payment that was made pursuant to the provisions of paragraphs (1) through (6) below).

     The preceding provisions will not prohibit the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture. In addition, so long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

          (1) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Restricted Subsidiary or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or Indebtedness of the Company which is subordinate or junior in right of payment to the Notes and has a Weighted Average Life to Maturity no less than that of the Indebtedness being refinanced; provided, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

          (2) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; provided, that the amount of any such net cash proceeds that are utilized for any such defeasance, redemption, repurchase or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

          (3) Investments made out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of Equity Interests (other than Disqualified Stock) of the Company; provided, that the amount of any such net cash proceeds that are utilized for any such Investment shall be excluded from clause (3)(b) of the preceding paragraph;

          (4) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis so long as the Company or one of its Restricted Subsidiaries receives at least a pro rata share (and in like form) of the dividend or distribution in accordance with its common Equity Interests;

          (5) the payment by the Company of cash dividends on its common stock in an aggregate amount up to $5.0 million per year;

          (6) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the management or the Board of Directors of the Company or any Restricted Subsidiary pursuant to any equity subscription agreement, stock option agreement or similar agreement approved by the Board of Directors of the Company; provided, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $500,000 in any twelve-month period;

          (7) the redemption of the 10 7/8% Senior Subordinated Notes of the Company outstanding on the date of the Indenture with the net cash proceeds from the issuance of the Notes within 60 days following the date of the Indenture; and

          (8) other Restricted Payments in an aggregate amount not to exceed $50 million.

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors and set forth in a resolution. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing or appraisal firm acceptable to the Trustee if the fair market value exceeds $25.0 million. Not later than the date of making any Restricted Payment with a fair market value in excess of $25.0 million, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a description and amounts of all Restricted Payments made by the Company pursuant to this "Restricted Payments" covenant since the date of the most recently delivered Officers' Certificate pursuant to this paragraph (or, if none, the date of the Indenture), together with a copy of any fairness opinion or appraisal required by the Indenture.

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired
Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired
Debt) or issue Disqualified Stock, and the Domestic Restricted Subsidiaries and any other Guarantors may incur Indebtedness or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company's most recently ended eight full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such preferred stock or Disqualified Stock is issued would have been at least
2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such eight-quarter period.

     The first paragraph of this covenant will not prohibit the incurrence or issuance of any of the following items of Indebtedness or preferred stock (collectively, "Permitted Debt"):

          (1) the incurrence by the Company or any Guarantor of Indebtedness pursuant to Existing U.S. Credit Facilities (and any replacements, renewals, refinancings, extensions or amendments of any thereof) in an aggregate principal amount at any one time outstanding as of the date of any such incurrence under this clause (1) not to exceed an amount equal to $485.0 million, less the aggregate amount of all Net Proceeds of Asset Sales (other than a sale of all or a substantial portion of the assets used in or related to the Turkey Operations) applied by the Company or any of its Subsidiaries to repay Indebtedness incurred under this clause (1) pursuant to the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales";

          (2) the incurrence by the Company or any Guarantor of Indebtedness pursuant to a revolving credit facility under the Existing U.S. Credit Facilities (and any replacements, renewals, refinancings, extensions or amendments of any thereof) in an aggregate principal amount outstanding at any one time as of the date of any such incurrence under this clause (2) not to exceed the Domestic Borrowing Base;

          (3) the incurrence of Indebtedness by the Foreign Restricted Subsidiaries pursuant to the Existing Foreign Credit Facility (and any replacements, renewals, refinancings, extensions or amendments thereof) in an aggregate principal amount outstanding at any one time as of the date of any such incurrence under this clause (3) not to exceed the greater of (x) $30.0 million and (y) the Foreign Borrowing Base;

          (4) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes to be issued on the date of the Indenture (including, in each case, any Subsidiary Guarantees);

          (5) the incurrence by the Company or any of its Restricted Subsidiaries of purchase money obligations incurred in the ordinary course of business in an amount outstanding at any one time as of the date of any such incurrence not to exceed 75% of the purchase price or fair market value of the asset purchased, acquired or constructed;

          (6) the incurrence by the Company or any of its Restricted Subsidiaries of Capital Lease Obligations incurred in the ordinary course of business in an amount outstanding at any one time as of the date of any such incurrence not to exceed 5% of the Company's Consolidated Tangible Net Worth;

          (7) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations pursuant to which the Company or the Restricted Subsidiary has hedged against its actual exposure to fluctuations in interest rates, currency values or commodity prices;

          (8) the incurrence by the Company or any Guarantor of up to $25.0 million aggregate principal amount of Indebtedness to the Camp County Industrial Development Corporation pursuant to that certain Loan Agreement (the "Camp County Loan Agreement"), dated as of June 15, 1999, between the Company and the Camp County Industrial Development Corporation, including the incurrence by the Company or any Guarantor of Indebtedness to Harris Trust and Savings Bank pursuant to the Reimbursement Agreement dated June 15, 1999 between the Company and Harris Trust and Savings Bank, or under any irrevocable letter of credit, surety bond, insurance policy or other similar instrument issued by any Person to support the Company's or any Guarantor's Obligations pursuant to the Camp County Loan Agreement or in connection with the related bonds issued by the Camp County Industrial Development Corporation (and reimbursement and similar agreements in respect thereof) and any Permitted Refinancing Indebtedness relating thereto; provided, that such $25.0 million and any corresponding credit enhancement or reimbursement obligation with respect thereto shall be reduced by any prepayments or scheduled payments under the Camp County Loan Agreement;

          (9) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding under this clause (9) not to exceed $75 million;

          (10) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (1),
     (2), (3), (5), (6), (8) or (13) of this paragraph;

          (11) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

             (a) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Subsidiary Guarantee, in the case of a Guarantor; and

             (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (11);

          (12) the guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant and, in the case of a Domestic Restricted Subsidiary, the provisions of the covenant set forth under the caption "-- Issuances of Guarantees by Domestic Restricted Subsidiaries";

          (13) Indebtedness of the Company to the extent the net proceeds thereof are promptly (a) used to purchase Notes tendered in a Change of Control Offer made as a result of a Change of Control in accordance with the Indenture or (b) deposited to defease the Notes as described under "-- Legal Defeasance and Covenant -- Defeasance";

          (14) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued; and

          (15) the issuance of preferred stock to the Company or a Wholly Owned Restricted Subsidiary.

     For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, (a) in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant; provided, that (x) Indebtedness outstanding under the Existing U.S. Credit Facilities on the date of this Indenture will be deemed to have been incurred on such date in reliance on the exception provided in clauses (1) and (2), as applicable, of the definition of Permitted Debt above and (y) Indebtedness outstanding under Existing Foreign Credit Facility on the date of this Indenture will be deemed to have been incurred on such date in reliance on the exception provided in clause (3) of the definition of Permitted Debt above, and (b) with respect to Indebtedness denominated in a currency other than United States dollars, the Company or any of its

Restricted Subsidiaries shall not have been deemed to incur Indebtedness solely as a result of fluctuations in the exchange rates of currencies.

  Liens

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables on any asset now owned or hereafter acquired, except Permitted Liens, unless, contemporaneously therewith or prior thereto, effective provision shall be made whereby the Notes are secured equally and ratably with (or prior to) such other Indebtedness, Attributable Debt or trade payables, as applicable, or, in the event that such Indebtedness, Attributable Debt or trade payables is subordinate in right of payment to the Notes, prior to such Indebtedness, Attributable Debt or trade payables, as applicable.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

          (2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

          (3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

     However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1) Existing Credit Facilities as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such Existing Credit Facilities, as in effect on the date of the Indenture;

          (2) the Indenture and the Notes and, if any, the Additional Notes;

          (3) applicable law;

          (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided, that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

          (5) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

          (6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

          (7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

          (8) Permitted Refinancing Indebtedness, provided, that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

          (9) Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien;

          (10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

          (11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

          (12) customary restrictions imposed on any Securitization Subsidiary in connection with a Permitted Securitization Program, including, without limitation, those imposed on Pilgrim's Pride Funding Corporation on the date of the Indenture.

  Merger, Consolidation, or Sale of Assets

     The Company may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

          (1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

          (2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to agreements reasonably satisfactory to the Trustee;

          (3) immediately after such transaction no Default or Event of Default exists;

          (4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable eight-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock;" and

          (5) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such merger, consolidation or sale of assets and such supplemental indenture, if any, comply with the Indenture.

     In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This "Merger, Consolidation, or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Wholly Owned Restricted Subsidiaries.

  Transactions with Affiliates

     The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

          (1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or is approved by a majority of the disinterested members of the Board of Directors; and

          (2) (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, such determination shall be set forth in a resolution adopted by the Board of Directors stating that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

          (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, the Board of Directors has received an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing or appraisal firm acceptable to the Trustee.

     The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1) any transaction entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with past practices;

          (2) any transaction entered into by the Company and any of its Restricted Subsidiaries or between any of the Restricted Subsidiaries;

          (3) transactions with a Person that is an Affiliate of the Company solely because the Company owns an Equity Interest in such Person;

          (4) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company and reasonable indemnification arrangements; and

          (5) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments."

  Issuances of Guarantees by Domestic Restricted Subsidiaries

     The Company will not permit any Domestic Restricted Subsidiary, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless
(i) such Domestic Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a guarantee of payment of the Notes by such Restricted Subsidiary and (ii) such Domestic Restricted Subsidiary waives and will not in any manner whatsoever claim, or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Domestic Restricted Subsidiary under its Subsidiary Guarantee until the Notes have been paid in full. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee, or (B) subordinated to the Notes, then the guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

     Notwithstanding the foregoing, any such Subsidiary Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged if such Guarantor sells or otherwise disposes of all or substantially all of its assets to, or consolidates with or merges with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, in compliance with the terms described above in the fourth paragraph under the caption "-- Subsidiary Guarantees."

  Sale and Leaseback Transactions

     The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction, unless:

          (1) the Company could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock";

          (2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors, of the property that is the subject of that sale and leaseback transaction; and

          (3) the transfer of assets in that sale and leaseback transaction is permitted by, and the Company applies the Net Proceeds of such transaction in compliance with, the covenant described above under the caption
     "-- Repurchase at the Option of Holders -- Asset Sales."

  Limitation on the Issuance and Sale of Equity Interests in Restricted Subsidiaries

     The Company will not sell, and will not permit any Restricted Subsidiaries, directly or indirectly, to issue or sell any Equity Interests of a Restricted Subsidiary except:

          (1) to the Company or a Wholly Owned Restricted Subsidiary;

          (2) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of Foreign Restricted Subsidiaries, to the extent required by applicable law;

          (3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "-- Restricted Payments" covenant if made on the date of such issuance or sale; or

          (4) sales of Common Stock (including options, warrants or other rights to purchase shares of such Common Stock) of a Restricted Subsidiary by the Company or a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary applies the Net Proceeds of any such sale in accordance with "Repurchase at the Option of Holders -- Asset Sales" above.

  Designation of Restricted and Unrestricted Subsidiaries

     The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated an Unrestricted Subsidiary, all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and either will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "-- Restricted Payments" or will at the time of such designation qualify as a Permitted Investment, as the Company shall determine. All such outstanding Investments will be valued at their fair market value at the time of such designation. That designation will only be permitted if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default and such redesignation will increase the amount available for Restricted Payments under the first paragraph of the covenant described under the caption "-- Restricted Payments" as provided therein or Permitted Investments, as applicable.

  Payments for Consent

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports

     To the extent not required to be filed with the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, within the time periods specified in the Commission's rules and regulations:

          (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

          (2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

EVENTS OF DEFAULT AND REMEDIES

     Each of the following is an Event of Default:

          (1) default for 30 days in the payment when due of interest on the Notes;

          (2) default in payment when due of the principal of, or premium, if any, on the Notes;

          (3) failure by the Company or any of the Guarantors to comply with the provisions described under the caption "-- Repurchase at the Option of Holders -- Change of Control" or "Certain Covenants -- Merger, Consolidation or Sale of Assets;"

          (4) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions "-- Repurchase at the Option of Holders -- Asset Sales," -- Certain Covenants -- Restricted Payments" and "-- Certain Covenants -- Issuance of Indebtedness and Issuance of Preferred Stock" for 30 days after the date on which the Company has received written notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes specifying such failure and stating that such notice is a "Notice of Default" under the Indenture;

          (5) failure by the Company or any of its Restricted Subsidiaries to comply with any of the other agreements in the Indenture for 60 days after the date on which the Company has received written notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes specifying such failure and stating that such notice is a "Notice of Default" under the Indenture;

          (6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

             (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

             (b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

          (7) failure by the Company or any of its Restricted Subsidiaries to pay final, nonappealable judgments not covered by insurance aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

          (8) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

          (9) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries.

     In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

     Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest, if any) if it determines that withholding notice is in their interest.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company or any Guarantor or the Trustee, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees ("Legal Defeasance") except for:

          (1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, or interest, if any, on such Notes when such payments are due from the trust referred to below;

          (2) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

          (4) the Legal Defeasance provisions of the Indenture.

     In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in United States dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

          (2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4) no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

          (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

          (6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no Holder is an "insider" of the Company under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

          (7) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

          (8) the Company must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

          (1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

          (2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "-- Repurchase at the Option of Holders");

          (3) reduce the rate of or change the time for payment of interest on any Note;

          (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

          (5) make any Note payable in money other than that stated in the Notes;

          (6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on the Notes;

          (7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders");

          (8) cause the Notes to become subordinate in right of payment to any other Indebtedness;

          (9) release any Guarantor from any of its obligations under it Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture; or

          (10) make any change in the preceding amendment and waiver provisions.

     Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

          (1) to cure any ambiguity, defect or inconsistency;

          (2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

          (3) to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets;

          (4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder; or

          (5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY; DELIVERY; FORM

     The Depository Trust Company ("DTC") will act as securities depositary for the Notes. The Notes will be issued as fully-registered Notes, registered in the name of Cede & Co., DTC's partnership nominee. One fully-registered global note certificate will be issued for each $200,000,000 principal amount of Notes or portion thereof, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly

("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identities of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Principal and interest payments on the Notes will be made to Cede & Co. as nominee of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding information from the issuer, trustee or paying agent on the payment date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form registered in "street name," and will be the responsibility of such Participant and not of DTC, the trustee, any paying agent or Pilgrim's Pride, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of Pilgrim's Pride or the trustee or a paying agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the Notes represented by such global note for all purposes of the Notes and the Indenture, as the case may be. Except as described in the next paragraph, owners of beneficial interests in global notes will not be entitled to have the Notes represented by such global notes registered in their names. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC, or its nominee, and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of Notes.

     If DTC notifies Pilgrim's Pride that it is unwilling or unable to continue as depositary or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act, Pilgrim's Pride has agreed to appoint a successor depositary. If such a successor is not appointed by Pilgrim's Pride by the effective date of the resignation of DTC, Pilgrim's Pride will issue Notes in individual certificated form in exchange for the global notes. In addition, Pilgrim's Pride may at any time and in its sole discretion determine that the Notes will no longer be represented by global notes. In that event, Pilgrim's Pride will issue Notes in individual certificated form in exchange for such global notes. In any such case, an owner of a beneficial interest in a global note will be entitled to physical delivery in individual certificated form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in such owner's name. Notes so issued in individual certificated form will be issued in denominations of $1,000 and integral multiples of $1,000.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "ACQUIRED DEBT" means, with respect to any specified Person:

          (1) Indebtedness of any other Person existing at the time such other Person is merged with or into, or became a Subsidiary of, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

          (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings.

     "ASSET SALE" means:

          (1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business; provided, that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption "-- Certain Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

          (2) the issuance of Equity Interests by any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

     Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

          (1) any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

          (2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

          (3) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

          (4) the sale or lease of equipment, inventory, accounts receivable (or interests therein) or other assets in the ordinary course of business or pursuant to a Permitted Securitization Program;

          (5) the sale or other disposition of cash or Cash Equivalents; and

          (6) the sale, lease or other disposition of any assets or rights to the extent constituting a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments."

     "ATTRIBUTABLE DEBT" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

     "BENEFICIAL OWNER" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" shall have a corresponding meaning.

     "BOARD OF DIRECTORS" means either the board of directors of the Company or any duly authorized committee of that board.

     "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

     "CAPITAL STOCK" means:

          (1) in the case of a corporation, corporate stock;

          (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but in any event excluding interests in pools of accounts receivable or inventory sold by a Securitization Subsidiary pursuant to a Permitted Securitization Program.

     "CASH EQUIVALENTS" means:

          (1) United States dollars;

          (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided, that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

          (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

          (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and in each case maturing within six months after the date of acquisition; and

          (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

     "CHANGE OF CONTROL" means the occurrence of any of the following:

          (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any "person" or "group" (as such terms are used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act")) other than a Wholly-Owned Restricted Subsidiary;

          (2) any "person" or "group" (as such terms are used in Section 13(d)(3) of the Exchange Act), other than the Pilgrim Family, becomes the ultimate "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of the Voting Stock of the Company on a fully-diluted basis;

          (3) the adoption of a plan relating to the liquidation or dissolution of the Company;

          (4) the consummation of any transaction (including, without limitation, any merger, consolidation or recapitalization) to which the Company is a party the result of which is that, immediately after such transaction, the holders of all of the outstanding Voting Stock of the Company immediately prior to such transaction hold less than 50.1% of the Voting Stock of the Person surviving such transaction, measured by voting power rather than number of shares; or

          (5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     "CONSOLIDATED CASH FLOW" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

          (1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

          (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

          (3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

          (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

          (5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

     Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company, unless such Restricted Subsidiary is a Guarantor and its Subsidiary Guarantee remains in full force and effect, shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company or a Restricted Subsidiary by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

     "CONSOLIDATED NET INCOME" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that:

          (1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary thereof;

          (2) the Net Income of any Restricted Subsidiary, unless such Restricted Subsidiary is a Guarantor and its Subsidiary Guarantee remains in full force and effect, shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, provided that the aggregate amount of such Net Income that could be paid to the Company or a Restricted Subsidiary by loans or advances or repayments of loans or advances, intercompany transfer or otherwise will be included in Consolidated Net Income;

          (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

          (4) the cumulative effect of a change in accounting principles shall be excluded.

     "CONSOLIDATED TANGIBLE NET WORTH" of any Person means, at any time, for such Person and its Restricted Subsidiaries on a consolidated basis, an amount computed equal to (a) the consolidated stockholders' equity of the Person and its Restricted Subsidiaries, minus, (b) all Intangible Assets of the Person and its Restricted Subsidiaries, in each case as of such time. For the purposes hereof, "Intangible Assets" means intellectual property, goodwill and other intangible assets, in each case determined in accordance with GAAP.

     "CONTINUING DIRECTORS" means, as of any date of determination, any member of the Board of Directors of the Company who:

          (1) was a member of such Board of Directors on the date of the Indenture; or

          (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     "DEBT RATING" means the rating assigned to the Notes by Moody's or S&P, as the case may be.

     "DEFAULT" means any event, act or condition that is, or after notice or with the passage of time or both would be, an Event of Default.

     "DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "-- Certain Covenants -- Restricted Payments."

     "DOMESTIC BORROWING BASE" means, as of a date of determination, the sum of
(i) 85% of the book value of the outstanding accounts receivable of the Company and its Domestic Restricted Subsidiaries (as such accounts receivable would be shown on a consolidated balance sheet of the Company and its Domestic Restricted Subsidiaries prepared in accordance with GAAP), less allowance for doubtful accounts, plus (ii) 80% of the inventory of the Company and its Domestic Restricted Subsidiaries (as such inventory would be shown on a consolidated balance sheet of the Company and its Domestic Restricted Subsidiaries prepared in accordance with GAAP); provided, that for purposes of determining the Domestic Borrowing Base as of a date of determination, any accounts receivable or inventory that has been sold or otherwise transferred to a Securitization Subsidiary pursuant to a Permitted Securitization Program shall not be included in the Domestic Borrowing Base for purposes of the calculation thereof.

     "DOMESTIC RESTRICTED SUBSIDIARY" means any Restricted Subsidiary that was formed under the laws of the United States or any state thereof or the District of Columbia.

     "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "EXISTING CREDIT FACILITIES" means, collectively, the Existing U.S. Credit Facilities and the Existing Foreign Credit Facility.

     "EXISTING FOREIGN CREDIT FACILITY" means the facility evidenced by the Revolving Credit Agreement, by and among Pilgrim's Pride, S.A. de C.V., Avicola Pilgrim's Pride de Mexico, S.A. de C.V., the Company and Comerica Bank, dated March 9, 1998, and the related notes, collateral documents, guarantees and agreements, each as amended through the date of the Indenture.

     "EXISTING U.S. CREDIT FACILITIES" means:

          (1) the facility evidenced by the Second Amended and Restated Note Purchase Agreement by and among the Company, John Hancock Mutual Life Insurance Company and Signature 1A (Cayman), Ltd., dated July 15, 2000, and the related notes, collateral documents, guarantees and agreements, each as amended through the date of the Indenture;

          (2) the facility evidenced by the Amended and Restated Credit Agreement by and among CoBank, ACB, individually and as Agent, Farm Credit Services of America, FLCA, and other Banks thereunder, dated November 16, 2000, and the related notes, collateral documents, guarantees and agreements, each as amended through the date of the Indenture; and

          (3) the facility evidenced by the Second Amended and Restated Secured Credit Agreement, by and among the Company and Harris Trust and Savings Bank, individually and as Agent, and other Banks thereunder, dated November 5, 1999, and the related notes, collateral documents, guarantees and agreements, each as amended through the date of the Indenture.

     "FIXED CHARGES" means, with respect to any specified Person for any period, the sum, without duplication, of:

          (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to

     Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

          (2) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

          (3) the product of (a) all dividends, whether paid or accrued, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of such Person (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person, times
     (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "FIXED CHARGE COVERAGE RATIO" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable eight-quarter reference period.

     In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

          (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the eight-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the eight-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act of 1933, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

          (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

          (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

     "FOREIGN BORROWING BASE" means, as of a date of determination, the sum of
(i) 85% of the book value of the outstanding accounts receivable of the Company's Foreign Restricted Subsidiaries (as such accounts receivable would be shown on a combined balance sheet of the Company's Foreign Restricted Subsidiaries prepared in accordance with GAAP), less allowance for doubtful accounts, plus (ii) 80% of the inventory of the Company's Foreign Restricted Subsidiaries (as such inventory would be shown on a combined balance sheet of the Company's Foreign Restricted Subsidiaries prepared in accordance with GAAP); provided, that for purposes of determining the Foreign Borrowing Base as of a date of determination, any accounts receivable or inventory that has been sold or otherwise transferred to a

Securitization Subsidiary pursuant to a Permitted Securitization Program shall not be included in the Foreign Borrowing Base for purposes of the calculation thereof.

     "FOREIGN RESTRICTED SUBSIDIARY" means any Restricted Subsidiary that is not a Domestic Restricted Subsidiary and with respect to which more than 80% of its assets (determined on a consolidated basis in accordance with GAAP) are located in territories and jurisdictions outside of the United States of America.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

     "GUARANTEE" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

     "GUARANTORS" means any Restricted Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture and their respective successors and assigns.

     "HEDGING OBLIGATIONS" means, with respect to any specified Person, the obligations of such Person under:

          (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and other agreements or arrangements designed to protect such Person against fluctuations in interest rates;

          (2) any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in currency values; and

          (3) any commodity futures or option contract or other similar commodity hedging contract designed to protect such person against fluctuations in commodity prices.

     "INDEBTEDNESS" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

          (1) borrowed money;

          (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (other than obligations with respect to letters of credit securing obligations (other than obligations described in clause (1), (2) and (4)) entered into in the ordinary course of business of such Person to the extent that such letters of credit are not drawn upon);

          (3) banker's acceptances;

          (4) representing Capital Lease Obligations;

          (5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable incurred in the ordinary course of business; or

          (6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

     The amount of any Indebtedness outstanding as of any date shall be:

          (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

          (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "INVESTMENT GRADE STATUS" exists as of a date if at such date (i) the Debt Rating of Moody's is at least Baa3 (or the equivalent) or higher and (ii) the Debt Rating of S&P is at least BBB- (or the equivalent) or higher.

     "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Certain Covenants -- Restricted Payments." The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Certain Covenants -- Restricted Payments." In addition, the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an "Investment" made by the Company in such Unrestricted Subsidiary.

     "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

     "MOODY'S" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

     "NET INCOME" means, with respect to any specified Person, the net income
(loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

          (1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale; or
     (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

          (2) any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

     "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness.

     "NON-RECOURSE DEBT" means Indebtedness:

          (1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),
     (b) is directly or indirectly liable as a guarantor or otherwise or (c) constitutes the lender; and

          (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "PERMITTED INVESTMENTS" means:

          (1) any Investment in the Company or in a Restricted Subsidiary of the Company;

          (2) any Investment of receivables owing to the Company or any of its Restricted Subsidiaries, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms (provided, that nothing in this clause (2) shall prevent the Company or any Restricted Subsidiary from offering such concessionary trade terms as management deems reasonable in the circumstances);

          (3) any Investment in Cash Equivalents;

          (4) any Investment of Capital Stock, Obligations or other securities of any Person received by the Company or any of its Restricted Subsidiaries in settlement of Obligations created in the ordinary course of business and owing to the Company or such Restricted Subsidiary;

          (5) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

             (a) such Person becomes a Restricted Subsidiary of the Company; or

             (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

          (6) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption
     "-- Repurchase at the Option of Holders -- Asset Sales";

          (7) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

          (8) Hedging Obligations, provided, that such Hedging Obligations constitute Permitted Debt permitted by clause (7) of the second paragraph under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock;"

          (9) Investments in a Person arising from the sale or transfer of assets primarily used in or related to, or Equity Interests of a Subsidiary of the Company whose assets primarily consist of those used in or related to, the Turkey Operations in connection with a joint venture including such Turkey Operations with a third party; and

          (10) other Investments made after the date of the Indenture in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) that are at the time outstanding, not to exceed $35 million.

     "PERMITTED LIENS" means:

          (1) Liens on the assets of the Company and its Restricted Subsidiaries securing Indebtedness and other Obligations (in addition to those referred to in clauses (2) through (12) of this definition) to the extent that such Indebtedness (a) was outstanding on the date of the Indenture or was permitted to be incurred by the covenant entitled "-- Certain
     Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" at the time of such incurrence and (b) at the time of such incurrence did not exceed an aggregate principal amount outstanding at any one time of the greater of (x) $485.0 million less the aggregate amount of all Net Proceeds of Asset Sales (other than a sale of all or a substantial portion of the assets used in the Turkey Operations), applied by the Company or any of its Subsidiaries to repay Indebtedness incurred pursuant to clause (1) of the second paragraph of the covenant entitled "-- Certain
     Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" pursuant to the covenant described under the caption "-- Repurchase at the Option of Holders -- Asset Sales" and (y) 75% of the fair market value of property, plant, equipment and intangibles (excluding goodwill) of the Company and its consolidated Restricted Subsidiaries;

          (2) Liens on the assets of the Company and any Restricted Subsidiary securing Indebtedness and other Obligations to the extent that such Indebtedness is permitted to be incurred by clauses (2), (3) and (13)(b) of the second paragraph of the covenant entitled "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock;"

          (3) Liens on the assets of the Company and any Restricted Subsidiary securing Permitted Refinancing Indebtedness to the extent that (a) such Permitted Refinancing Indebtedness is permitted to be incurred by clause
     (10) of the second paragraph of the covenant entitled "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," and (b) such Permitted Refinancing Indebtedness was incurred to refinance Indebtedness outstanding under clauses (1), (2), (3) or (13)(b) of such paragraph;

          (4) Liens in favor of the Company or its Restricted Subsidiaries;

          (5) Liens on property of a Person existing at the time such Person is acquired by, merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided, that such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those of the Person acquired by, merged into or consolidated with the Company or the Restricted Subsidiary;

          (6) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided, that such Liens were in existence prior to the contemplation of such acquisition;

          (7) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

          (8) Liens to secure Indebtedness permitted by clauses (5), (6) and (8) of the second paragraph of the covenant entitled "-- Certain
     Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" (or Permitted Refinancing Indebtedness relating thereto, provided that the principal amount of the Indebtedness secured does not increase and the Liens do not extend to other property or assets) covering only the assets acquired with such Indebtedness;

          (9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

          (10) Liens on accounts receivable or inventory of a Securitization Subsidiary or rights with respect thereto in connection with a Permitted Securitization Program;

          (11) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Hedging Obligations designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

          (12) Liens on the property of Foreign Restricted Subsidiaries and on intercompany Indebtedness to the Company to secure Indebtedness permitted by clause (12) of the second paragraph of the covenant entitled "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (13) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding.

     "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided, that:

          (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable), of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all customary expenses and premiums incurred in connection therewith); provided, however, that with respect to Indebtedness denominated in currency other than United States dollars, if the principal amount of such Indebtedness is extended, refinanced, renewed, replaced, defeased or refunded with Indebtedness denominated in the same foreign currency and not exceeding the principal amount (or accreted value, if applicable) thereof in such denomination of foreign currency, then it shall not be deemed to have exceeded the principal amount (or accreted value, if applicable) of the refinanced Indebtedness solely as a result of fluctuations in the exchange rate of such foreign currency;

          (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

          (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

          (4) such Indebtedness is incurred either by the Company or a Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "PERMITTED SECURITIZATION PROGRAM" means a transaction or series of transactions (including amendments, supplements, extensions, renewals, replacements, refinancings or modifications thereof) pursuant to which a Securitization Subsidiary purchases accounts receivable or inventory from the Company or any Restricted Subsidiary and finances or sells such accounts receivables or inventory or fractional interests therein; provided, that (i) the Board of Directors shall have determined in good faith that such Permitted Securitization Program is economically fair and reasonable to the Company and the Securitization Subsidiary, (ii) all sales of accounts receivable or inventory by the Securitization Subsidiary are made at fair market value (as determined in good faith by the Board of Directors), (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors), (iv) no portion of the Indebtedness of a Securitization Subsidiary shall be Guaranteed Indebtedness or is recourse to the Company or any Restricted Subsidiary (other than to such Securitization Subsidiary and other than recourse for customary representations, warranties, covenants and indemnities) and (v) neither the Company nor any Subsidiary (other than the Securitization Subsidiary) has any obligation to maintain or preserve the Securitization Subsidiary's financial condition.

     "PILGRIM FAMILY" means Lonnie A. "Bo" Pilgrim, his spouse, his issue, his estate and any trust, partnership or other entity primarily for the benefit of him, his spouse and/or issue.

     "PUBLIC EQUITY OFFERING" means a public offering and sale of Capital Stock (other than Disqualified Capital Stock) for cash made on a primary basis by the Company after the date of the Indenture.

     "RESTRICTED INVESTMENT" means an Investment other than a Permitted Investment.

     "RESTRICTED SUBSIDIARY" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     "S&P" means Standard & Poor's Ratings Group, a division of McGraw Hill, or any successor to the rating agency business thereof.

     "SECURITIZATION SUBSIDIARY" means a Restricted Subsidiary or an Unrestricted Subsidiary of the Company which is established for the limited purpose of acquiring and financing or selling (including, without limitation, interests therein) accounts receivable or inventory and engaging in activities ancillary thereto.

     "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as such Regulation is in effect on the date hereof.

     "STATED MATURITY" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "SUBSIDIARY" means, with respect to any specified Person:

          (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or
     (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

     "TURKEY OPERATIONS" means the Company's and/or its Restricted Subsidiaries' turkey operations as substantially constituted on the date of the Indenture.

     "UNRESTRICTED SUBSIDIARY" means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

          (1) has no Indebtedness other than Non-Recourse Debt;

          (2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

          (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

          (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

     Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the eight-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

     "U.S. GOVERNMENT OBLIGATIONS" means direct noncallable obligations of, or noncallable obligations the payment of principal of and interest on which is guaranteed by, the United States of America, or to the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged, or beneficial interests in a trust the corpus of which consists exclusively of money or such obligations or a combination thereof.

     "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

          (2) the then outstanding principal amount of such Indebtedness.

     "WHOLLY OWNED RESTRICTED SUBSIDIARY" of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares and shares issued to other Persons to comply with local law that collectively do not constitute more than 5% of all of the Capital Stock ordinarily having the power to vote for the election of directors of such Restricted Subsidiary) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

     "WORKING CAPITAL" means, as of the date of determination, an amount equal to the current assets of a Person and its consolidated Subsidiaries, minus the current liabilities of such Person and its consolidated Subsidiaries, in each case as determined in accordance with GAAP.

                                  UNDERWRITING

     We have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are acting as representatives, the following respective principal amounts of the
Notes:

                        UNDERWRITER:                          PRINCIPAL AMOUNT
                        ------------                          ----------------
Credit Suisse First Boston Corporation......................    $ 68,260,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........      43,880,000
Morgan Stanley & Co. Incorporated...........................      43,880,000
J.P. Morgan Securities Inc. ................................      30,420,000
A.G. Edwards & Sons, Inc. ..................................       4,880,000
BMO Nesbitt Burns Corp......................................       4,340,000
SunTrust Robinson Humphrey Capital Markets, a division of
  SunTrust Capital Markets, Inc.............................       4,340,000
                                                                ------------
             Total..........................................    $200,000,000
                                                                ============

     The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of Notes may be terminated.

     One or more underwriters, or their affiliates, may engage in electronic offers and sales of the Notes by making available a prospectus in electronic format on their web sites. Other than the prospectus in electronic format, the information on the web sites of the underwriters or their affiliates is not intended to be part of this prospectus supplement. The underwriters may agree to allocate Notes for sale to their, or their affiliates', online brokerage account holders.

     We estimate that our out of pocket expenses for this offering will be approximately $1.4 million.

     The Notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the Notes. However, they are not obligated to do so and may discontinue making a secondary market for the Notes at any time without notice. No assurance can be given as to how liquid the trading market for the Notes will be.

     We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

     - Over-allotment involves sales by the underwriters of Notes in excess of the principal amount of the Notes the underwriters are obligated to purchase, which creates a syndicate short position.

     - Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

     Some of the underwriters and their affiliates have provided, and may in the future from time to time provide, investment banking and banking services to Pilgrim's Pride, and may in the future receive customary fees. An affiliate of J.P. Morgan Securities Inc. will serve as Trustee under the Indenture pursuant to which the Notes will be issued.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Notes are made. Any resale of the Notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

     By purchasing the Notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - The purchaser is entitled under applicable provincial securities laws to purchase the Notes without the benefit of a prospectus qualified under those securities laws,

     - Where required by law, that the purchaser is purchasing as principal and not as agent, and

     - The purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for Notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Notes in their particular circumstances and about the eligibility of the Notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the Notes, as well as certain other legal matters, will be passed upon for us by Baker & McKenzie, Dallas, Texas. Certain legal matters in connection with the offering of the Notes will be passed upon for the Underwriters by Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York.

PROSPECTUS
$400,000,000

                                                       PILGRIM'S PRIDE CORPORATION
       [PILGRIM'S PRIDE LOGO]                       DEBT SECURITIES, PREFERRED STOCK,
                                                           CLASS A COMMON STOCK
                                                         AND CLASS B COMMON STOCK

     By this prospectus, we may offer and sell from time to time in one or more series or classes the following securities:

     - shares of our Class A Common Stock;

     - shares of our Class B Common Stock;

     - shares of our preferred stock; or

     - our unsecured debt securities.

     The aggregate initial offering price of the securities that we may issue pursuant to this prospectus will not exceed $400,000,000. Our Class A Common Stock is listed for trading on the New York Stock Exchange under the symbol "CHX.A" and our Class B Common Stock is listed for trading on the New York Stock Exchange under the symbol "CHX." On August 5, 1999, the last reported sale price of our Class A Common Stock on the New York Stock Exchange was $12.125, and the last reported sale price of our Class B Common Stock on the New York Stock Exchange was $13.75.

     We may offer the offered securities in amounts, at prices and on terms determined at the time of the offering. We will provide you with specific terms of the applicable offered securities in supplements to this prospectus.

     You should read this prospectus and any prospectus supplement carefully before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

     We may offer these securities in any of the following ways:

     - directly to investors or to other purchasers;

     - through agents;

     - through dealers; or

     - through one or more underwriters or a syndicate of underwriters in an underwritten offering.

     Additional information on our plan of distribution can be found inside under "Plan of Distribution."

     INVESTING IN THE OFFERED SECURITIES INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER CAREFULLY BEFORE DECIDING TO INVEST IN THE SECURITIES OFFERED BY THIS PROSPECTUS.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is September 1, 1999.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Risk Factors................................................     2
Special Note Regarding Forward-Looking Statements...........     5
About This Prospectus.......................................     5
Where You Can Find More Information.........................     6
The Company.................................................     7
Use of Proceeds.............................................     7
Ratio of Earnings to Fixed Charges..........................     8
Description of Debt Securities..............................     8
Description of Equity Securities............................    15
Certain Provisions of the Certificate of Incorporation,
  Bylaws and Statutes.......................................    18
Plan of Distribution........................................    20
Legal Matters...............................................    21
Experts.....................................................    21

                                  RISK FACTORS

     Before you invest in our securities, you should consider carefully the following factors, in addition to the other information contained in this prospectus and in any applicable prospectus supplement.

CYCLICALITY AND COMMODITY PRICES -- INDUSTRY CYCLICALITY CAN AFFECT OUR EARNINGS, ESPECIALLY DUE TO FLUCTUATIONS IN COMMODITY PRICES OF FEED INGREDIENTS AND CHICKEN.

     Profitability in the chicken industry can be materially affected by the commodity prices of feed ingredients and the commodity prices of chicken and chicken parts. These commodity prices are determined largely by balances in supply and demand. As a result of fluctuations in these commodity prices, the chicken industry as a whole has been characterized by cyclical earnings.

     High feed ingredient prices have had a material adverse effect on our operating results in the past. We periodically seek, to the extent available, to enter into advance purchase commitments and/or financial hedging contracts for the purchase of feed ingredients in an effort to manage our feed ingredient costs. The use of such instruments may not be successful.

SUBSTANTIAL LEVERAGE -- OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER DEBT SECURITIES.

     We presently have, and expect to continue to have, a substantial amount of indebtedness. Our substantial indebtedness could have important consequences to you. For example, it could:

     - make it more difficult for us to satisfy our obligations under our indebtedness, including our debt securities;

     - increase our vulnerability to general adverse economic conditions;

     - limit our ability to obtain necessary financing and to fund future working capital, capital expenditures and other general corporate requirements;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and for other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - place us at a competitive disadvantage compared to our competitors that have less debt;

     - limit our ability to pursue acquisitions and sell assets;

     - make us vulnerable to increases in interest rates because a substantial portion of our borrowings are at variable interest rates; and

     - limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds, and failing to comply with those covenants could result in an event of default or require redemption of indebtedness. Either of these events could have a material adverse effect on us.

     Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which is dependent on various factors. These factors include the commodity prices of feed ingredients, chicken and chicken parts and general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

ADDITIONAL BORROWINGS AVAILABLE -- DESPITE OUR SUBSTANTIAL INDEBTEDNESS, WE MAY STILL BE ABLE TO INCUR SIGNIFICANTLY MORE DEBT. THIS COULD INTENSIFY THE RISKS DESCRIBED ABOVE.

     Despite our substantial indebtedness, we are not prohibited from incurring additional indebtedness in the future. If additional debt is added to our current debt levels, the related risks that we now face could intensify.

FOREIGN OPERATIONS RISKS -- OUR FOREIGN OPERATIONS POSE SPECIAL RISKS TO OUR BUSINESS AND OPERATIONS.

     We have substantial operations and assets located in Mexico. Foreign operations are subject to a number of special risks, including among other risks:

     - Currency exchange rate fluctuations;

     - Trade barriers;

     - Exchange controls;

     - Expropriation; and

     - Changes in laws and policies, including those governing foreign-owned operations.

     Currency exchange rate fluctuations have adversely affected us in the past. Exchange rate fluctuations or one or more other risks may have a material adverse effect on our business or operations in the future.

     Our operations in Mexico are conducted through subsidiaries organized under the laws of Mexico. We may rely in part on intercompany loans and distributions from our subsidiaries to meet our obligations. Claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over our claims. Additionally, the ability of our Mexican subsidiaries to make payments and distributions to us will be subject to, among other things, Mexican law. In the past, these laws have not had a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions. However, laws such as these may have a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions in the future.

GOVERNMENT REGULATION -- REGULATION, PRESENT AND FUTURE, IS A CONSTANT FACTOR AFFECTING OUR BUSINESS.

     The chicken industry is subject to federal, state and local governmental regulation, including in the health and environmental areas. We anticipate increased regulation by various agencies concerning food safety, the use of medications in feed formulations and the disposal of chicken by-products and wastewater discharges. Unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future.

CONTROL OF VOTING STOCK -- VOTING CONTROL OVER PILGRIM'S PRIDE IS MAINTAINED BY LONNIE "BO" PILGRIM AND LONNIE KEN PILGRIM.

     Through a limited partnership of which they are the only general partners, Lonnie "Bo" Pilgrim and his son Lonnie Ken Pilgrim have voting control of 60.8% of the voting power of our outstanding common stock. They are therefore in a position to control the outcome of all actions requiring stockholder approval, including the election of directors. This ensures their ability to control the future direction and management of Pilgrim's Pride. If Lonnie "Bo" Pilgrim and certain members of his family cease to own at least a majority of the voting power of the outstanding common stock, it will constitute an event of default under certain agreements relating to our indebtedness.

RISKS ASSOCIATED WITH TAX STATUS -- POTENTIAL PAYMENT OF DEFERRED TAXES MAY AFFECT OUR CASH FLOW.

     Before July 2, 1988, we used the cash method of accounting for income tax purposes. Pursuant to changes in the laws enacted by the Revenue Act of 1987, we were required to change our method of accounting for federal income tax purposes from the cash method to the accrual method. As a consequence of this change in our accounting method, we were permitted to create a "suspense account" in the amount of approximately $89.7 million. The money in the suspense account represents deferred income arising from our prior use of the cash method of accounting.

     Beginning in fiscal 1998, we are generally required to include 1/20th of the amount in the suspense account, or approximately $4.5 million, in taxable income each year for the next 20 years. As of September 26, 1998, the balance in the suspense account was approximately $85.2 million. However, the full amount must be included in taxable income in any year that Pilgrim's Pride ceases to be a "family corporation." We will cease to be a "family corporation" if Lonnie "Bo" Pilgrim's family ceases to own at least 50% of the total combined voting power of all classes of stock entitled to vote. If that occurs, we would be required to recognize the balance of the suspense account in taxable income.

     Currently there exists no plan or intention on the part of Lonnie "Bo" Pilgrim's family to transfer enough Pilgrim's Pride stock so that we cease to qualify as a family corporation. However, this may happen and the suspense account might be required to be included in our taxable income.

SIGNIFICANT COMPETITION -- COMPETITION IN THE CHICKEN INDUSTRY WITH OTHER VERTICALLY-INTEGRATED CHICKEN COMPANIES, ESPECIALLY COMPANIES WITH GREATER RESOURCES, MAY MAKE US UNABLE TO COMPETE SUCCESSFULLY IN OUR INDUSTRY, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND OUR ABILITY TO SATISFY OUR OBLIGATIONS UNDER THE DEBT SECURITIES.

     The chicken industry is highly competitive. Some of our competitors have greater financial and marketing resources than us. In both the United States and Mexico, we primarily compete with other vertically integrated chicken companies.

     In general, the competitive factors in the U.S. chicken industry include:

     - Price;

     - Product quality;

     - Brand identification;

     - Breadth of product line; and

     - Customer service.

     Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail market, we believe that competition is based on product quality, brand awareness and customer service. Further, there is some competition with non-vertically integrated further processors in the U.S. prepared food business.

     In Mexico, where product differentiation has traditionally been limited, product quality and price have been the most critical competitive factors. Additionally, the North American Free Trade Agreement, which went into effect on January 1, 1994, requires annual reductions in tariffs for chicken and chicken products in order to eliminate those tariffs by January 1, 2003. As those tariffs are reduced, increased competition from chicken imported into Mexico from the U.S. may have a material adverse effect on the Mexican chicken industry in general, or on our Mexican operations in particular.

RISKS ASSOCIATED WITH YEAR 2000 COMPLIANCE -- YEAR 2000 ISSUES, AFFECTING OUR COMPUTER SYSTEMS AND THE SYSTEMS OF THIRD PARTIES UPON WHICH WE RELY, MAY ADVERSELY AFFECT OUR BUSINESS.

     We are highly dependent on our computer software programs and operating programs in operating our business. We also depend on the proper functioning of computer systems of third parties. Problems resulting from the Year 2000 issue could cause:

     - Business interruptions or shut-downs;

     - Financial loss;

     - Regulatory actions;

     - Reputational harm; or

     - Legal liability.

Any of these could have a material adverse effect on our business.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Statements of our intentions, beliefs, expectations or predictions for the future, denoted by the words "anticipate," "believe," "estimate," "expect," "project," "imply," "intend," "foresee" and similar expressions, are forward-looking statements that reflect our current views about future events and are subject to risks, uncertainties and assumptions. Such risks, uncertainties and assumptions include those identified in the "Risk Factors" section of this prospectus and the following:

     - matters affecting the chicken industry generally, including fluctuations in the commodity prices of feed ingredients and chicken;

     - management of our cash resources, particularly in light of our substantial leverage;

     - restrictions imposed by, and as a result of, our substantial leverage;

     - currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations; and

     - changes in laws or regulations affecting our operations, as well as competitive factors and pricing pressures.

Actual results could differ materially from those projected in these forward-looking statements as a result of these factors, many of which are beyond our control.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under this shelf process, we may offer up to $400,000,000 of the debt securities, preferred stock, Class A Common Stock and Class B Common Stock described in this prospectus in one or more offerings. In this prospectus we will refer to our Class A Common Stock and Class B Common Stock collectively as the "common stock" and our debt securities, preferred stock and common stock collectively as the "securities."

     This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement. The prospectus supplement will describe the specific terms of the securities being offered. The prospectus supplement may also add, update or change the information in this prospectus. Please carefully read this prospectus and the applicable prospectus supplement together with the information contained in the documents referred to under the heading "Where You Can Find More Information."

     You should only rely on the information contained or incorporated by reference in this prospectus and in any applicable prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room and at the SEC's regional offices located as follows:

    Public Reference Room        New York Regional Office         Chicago Regional Office
   450 Fifth Street, N.W.          7 World Trade Center               Citicorp Center
   Washington, D.C. 20549               Suite 1300                500 West Madison Street
                                 New York, New York 10048               Suite 1400
                                                               Chicago, Illinois 60661-2511

     You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's Web site at http://www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we complete our sale of the securities to the public:

     - our Annual Report on Form 10-K for the year ended September 26, 1998, as amended by Form 10-K/A filed August 10, 1999;

     - our Quarterly Reports on Form 10-Q for the quarter ended January 2, 1999, as amended by Form 10-Q/A filed August 10, 1999, for the quarter ended April 3, 1999, as amended by Form 10-Q/A filed May 14, 1999 and as further amended by Form 10-Q/A filed August 10, 1999, and for the quarter ended July 3, 1999;

     - our Current Report on Form 8-K dated July 20, 1999;

     - the description of our Class A Common Stock contained in our Registration Statement on Form 8-A filed with the SEC on July 20, 1999; and

     - the description of our Class B Common Stock contained in our Registration Statement on Form 8-A filed with the SEC on September 24, 1986, as amended by Form 8-A/A filed with the SEC on July 1, 1998, and as further amended by Form 8-A/A filed with the SEC on July 20, 1999.

     This prospectus is part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC's Public Reference Room or through its Web site.

     You may obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:
         Pilgrim's Pride Corporation
         110 South Texas
         Pittsburg, Texas 75686-0093
         Telephone (903) 855-1000
         Attention: Corporate Secretary

                                  THE COMPANY

     We are one of the largest producers of prepared and fresh chicken products in North America and have one of the best known brand names in the chicken industry. We are the fourth largest producer of chicken in the United States and the second largest in Mexico. Through vertical integration, we control the breeding, hatching and growing of chickens and the processing, preparation, packaging and sale of our product lines.

     Pilgrim's Pride Corporation, which was incorporated in Texas in 1968 and reincorporated in Delaware in 1986, is the successor to a partnership founded in 1946 as a retail feed store. Our principal office is located at 110 South Texas, Pittsburg, Texas 75686-0093 and our telephone number is (903) 855-1000.

                                USE OF PROCEEDS

     Unless we state otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities to fund the expansion of our business, including for:

     - capital expenditures;

     - additional working capital;

     - repayment or reduction of long term and short term debt;

     - financing acquisitions; and

     - general corporate purposes.

     We may invest funds that we do not immediately require in short-term marketable securities. The precise amount and timing of the application of those proceeds will depend upon a variety of factors, including our funding requirements and the availability and cost of other funds. The applicable prospectus supplement will disclose any proposal to use proceeds from any offering of securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows our ratio of earnings to fixed charges for each of the periods indicated. For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income before income taxes and extraordinary items plus fixed charges (excluding capitalized interest). "Fixed charges" consist of interest (including capitalized interest) on all indebtedness, amortization of capitalized financing costs and that portion of rental expense that we believe to be the equivalent of interest. Earnings were inadequate to cover fixed charges by $1.2 million for the fiscal year ended September 28, 1996.

                                                   FISCAL YEAR ENDED                                 NINE MONTHS ENDED
                       --------------------------------------------------------------------------   -------------------
                       OCTOBER 1,   SEPTEMBER 30,   SEPTEMBER 28,   SEPTEMBER 27,   SEPTEMBER 26,   JUNE 27,   JULY 3,
                          1994          1995            1996            1997            1998          1998       1999
                       ----------   -------------   -------------   -------------   -------------   --------   --------
Ratio of Earnings to
  Fixed Charges......    2.79x          1.07x            --             2.57x           2.96x        2.40x      4.36x

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The debt securities we may offer pursuant to this prospectus will be general unsecured obligations of Pilgrim's Pride Corporation and will be either senior or subordinated debt. In this description, references to "Pilgrim's Pride," "we," "us" or "our" refer only to Pilgrim's Pride Corporation and not to any of our subsidiaries. We will issue senior and subordinated debt securities under an indenture, as may be supplemented, to be dated as of a date before the first issuance of the debt securities, between us and an indenture trustee. The senior debt securities will rank equally with each other and with all of our other unsecured and unsubordinated indebtedness. Our senior debt securities will effectively be subordinated to our secured indebtedness, including amounts we have borrowed under any secured revolving or term credit facility, and the liabilities of our subsidiaries. The subordinated debt securities will be subordinate and junior in right of payment, as more fully described in the indenture and in any applicable supplement to the indenture, to all of our senior indebtedness. See "-- Subordination of Subordinated Debt Securities."

     The descriptions under this heading relating to the debt securities and the indenture are summaries of their anticipated provisions. The summaries do not restate those provisions in their entirety and are qualified in their entirety by reference to the actual indenture and debt securities. A form of the indenture under which we may issue our debt securities has been filed as an exhibit to the registration statement of which this prospectus is a part. You should read the indenture for provisions that may be important to you because it, and not this summary, will define your rights as a holder of debt securities.

     This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. Those terms may differ from the terms summarized below. We will also indicate in the applicable prospectus supplement the extent to which the general terms and provisions described in this prospectus apply to a particular series of debt securities.

     The indenture does not limit the amount of debt securities that we may issue under it. We may issue the debt securities in one or more series, each in an aggregate principal amount authorized by us before the issuance of that series.

TERMS

     We will include in a supplement to this prospectus the specific terms of each series of the debt securities being offered. These terms will include some or all of the following:

     - the title of the debt securities and whether the debt securities will be senior or subordinated debt;

     - the total principal amount of the debt securities;

     - the maturity date or dates of the debt securities;

     - the interest rate or rates, if any (which may be fixed or variable), and, if applicable, the method used to calculate the interest rate;

     - the date or dates from which interest will accrue and on which interest will be payable and the dates used to determine the persons to whom interest will be paid;

     - the place or places where the principal of, and any premium or interest on, the debt securities will be paid;

     - the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or analogous provision;

     - whether the debt securities will be convertible or exchangeable into shares of common stock or preferred stock and the terms and conditions governing such conversion or exchange, including the conversion price or exchange rate, as applicable;

     - whether the debt securities will be issued in the form of one or more global securities and whether such global securities will be issuable in temporary global form or permanent global form;

     - if other than United States dollars and denominations of $1,000 or any multiple of $1,000, the currency or currencies or currency unit or currency units and denominations in which the debt securities will be issued;

     - whether, and the terms and conditions on which, we or a holder of debt securities may elect that, or the other circumstances under which, the payment of principal of, or premium or interest, if any, on, the debt securities is to be made in a currency or currencies (including composite currencies) other than that in which the debt securities are denominated;

     - if the amount of payments of principal of (and premium, if any) and any interest on the debt securities may be determined with reference to any commodities, currencies or indices, or values, rates or prices, and the manner in which those amounts will be determined;

     - if other than the principal amount, the portion of the principal amount of the debt securities that we will pay upon acceleration of the maturity date;

     - in addition to those provided in the indenture, any additional means of satisfaction and discharge of the indenture with respect to the debt securities or any additional conditions on discharges;

     - any deletions or modifications of or additions to our events of default or covenants with respect to the debt securities; and

     - any other terms of the series being offered, so long as they are not inconsistent with any provision of the indenture.

     We may offer to sell at a substantial discount below their stated principal amount debt securities bearing no interest or interest at a rate that, at the time of issuance, is below the market rate. We will describe any special United States federal income tax considerations applicable to any of those discounted debt securities in the applicable prospectus supplement.

     If we denominate the purchase price of a series of debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of, any premium or interest on, or any additional amounts with respect to any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will describe in the applicable prospectus supplement any special United States federal income tax considerations, restrictions, elections, specific terms and other information with respect to that series, and that foreign currency or currency unit.

     Except to the extent otherwise set forth in the applicable prospectus supplement or in one or more supplemental indentures, the indenture will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving us. You should refer to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to our events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

     We conduct a substantial portion of our operations through our subsidiaries. The holders of our debt securities may not receive assets of our subsidiaries in a liquidation or recapitalization of those subsidiaries until the claims of our subsidiaries' creditors are paid, except to the extent that we may have recognized claims against such subsidiaries. Our subsidiaries' creditors would include trade creditors, debt holders, secured creditors and taxing authorities.

  Subordination of Subordinated Debt Securities

     The subordinated debt securities will be subordinate and junior in right of payment to all senior indebtedness to the extent provided in the indenture and the applicable supplemental indenture. Except to the extent otherwise set forth in the applicable prospectus supplement, the indenture does not restrict the amount of senior indebtedness which we may incur. We will set forth (or incorporate by reference) the approximate amount of senior indebtedness outstanding as of a recent date in any prospectus supplement under which we offer to sell subordinated debt securities.

     The applicable supplemental indenture and prospectus supplement will set forth the terms of the subordination of a series of subordinated debt securities and will define senior indebtedness.

     The subordinated debt securities will not be subordinated to any indebtedness that is not senior indebtedness, and our creditors who do not hold senior indebtedness will not benefit from the subordination provisions described in this prospectus. In the event of our bankruptcy or insolvency before or after maturity of the subordinated debt securities, those other creditors would rank equally with holders of the subordinated debt securities, subject, however, to the broad equity powers of the Federal bankruptcy court which allow the court to, among other things, reclassify the claims of any series of subordinated debt securities into a class of claims having a different relative priority with respect to the claims of those other creditors or any other claims against us.

  Events of Default

     Unless otherwise provided with respect to any series of debt securities, any one of the following events will constitute an "event of default" under the indenture with respect to that series:

     - we fail to pay the principal or any premium on any debt security of that series when due;

     - we fail to pay the interest or any additional amount on any debt security of that series when due and such failure continues for 30 days;

     - we fail to deposit any mandatory sinking fund payment in respect of any debt securities of that series when due, and such failure continues for 30 days;

     - we fail to comply with any of our other agreements contained in the indenture (other than a covenant included in the indenture for the benefit of a series of debt securities other than that series) and such failure continues for 90 days after written notice is given to us of that failure from the applicable trustee (or to us and such trustee from the holders of at least 25% in principal amount of the outstanding debt securities of that series);

     - certain events of bankruptcy, insolvency or reorganization relating to us; and

     - any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

     If any event of default with respect to the debt securities of any series at the time outstanding occurs and is continuing, then either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series (in the case of an event of default described in the first, second, third or sixth bullet points above) or at least 25% in principal amount of all outstanding debt securities under the indenture (in the case of other events of default other than in the case described in the fifth bullet point above, in which case acceleration will be automatic) may declare the principal amount (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of all the debt securities of the applicable series (or of all outstanding debt securities under the indenture, as the case may be) to be due and payable immediately. However, at any time after such trustee or the holders, as the case may be, declare such acceleration with respect to debt securities of any series, but before the applicable person has obtained a judgment or decree for payment of the money, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain conditions, cancel such acceleration. For information as to waiver of defaults, see "-- Modification and Waiver." Depending on the terms of our other indebtedness outstanding from time to time, an event of default under the indenture may give rise to cross defaults on our other indebtedness.

     The indenture provides that, within 90 days after the occurrence of a default in respect of any series of debt securities, the trustee will give holders of that series notice of all uncured and unwaived defaults known to it. However, except in the case of a default in the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any debt securities of that series, the trustee will be protected in withholding that notice if it in good faith determines that it is in the interest of the holders of the debt securities of that series. The trustee may not give notice of default until at least 30 days after the occurrence of a default in the performance or breach of any covenant or warranty by us under the indenture other than for the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any debt securities of that series. For the purpose of this provision, "default" with respect to debt securities of any series means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series.

     The holders of a majority in the aggregate principal amount of the outstanding debt securities of any series (or, in certain cases, all outstanding debt securities under the indenture) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series (or all outstanding debt securities under the indenture). The indenture provides that in case an event of default occurs and is continuing, the trustee will exercise its rights and powers under the applicable indenture and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless the holders have offered to the trustee reasonable security or indemnity against costs, expenses and liabilities that might be incurred by the trustee in compliance with such request.

     We will be required to furnish the trustee an annual statement as to our performance of certain of our obligations under the indenture and as to any default in our performance.

  Modification and Waiver

     The indenture provides that we may enter into supplemental indentures with the trustee without the consent of the holders of debt securities to, among other things:

     - evidence the succession of another entity to Pilgrim's Pride and the assumption of our covenants under the debt securities and the indenture by the successor;

     - add covenants or events of default for the protection of the holders of debt securities;

     - change or eliminate any provision affecting only debt securities not yet issued;

     - cure any ambiguity or correct any inconsistency in the indenture as long as the action does not materially and adversely affect any holder of debt securities then outstanding under the indenture;

     - evidence and provide for successor trustees or add or change any provisions as may be necessary to provide for or facilitate the appointment of a separate trustee or trustees for specific series of debt securities; or

     - establish the forms and terms of debt securities of any series.

     We may modify the indenture with the consent of the trustee and holders of at least a majority in principal amount of debt securities of each series affected by such modification. However, we may not modify the indenture without the consent of the holders of all of the then outstanding debt securities affected thereby to:

     - change the due date of the principal of, or any installment of principal of or interest on, or payment of additional amounts with respect to, the debt securities of that series;

     - reduce the principal amount of, or any premium or interest rate on, or any additional amount with respect to, the debt securities of that series;

     - reduce the amount due and payable upon acceleration or make payments thereon payable in any currency other than that provided in such debt security;

     - impair the right to institute suit for the enforcement of any such payment on or after it is due; or

     - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is necessary to effect any such modification or amendment of the indenture, for waiver of compliance with certain covenants and provisions in the indenture or for waiver of certain defaults.

     The holders of a majority in aggregate principal amount of the outstanding debt securities of any series (or, in certain cases, all outstanding debt securities under the indenture) may on behalf of the holders of all debt securities of that series (or of all outstanding debt securities under the indenture) waive any past default under the indenture, except a default in the payment of the principal of (or premium, if any) or any interest on, or any additional amounts on, any debt security or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that affected series. The holders of a majority in aggregate principal amount of the affected outstanding debt securities may on behalf of the holders of all debt securities of that series waive our compliance with certain restrictive provisions of the indenture.

  Consolidation, Merger and Sale of Assets

     The indenture provides that we may consolidate with or merge into, or transfer or lease our assets substantially as an entirety to, another person without the consent of any debt security holders if, along with certain other conditions in the indenture:

     - the person (if other than us) formed by such consolidation or into which we merge or which acquires or leases our assets is a corporation, partnership or trust and expressly assumes our obligations on the debt securities and under the indenture;

     - after giving effect to such transaction, there is no event of default, and no event which, after notice or passage of time or both, would become an event of default; and

     - certain other conditions are met.

     If our successor complies with these provisions, we will (except in the case of a lease) be relieved of our obligations under the indenture and the debt securities.

  Discharge and Defeasance

     Upon compliance with certain conditions, we may terminate our obligations under the indenture, other than our obligation to pay the principal of (and premium, if any) and interest on the debt securities of any series and certain other obligations. The conditions include:

     - we irrevocably deposit with the applicable trustee in trust money and/or United States government securities or securities backed by the full faith and credit of the United States government which, through the payment of interest and principal in accordance with their terms, will provide enough money to pay each installment of principal of, any premium and interest on, and any additional amounts and any mandatory sinking fund payments in respect of, the debt securities of that series on the applicable due dates for those payments in accordance with the terms of those debt securities; and

     - we comply with any additional conditions specifically applicable to the covenant defeasance of the debt securities of that series.

     The terms of any series of the debt securities may also provide for legal defeasance under the indenture. In that case, we may be discharged from any and all obligations in respect of the debt securities of that series if:

     - we irrevocably deposit with the applicable trustee, in trust money and/or United States government securities or securities backed by the full faith and credit of the United States government which, through the payment of interest and principal in accordance with their terms, will provide enough money to pay each installment of principal of, any premium and interest on, and any additional amounts and any mandatory sinking fund payments in respect of, the debt securities of that series on the applicable due dates for those payments in accordance with the terms of those debt securities;

     - we request the trustee to discharge us from our obligations under the debt securities of that series; and

     - we comply with any additional conditions specifically applicable to the discharge and defeasance of the debt securities of that series.

     If we comply with the above conditions, the holders of the debt securities will be entitled only to payment out of the money, United States government securities or other securities that are deposited with the trustee as described above, unless our obligations are revived and reinstated because the trustee is unable to apply that trust fund by reason of any legal proceeding, order or judgment.

  Form, Exchange, Registration and Transfer

     Debt securities are issuable in definitive form as registered debt securities. The applicable prospectus supplement will set forth the terms relating to the form, exchange, registration and transfer of debt securities issuable in temporary or permanent global forms.

     Holders may exchange registered debt securities of any series for other registered debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations.

     Holders may present registered debt securities for registration of transfer or exchange at the office of the registrar for the applicable debt securities or at the office of any transfer agent designated by us for that purpose and for that series of debt securities and referred to in an applicable prospectus supplement. Every debt security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. We will not impose a service charge for any transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed. The registrar or transfer agent, as the case may be, will effect the transfer or exchange of any registered debt securities after being satisfied with the documents of title

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and identity of the person making the request. Except to the extent otherwise indicated in the applicable prospectus supplement, we will appoint the trustee as registrar. If the applicable prospectus supplement refers to any transfer agent (in addition to the registrar) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of that transfer agent or approve a change in the location through which any transfer agent acts, except that, if debt securities of a series are issuable solely as registered debt securities, we will be required to maintain a transfer agent in each place of payment for that series. We may at any time designate additional transfer agents with respect to any series of debt securities.

     We will not be required to:

     - issue, register the transfer of or exchange registered debt securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of the debt securities of that series to be redeemed and ending on the close of business on the day of mailing of the relevant notice of redemption; or

     - register the transfer of or exchange any registered debt security, or portion of any registered debt security, called for redemption, except the unredeemed portion of any registered debt security being redeemed in part.

  Payment and Paying Agents

     Unless otherwise indicated in an applicable prospectus supplement, the principal of (and applicable premium, if any) and interest on any series of registered debt securities will be payable in the designated currency or currency unit at the office of the paying agent or paying agents designated from time to time by us. At our option, payment of any interest may be made by check mailed to the address of the person entitled to the interest payment as it appears in the register for the applicable debt securities. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on registered debt securities will be made to the person in whose name that registered debt security is registered at the close of business on the record date for such interest.

     Unless otherwise indicated in an applicable prospectus supplement, the corporate trust office of the trustee will be designated as our paying agent for payments with respect to debt securities issuable solely as registered debt securities. We may at any time designate additional paying agents or rescind our designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for that series.

     If we pay any monies to a paying agent for the payment of principal of (and premium, if any) or interest on any debt security and those monies remain unclaimed at the end of three years after such principal, premium or interest is due and payable, then those monies will (subject to applicable escheat laws) be repaid to us. Afterward, the holder of that debt security or any coupon may look only to us for payment of those monies.

  Book-Entry Debt Securities

     We may issue any series of debt securities in the form of one or more global securities. We will deposit these global securities with a depositary or its nominee identified in the applicable prospectus supplement. We may issue global securities in either temporary or permanent form. The applicable prospectus supplement will describe the specific terms of the depositary arrangement for any portion of a series of debt securities to be represented by a global security.

  Meetings

     The indenture contains provisions for convening meetings of the holders of debt securities of a series. We may upon request, and the trustee or the holders of at least 10% in principal amount of the outstanding debt securities of that series may upon notice, call a meeting at any time. Any resolution presented at a meeting or an adjourned meeting at which a quorum is present may be adopted by the

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affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, except for any consent that must be given by the holder of each outstanding debt security affected by that resolution, as described under "Modification and Waiver" above. However, if the holders of debt securities of a specified percentage, which is less than a majority in principal amount of the outstanding debt securities of a series, make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action, then the affirmative vote of the holders of debt securities of such specified percentage in the principal amount of the outstanding debt securities of that series may adopt a resolution at a meeting or any duly reconvened adjourned meeting at which a quorum is present, except for any consent that must be given by the holder of each outstanding debt security affected by that resolution, as described under "Modification and Waiver" above. Subject to the above-described exceptions, any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the indenture will be binding on all holders of debt securities of that series and any related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series.

  The Trustee

     The trustee for each series of debt securities will be identified in the applicable prospectus supplement. The indenture contains certain limitations on the right of the trustee, as our creditor, to obtain payment of claims in certain cases and to realize on certain property received with respect to any such claims, as security or otherwise. The trustee is permitted to engage in other transactions, except that, if it acquires any conflicting interest, it must eliminate such conflict or resign.

     The trustee may from time to time serve as a depositary of funds of, make loans to and perform other services for us.

                        DESCRIPTION OF EQUITY SECURITIES

GENERAL

     Our certificate of incorporation, as amended, authorizes us to issue 100 million shares of Class A Common Stock, par value $.01 per share, 60 million shares of Class B Common Stock, par value $.01 per share, and 5 million shares of preferred stock, par value $0.01 per share. As of August 9, 1999, 13,794,529 shares of Class A Common Stock, 27,589,250 shares of Class B Common Stock and no shares of preferred stock were outstanding. In general, any series of preferred stock will be afforded preferences regarding dividends and liquidation rights over the common stock. The certificate of incorporation, as amended, empowers the Board of Directors of Pilgrim's Pride, without approval of the stockholders, to cause preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. The description set forth below is only a summary and is not complete. For more information regarding the preferred stock and common stock which may be offered by this prospectus, please refer to the applicable prospectus supplement, our certificate of incorporation, as amended, which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, and the certificate of designations establishing a series of preferred stock, which will be filed with the SEC as an exhibit to or incorporated by reference in the registration statement at or prior to the time of the issuance of that series of preferred stock. In addition, a more detailed description of the common stock may be found in the documents referred to in the fourth and fifth bullet points in the third paragraph of "Where You Can Find More Information."

COMMON STOCK

     All shares of our common stock are identical and entitle the holders of the common stock to the same rights and privileges except as otherwise expressly provided in our certificate of incorporation, as amended. All outstanding shares of our common stock are fully paid, validly issued and nonassessable.

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

  Dividends

     Subject to the rights of the holders of preferred stock, if any, the holders of common stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available therefor, except that:

     - if dividends are declared that are payable in shares of common stock, such stock dividends will be payable at the same rate on each class of common stock and will be payable in shares of Class A Common Stock to holders of Class A Common Stock and in shares of either Class A Common Stock or Class B Common Stock, as may be specified by the Board of Directors, to holders of Class B Common Stock; and

     - if dividends are declared that are payable in shares of common stock of another company, then such shares may differ as to voting rights to the extent that voting rights differ among the Class A Common Stock and the Class B Common Stock.

     With the exception of two quarters in fiscal 1993, the Board of Directors has declared cash dividends of $0.015 per share of common stock every fiscal quarter since our initial public offering in 1986. Payment of future dividends will depend upon our financial condition, results of operations and other factors deemed relevant by the Board of Directors, as well as any limitations imposed by lenders under our existing or future credit facilities. Our revolving credit facility currently limits dividends to a maximum of $3.4 million per year.

  Voting Rights

     The holders of shares of the Class A Common Stock and the Class B Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to 1 vote and each share of Class B Common Stock entitled to 20 votes, except as otherwise provided by law.

  Liquidation Rights

     If we voluntary or involuntary liquidate or dissolve or wind up our affairs, then the holders of shares of common stock will be entitled to receive, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares (or any series) of the preferred stock, all of our remaining assets available for distribution to our stockholders, ratably in proportion to the number of shares of common stock held by them.

  Preemptive Rights; Subscription Rights; Cumulative Voting

     Holders of common stock do not have preemptive or subscription rights or cumulative voting rights.

  Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is Harris Trust and Savings Bank.

PREFERRED STOCK

  Terms

     We will include in a supplement to this prospectus the terms relating to any series of preferred stock being offered. These terms will include some or all of the following:

     - the distinctive title of such preferred stock;

     - the number of shares offered;

     - the initial offering price;

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

     - any liquidation preference per share;

     - any dividend rights and the specific terms relating to those dividend rights, including the applicable dividend rate, period and/or payment date;

     - the date from which dividends on such preferred stock will accumulate, if applicable;

     - whether the shares of preferred stock may be issued at a discount below their liquidation preference, and material United States federal income tax, accounting and other considerations applicable to that preferred stock;

     - whether and upon what terms we or a holder of preferred stock can elect to pay or receive dividends, if any, in cash or in additional shares of preferred stock, and material United States federal income tax, accounting and other considerations applicable to any additional shares of preferred stock paid as dividends;

     - whether and upon what terms the shares will be redeemable;

     - whether and upon what terms the shares will have a sinking fund to be used to purchase or redeem the shares of any series;

     - whether and upon what terms the shares will be convertible into common stock or exchangeable for debt securities, including the conversion price or exchange rate, as applicable;

     - the relative priority of such shares to other series of preferred stock with respect to rights and preferences;

     - the limitations, if any, on the issue of any additional series of preferred stock ranking senior to or on a parity with that series of preferred stock as to dividend rights and rights upon our liquidation, or dissolution or the winding up of our affairs;

     - any voting rights, in addition to those set forth below;

     - whether or not the shares are or will be listed on any securities exchange or quoted on an automated quotation system;

     - a discussion of Federal income tax considerations applicable to the shares; and

     - any additional terms, preferences, rights, limitations or restrictions applicable to the shares.

     The preferred stock will have no preemptive rights. All of the preferred stock, upon payment in full of such shares, will be fully-paid, validly issued and non-assessable.

  Dividends

     The holders of the preferred stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends at such rate and on such dates and on such terms as set forth in the prospectus supplement relating to that series. Different series of the preferred stock may be entitled to dividends at different rates or based upon different methods of determination. That rate may be fixed or variable or both. Each dividend will be payable to the holders of record as they appear on our stock books on the record dates fixed by the Board of Directors or a duly authorized committee of the Board of Directors. Dividends on any series of preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement.

  Ranking

     The preferred stock will rank senior in right of payment to the common stock except as set forth in the applicable prospectus supplement.

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

  Conversion

     The applicable prospectus supplement will set forth the terms and conditions, if any, upon which any series of preferred stock will be convertible into common stock. These terms will include the conversion price, how we will calculate the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holders of the series of preferred stock or at our option, the events requiring an adjustment of the conversion price and provisions affecting conversion if the series of preferred stock is redeemed.

  Exchange

     The applicable prospectus supplement may provide that we may, at our option, exchange, in whole or in part, any series of preferred stock for debt securities. The applicable prospectus supplement will describe the terms, notice and procedures for any such exchange.

  Voting Rights

     Unless otherwise provided in the applicable prospectus supplement, holders of record of each series of preferred stock will have no voting rights, except as required by law and as provided in the applicable certificate of designations.

  Redemption Provisions

     The applicable prospectus supplement will set forth the optional or mandatory redemption terms, if any, relating to a series of preferred stock.

  Certain Covenants

     The applicable prospectus supplement will describe any material covenants that will apply to any series of preferred stock.

  Transfer Agent and Registrar

     The applicable prospectus supplement will designate the transfer agent, registrar and dividend disbursement agent for the preferred stock. The registrar for shares of preferred stock will send notices to stockholders of any meetings at which holders of the preferred stock have the right to elect our directors or to vote on any other matter.

            CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION,
                              BYLAWS AND STATUTES

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

     The General Corporation Law of the State of Delaware provides that a corporation may limit the personal liability of each director to the corporation or its stockholders for monetary damages, except for liability arising because of any of the following:

     - any breach of the director's duty of loyalty to the corporation or its stockholders;

     - acts or omissions by the director not in good faith or that involve intentional misconduct or a knowing violation of law;

     - certain unlawful dividend payments or stock redemptions or repurchases;
       and

     - any transaction from which the director derives an improper personal benefit.

     Our certificate of incorporation, as amended, provides for the elimination and limitation of the personal liability of our directors for monetary damages except for situations described in the bullet points

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

listed above. The effect of this provision is to eliminate our rights and the rights of our stockholders (through stockholders' derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in the bullet points listed above. This provision does not limit or eliminate our rights or any stockholder's right to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

     Under Section 145 of the Delaware General Corporation Law, we generally have the power to indemnify our present and former directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any suit (other than a suit by us or in our right) to which they were or are, or are threatened to be made, a party by reason of their serving in such positions for us, or is or was serving at our request in such positions for another corporation, partnership, joint venture, trust or other enterprise, so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by us or in our right, we may indemnify our present and former directors, officers, employees and agents against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in or not opposed to our best interests, except that we may not indemnify those persons with respect to any claim, issue or matter as to which they have been adjudged liable to us unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification. Section 145 also expressly provides that the power to indemnify authorized by that statute is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     Our Amended and Restated Corporate Bylaws provide that we will indemnify and hold harmless any present or former officer or director or any officer or director who is or was serving at the request of us as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, trust, employee benefit plan or other enterprise, from and against fines, judgments, penalties, amounts paid in settlement and reasonable expenses actually incurred by such person in connection with any suit to which they were or are made, or are threatened to be made, a party, or to which they are a witness without being named a party, if it is determined that he acted in good faith and reasonably believed:

     - in the case of conduct in his official capacity on behalf of us, that his conduct was in our best interests;

     - in all other cases, that his conduct was not opposed to our best interests; and

     - with respect to any criminal action, that he had no reasonable cause to believe his conduct was unlawful.

     However, if a determination is made that a person is liable to us or is found liable on the basis that a personal benefit was improperly received by that person, the indemnification is limited to reasonable expenses actually incurred by that person in connection with the suit and will not be made in respect of any suit in which such person was found liable for willful or intentional misconduct in the performance of his duty to us.

     According to our Amended and Restated Corporate Bylaws and Section 145 of the Delaware General Corporation Law, we have the power to purchase and maintain insurance for our present and former directors, officers, employees and agents.

     The above discussion of our Amended and Restated Corporate Bylaws and of
Section 145 of the Delaware General Corporation Law is only a summary and is not complete. For more information regarding our Amended and Restated Corporate Bylaws, please refer to our Amended and Restated

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

Corporate Bylaws, which are incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

SECTION 203 OF THE DELAWARE CODE

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - before such date the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans; or

     - on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, excluding the stock owned by the interested stockholder.

     A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Although Section 203 of the Delaware General Corporation Law permits us to elect not to be governed by its provisions, to date we have not made this election. As a result of the application of that statute, potential acquirors of Pilgrim's Pride may be discouraged from attempting to effect an acquisition transaction with us, which could possibly deprive holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices in such transactions.

                              PLAN OF DISTRIBUTION

     We may sell the securities in any of the following ways:

     - directly to investors or to other purchasers;

     - through agents;

     - through dealers; or

     - through one or more underwriters or a syndicate of underwriters in an underwritten offering.

     The applicable prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of the securities being offered and any applicable commissions or discounts.

     Offers and sales of the securities may be at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Sales of common stock may be made from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or a combination of such methods of sale.

     In connection with distributions of common stock or otherwise, we may enter into hedging transactions with broker-dealers in connection with which such broker-dealers may sell common stock registered hereunder in the course of hedging through short sales of the positions they assume with us.

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     In connection with the sale of the securities, underwriters, dealers or agents may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters or agents may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Any underwriters, dealers or agents participating in the distribution of the securities may be deemed to be underwriters and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase the securities as a principal, and may then resell such securities at varying prices to be determined by the dealer.

     We may enter into agreements with underwriters, dealers or agents under which we agree to indemnify against, or contribute payments made in respect of, certain civil liabilities incurred by such persons, including liabilities under the Securities Act of 1933, and reimburse certain expenses. Underwriters, dealers and agents and their associates may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

     If indicated in the applicable prospectus supplement, we will authorize underwriters and agents or dealers to solicit offers by certain purchasers to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to contracts providing for payment and delivery on a future date. The obligations of any purchaser under any such contract will be subject to only those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of such offers.

     Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common stock, which is listed on the New York Stock Exchange. We will list any common stock sold under a prospectus supplement on the New York Stock Exchange, subject to official notice of issuance. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance that there will be an active trading market for any of the securities.

                                 LEGAL MATTERS

     The validity of the securities will be passed upon for us by Baker & McKenzie, Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of Pilgrim's Pride Corporation at September 26, 1998 and September 27, 1997, and for each of the three years in the period ended September 26, 1998, incorporated by reference in this registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon also incorporated by reference herein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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